SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2012

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Marketletter

Index

Page
I - Analysis of 4Q11

1. Analysis of Consolidated Result	04

2. Analysis of Parent Company Result	11

Conference Call Information

April 18, 2012

11:00 a.m. (Brasília time)

10:00 a.m. (US EST)

14:00 p.m. (United Kingdom time)

Phone:

(1 786) 837-9597 (United States)

(44) 20 3318-3776 (United Kingdom)

0800-031-4433 / (11) 4433-2163 (Brazil)

Password: 9000

IR Contact:

Investor Relations Area

Phone: (55) (21) 2514-6331

invest@eletrobras.com

www.eletrobras.com/ir

II – Annex: Subsidiaries Companies Information

1. Generation and Transmission Companies	30

Itaipu	31

Furnas	38

Chesf	62

Eletronorte	83

Eletronuclear	102

Eletrosul	111

CGTEE	128

2. Distribution Companies	138

Amazonas Energia	140

Distribuição Alagoas	154

Distribuição Piauí	162

Distribuição Rondônia	170

Distribuição Roraima	179

3. Participation Company	188

Eletropar	189

Marketletter

1.       Generation and Transmission Companies

Company	Net Operating		Service		Income/Loss		EBITDA		Margin
	Revenue		Result		of the Period		(R$ million)		EBITDA
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Furnas	7,728	6,861	950	1,298	260	636	1,275	1,546	16.5%	22.5%
Chesf	5,582	5,433	1,826	2,380	1,554	2,177	2,263	2,795	40.5%	51.5%
Eletronorte	5,503	4,644	638	503	58	154	1,099	947	20.1%	20.5%
Eletronuclear	1,815	1,672	434	415	307	(119)	280	101	20.5%	9.4%
Eletrosul	1,360	1,067	268	251	105	68	687	658	37.8%	39.4%
CGTEE	550	527	162	24	17	41	253	82	46.0%	15.6%
Total	22,538	20,204	4,278	4,871	2,301	2,957	5,856	6,130

Install Capacity

Company	Own (a)	SPE (b)	Physical Aggregation 2011	Total (a+b)
Furnas	9,624	689	-	9,592
Chesf	10,615	64	64	10,679
Eletronorte	9,175	75	64	9,250
Itaipu	7,000	-	-	7,000
Eletronuclear	1,990	-	-	1,990
CGTEE	840	-	350	840
Eletrosul	-	81	81	81
Eletrobras	-	13	13	13
Distribution Companies	2,176	-	-	2,176
Total	41,420	922	572	41,621

(b) The company's participation in the enterprise

Extension of Transmission Lines - Km

Company	Own (a)	SPE (b)	Physical Aggregation 2011	Total (a+b)
Furnas	17,050	210	108	17,260
Chesf	17,924	351	10	18,275
Eletronorte	8,821	552	95	9,373
Eletrosul	8,096	554	-	8,650
Distribution Companies	365	-	-	365
Total	52,256	1,667	213	53,923

(b) The company's participation in the enterprise

Energy Sold – GWh

	2011	2010
Itaipu	91,523	85,303
Furnas	54,892	56,712
Chesf	57,879	56,048
Eletronorte	54,135	52,258
Eletrosul	528	324
CGTEE	8,877	4,463
Total	267,834	255,108

Marketletter

Balance Sheet

(In US$)

Assets	12/31/2011	12/31/2010
Current Assets
Cash and banks	568,408,376	545,693,567
Accounts receivable – rendering of services	872,623,855	754,598,355
Stored materials	6,902,216	7,326,737
Obligations receivable	731,570	734,466
Legal deposits	54,693,468	51,472,834
Others	50,024,883	29,195,719

Total Current Assets	1,553,384,368	1,389,021,678

Non-Current Assets
Accounts receivable –rendering of services	-	39,002,146
Obligations receivable	208,219,907	159,894,095
Legal deposits	45,438,259	30,166,661
	253,658,166	229,062,902

Results to compensate
From previous periods	362,270,439	828,818,259
Result for the period	(784,223,831)	(466,547,820)
	(421,953,392)	362,270,439

Property, unit and equipment	17,449,556,932	17,430,926,794
Intangible	20,332,016	18,074,800
Total Non-Current Assets	17,301,593,722	18,040,334,935
Total Assets	18,854,978,090	19,429,356,613

Marketletter

Liabilities and Stockholders’ Equity	12/31/2011	12/31/2010
Liability
Current Liabilities
Loans and Financing	1,028,829,033	964,112,033
Remuneration and reimbursement	564,237,033	415,708,139
Suppliers	65,874,284	78,389,798
Pay roll and social obligations	51,776,352	53,805,637
Labor indemnities	19,734,254	16,472,537
Provision for contingencies	223,207,923	222,371,817
Other obligations	20,340,205	4,606,031
Total Current Liabilities	1,973,999,084	1,755,465,992

Non-Current Liabilities
Loans and financing	14,895,116,272	15,895,153,536
Labor indemnities	348,521,484	328,497,592
Retirement benefits	1,355,099,147	1,168,898,536
Provision for contingencies	179,188,637	178,286,782
Other obligations	3,053,466	3,054,175
	16,780,979,006	17,573,890,621
Total Liabilities	18,754,978,090	19,329,356,613

Stockholders’ Equity
Capital
Centrais Elétricas Brasileiras S,A,	50,000,000	50,000,000
Administración Nacional de Electricidad	50,000,000	50,000,000
Total Stockholders’ Equity	100,000,000	100,000,000
Total Liabilities and Net Stockholders’ Equity	18,854,978,090	19,429,356,613

Marketletter

Statement of Income

US$

	2011	2010
Operating Revenues
Power supply	3,291,012,000	3,291,012,000
Remuneration on power assignment	267,761,087	104,496,786
Reimbursement of charges – Assured energy	93,378,828	55,038,968
Operating revenues - total	3,652,151,915	3,450,547,754
Operating Expenses
Remunerations and reimbursements
Capital income	(47,149,750)	(44,733,476)
Remuneration on power assignment	(267,761,087)	(104,496,786)
Assured energy
Royalties	(397,969,347)	(377,031,035)
Reimbursement of charges – administration and supervision	(30,613,027)	(29,002,387)
Non assured energy
Royalties	(86,708,911)	(51,107,613)
Reimbursement of charges – administration and supervision	(6,669,917)	(3,931,355)
	(93,378,828)	(55,038,968)
	(836,872,039)	(610,302,652)
General and administrative expenses
Personnel	(545,332,279)	(580,341,945)
Actuarial provisions	(206,010,554)	(428,607,040)
Materials	(16,169,216)	(12,023,546)
Third party services	(106,963,208)	(102,745,459)
Provision for contengencies	(49,301,964)	(68,572,111)
Other operating expenses	(140,414,682)	(99,159,723)
	(1,064,191,903)	(1,291,449,824)
Total of operating expenses	(1,901,063,942)	(1,901,752,476)
Result of Service	1,751,087,973	1,548,795,278
Other revenues / expenses
Sundry Revenues	15,800,187	5,772,443
Sundry Expenses	(24,176,920)	(16,552,563)
	(8,376,733)	(10,780,120)
Financial Revenues
Income from financial applications	105,934,931	62,400,097
Arrears on energy bills	136,470	5,148
Other financial revenues	8,412,075	5,741,215
	114,483,476	68,146,460
Financial Expenses
Financial charges to be capitalized	(225,654)	-
Financial charges not to be capitalized	(1,093,462,280)	(1,154,444,716)
Monetary variations	20,745,178	14,830,963
Other financial expenses	(28,129)	(45)
	(1,072,970,885)	(1,139,613,798)
Financial Result	(958,487,409)	(1,071,467,338)
Net income for the period	784,223,831	466,547,820

Marketletter

Cash Flow

(US$)

	2011	2010
Operating Activities
Net income for the period	784,223,831	466,547,820
Adjustments
Disposal of Assets - sales	23,720,181	15,954,779
Monetary Variation on Financing and loans	(2,694,871)	5,105,960
Monetary Variation on Estimated Obligations	(52,128,833)	19,692,274
Liabilities provision
Financial charges to be capitalized	225,654	-
Financial charges not to be capitalized	1,093,462,280	1,154,444,716
Estimated Obligations	334,141,316	615,462,605
Adjusted Income	2,180,949,558	2,277,208,154
Variations in Assets and Liabilities
Accounts Receivable variation – Rendering of Services	(79,023,354)	9,290,352
Stored Material variation	424,521	(547,933)
Other Credits variation	(87,037,350)	(43,437,756)
Remuneration and reimbursement variation	148,528,894	7,118,083
Suppliers and other variations	3,217,951	24,713,969
Payment-roll and social obligation variation	(2,029,285)	6,245,698
Payment of the Estimated Obligation	(70,788,302)	(7,771,313)
	(86,706,925)	(4,388,900)
Net Operating Cash Flow	2,094,242,633	2,272,819,254
Investment Activities
Property, unit and equipment and intangible	(44,607,535)	(49,093,824)
Balance of the Investment Activities	(44,607,535)	(49,093,824)
Financing Activities
Loans and financing obtained	29,060,019	19,587,569
Amortization of the Loans and Financing	(964,999,258)	(1,056,555,509)
Payment of interest on Loans and Financing	(1,090,981,050)	(1,155,388,632)
Balance of the Financing Activities	(2,026,920,289)	(2,192,356,572)
Total of Cash Effects	22,714,809	31,368,858
Cash and cash equivalent – beginning of period	545,693,567	514,324,709
Cash and cash equivalent – end of period	568,408,376	545,693,567
Total of Cash Effects	22,714,809	31,368,858

Marketletter

Market Data

1. Generation Assets and Energy generated

Own assets

Unit	Installed Capacity MW	Guaranteed Energy MW Average	Energy generated – MWh
			1Q11	2Q11	3Q11	4Q11	2011
Itaipu Binacional	14,000	8,577	23,025, 990	22,845,281	23,242,986	23,131,282	92,245,539

Unit	Location (State)	Beginning of Operation	End of concession	No depreciated asset US$ million
Itaipu Binacional	Brasil (Paraná) and Paraguay (Alto Paraná	03/85	-x-	17,488.5

2. Electric energy purchased for resale   - N/A

3. Energy sold

Own assets

Buyer	Sales model	1Q11		2Q11		3Q11		4Q11
		US$ Million*	MWh	US$ Million*	MWh	US$ Million*	MWh	US$ Million*	MWh
Eletrobras System	A	-	-	-	-	-	-	-	-
	B	762.4	20,770,983	772.4	20,763,999	773.4	21,129,632	769.2	20,822,158
Others	A	-	-	-	-	-	-	-	-
	B	60.3	2,078,231	50.4	1,906,259	49.3	1,937,812	53.6	2,113,739
Total	A	-	-	-	-	-	-	-	-
	B	822.7	22,849,214	822.8	22,670,258	822.7	23,067,444	822.8	22,935,897

A - Through auction

B - Through free market agreements or bilateral contracts

* Consideres only sales of guaranteed energy.

4. CCEE settlement (Spot and MRE) – N/A

5. Fuel used to produce electricity– N/A

6. Losses in generation - %

1Q11	2Q11	3Q11	4Q11	2011
0.77%	0.77%	0.76%	0.84%	0.78%

7. Average price– US$/MWh

7.1 Own assets

1Q11	2Q11	3Q11	4Q11	2011
22.60	22.60	22.60	22.60	22.60

7.2 SPEs – N/A

Marketletter

8. Extension of transmission lines – Km – N/A

9. Total RAP (Allowed Annual Revenues) for transmission lines– R$ million – N/A

10. Losses in transmission - % - N/A

11. Main investments of parent company– US$ million

Project	1Q11	2Q11	3Q11	4Q11	Accomplished
Generation	9.6	7.2	8.7	19.1	44.6
Permanent	1.3	1.4	2.1	2.2	7.0
Other investments	8.3	5.8	6.6	16.9	37.6
Total	9.6	7.2	8.7	19.1	44.6

12. New investments – N/A

13. Loans and financing – US$ million

Local currency - LC

Creditor	Balance 03.31.11	Balance 06.30.11	Balance 09.30.11	Balance 12.31.11	Due	Index
FIBRA – Fundação Itaipu – BR	53.2	55.7	46.5	45.9	2023	INPC

Foreign currency - FC

Creditor	Balance 03.31.11	Balance 06.30.11	Balance 09.30.11	Balance 12.31.11	Due	Currency
Eletrobras	6,676.4	6,544.8	6,411.4	6,273.3	2014 / 2023	US$
National Treasury	9,557.7	9,463.7	9,368.3	9,271.3	2023	US$
Restructuring of foreign debt	350.0	326.1	329.1	305.3	2013 / 2023	US$
CAJUBI – Fundação Itaipu – PY	5.5	8.5	18.7	28.1	2022	US$
T O T A L	16,589.6	16,343.1	16,127.5	15,878.0

14. Contracts – US$ million

14.1 Loans and financing

Loans and financing	2012	2013	2014	2015	2016	After 2016
By activity
Generation	1,028.8	1,096.1	1,168.7	1,241.3	1,324.0	10,065.0
By creditor
Eletrobras	577.2	623.3	686.0	597.0	485.5	3.304.3
Others	451.6	472.8	482.7	644.3	838.5	6.760.7

14.2 Energy purchase – N/A

14.3 Energy sale – N/A

Marketletter

15. Number of employees (including request employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

15.1 By tenure

Composition of employees by tenure (Years)	1Q11	2Q11	3Q11	4Q11
Up 5	1,006	1,074	1,064	1,139
6 to 10	175	195	244	264
11 to15	378	372	377	380
16 to 20	360	348	314	291
21 to 25	1,025	984	970	930
up 25	320	339	358	391
Total	3,264	3,312	3,327	3,395

                15.2 By region

State	Number of employees
Usina Hidrelétrica de Itaipu*	2,284
Paraná – Brasil	332
São Paulo – Brasil	2
Brasília – Brasil	4
Paraguai	773
Total	3,395

* Located in Foz do Iguaçu-Paraná-Brasil and Hernandárias-Alto Paraná-Paraguay.

                15.3 By departments

Department	Number of employees
Field	1,022
Administrative	2,373

16. Complementary work force

Operational
1Q11	158
2Q11	181
3Q11	216
4Q11	218

17. Turn-over

1Q11	2Q11	3Q11	4Q11
0.0115	0.0136	0.0115	0.0084

Marketletter

Balance Sheet

(R$ thousand)

Assets	Parent Company		Consolidated
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Current Assets
Cash and banks	115,665	75,859	511,877	549,141
Marketable securities	525,842	465,981	617,315	470,984
Consumers	818,001	744,306	859,312	780,142
Financial asset – public service concession	-	-	14,940	13,442
Loans and financing	171,308	151,125	171,308	151,125
Equity remuneration	5,627	12,570	-	2,020
Compensation rights	9,937	6,262	9,937	6,262
Stored materials	23,840	11,896	24,474	11,971
Collaterals and linked deposits	18,056	35,893	36,862	59,171
Expenses paid in advance	1,269	3,971	13,851	14,042
Derivative financial instruments	-	-	3,617	-
Tax and social contribution	68,524	58,922	96,308	77,612
Others	102,624	118,632	117,913	130,442
	1,860,693	1,685,417	2,477,714	2,266,354

Non-Current Assets
Loans and financing	461,748	607,743	461,748	607,743
Marketable securities	-	-	12,392	3,845
Stored materials	80,909	89,354	80,909	89,354
Tax and social contribution	1,136,940	909,665	1,222,378	968,865
Collaterals and linked deposits	310,197	179,536	380,225	210,230
Financial asset – public service concession	7,580,769	7,356,289	8,368,789	7,720,444
Others	42,583	41,848	97,832	82,095
	9,613,146	9,184,435	10,624,273	9,682,576

Investments	2,358,862	1,394,891	42,288	98,305
Property, unit and equipment	8,480,566	8,418,529	15,558,459	13,587,875
Intangible	108,852	116,436	1,040,858	1,046,187
	20,561,426	19,114,291	27,265,878	24,414,943
Total Assets	22,422,119	20,799,708	29,743,592	26,681,297

Marketletter

Liabilities and Stockholders’ Equity	Parent Company		Consolidated
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Current Liabilities
Loans and financing	678,373	305,591	1,180,533	538,029
Debentures	-	-	633,745	-
Suppliers	812,903	841,815	926,935	1,026,132
Taxes and social contributions	230,432	230,150	263,709	244,847
Shareholders remuneration	64,497	17,928	65,713	18,747
Estimated obligation	140,749	123,810	144,265	126,253
Complementary pension fund	248,240	221,999	248,240	221,999
Sector charges	44,391	47,009	45,318	47,009
Use of public property	-	-	35,233	25,098
Incentive to early retirement	93,137	-	93,137	-
Research and development	6,724	6,170	13,079	6,209
Income participation	106,093	105,095	106,093	105,095
Use of hidric resources	32,400	30,747	35,435	30,747
Others	34,126	40,593	132,104	64,883
	2,492,065	1,970,907	3,923,539	2,455,048

Non-Current Liabilities
Loans and financing	4,156,567	3,383,361	8,424,330	6,981,905
Suppliers	-	-	9,146	-
Debentures	-	-	279,410	710,536
Provisions of contingencies	622,689	557,731	627,347	560,811
Complementary pension fund	271,861	536,983	271,861	536,983
Use of public property	42,230	40,335	1,083,529	1,008,541
Advance for future capital increase	300,000	-	300,000	-
Incentive to early retirement	247,793	-	247,793	-
Research and development	184,832	150,266	184,881	150,266
Taxes and social contributions	802,452	815,527	875,623	857,270
Others	3,485	9,797	217,988	85,136
	6,631,909	5,494,000	12,521,908	10,891,448

Stockholders’ Equity
Capital	6,031,154	6,031,154	6,031,154	6,031,154
Capital Reserves	5,690,383	5,690,383	5,690,383	5,690,383
Income Reserves	1,814,857	1,812,970	1,814,857	1,812,970
Additional proposed dividends	193,491	53,783	193,491	53,783
Other comprehensive income	(431,740)	(253,489)	(431,740)	(253,489)
	13,298,145	13,334,801	13,298,145	13,334,801
Total Liabilities and Stockholders’ Equity	22,422,119	20,799,708	29,743,592	26,681,297

Marketletter

Statement of Income by Activity

(R$ thousand)

	Parent Company
	12/31/2010
	Generation	Transmission	Trading Energy	Total
Net operating revenues	3,097,161	1,905,426	1,447,065	6,449,652
Operational Cost	(1,409,036)	(1,287,966)	(2,605,669)	(5,302,671)
Cost with electric energy	(435,092)	-	(2,585,193)	(3,020,285)
Electric Energy purchased for resale	-	-	(2,585,193)	(2,585,193)
Charge on the use of Electric grid	(435,092)	-	-	(435,092)
Operation cost	(973,944)	(1,041,370)	(20,476)	(2,035,790)
Personnel, Material and Third party services	(526,945)	(906,873)	(32,110)	(1,465,928)
Income participation	(36,118)	(66,752)	(2,468)	(105,338)
Depreciation and amortization	(193,240)	(27,913)	(354)	(221,507)
Use of hydro resources	(181,935)	-	-	(181,935)
Operational provision	(16,941)	(25,454)	14,795	(27,600)
Fuel and water for production of electric energy	(6,682)	-	-	(6,682)
Other	(12,083)	(14,378)	(339)	(26,800)
Construction expenses	-	(246,596)	-	(246,596)
Gross income	1,688,125	617,460	(1,158,604)	1,146,981
Operating Expenses	209,062	(95,437)	(52,810)	60,815
Service Results	1,897,187	522,023	(1,211,414)	1,207,796
Result on the Equity Method	(71,613)	-	-	(71,613)
Financing result	(66,257)	(69,734)	(31,252)	(167,243)
Result before social contribution and income tax	1,759,317	452,289	(1,242,666)	968,940
Income tax and Social Contribution	(500,531)	(17,753)	299,742	(218,542)
Income tax and Social Contribution deferred	(2,062)	(113,987)	1,172	(114,877)
Net Result for the period	1,256,724	320,549	(941,752)	635,521

Marketletter

	Consolidated
	12/31/2010
	Generation	Transmission	Trading Energy	Total
Net operating revenues	3,273,517	2,150,570	1,437,286	6,861,373
Operational Cost	(1,457,064)	(1,441,069)	(2,569,952)	(5,468,085)
Cost with electric energy	(444,971)	-	(2,552,544)	(2,997,515)
Electric Energy purchased for resale	-	-	(2,552,544)	(2,552,544)
Charge on the use of Electric grid	(444,971)	-	-	(444,971)
Operation cost	(1,012,093)	(1,165,204)	(17,408)	(2,194,705)
Personnel, Material and Third party services	(531,085)	(1,030,654)	(29,044)	(1,590,783)
Income participation	(36,118)	(66,753)	(2,467)	(105,338)
Depreciation and amortization	(226,915)	(27,934)	(354)	(255,203)
Use of hydro resources	(182,269)	-	-	(182,269)
Operational provision	(16,941)	(25,454)	14,795	(27,600)
Fuel and water for production of electric energy	(6,682)	-	-	(6,682)
Other	(12,083)	(14,409)	(338)	(26,830)
Construction expenses	-	(275,865)	-	(275,865)
Gross income	1,816,453	709,501	(1,132,666)	1,393,288
Operating Expenses	134,920	(177,178)	(52,810)	(95,068)
Service Results	1,951,373	532,323	(1,185,476)	1,298,220
Result on the Equity Method	(7,183)	-	-	(7,183)
Financing result	(206,354)	(76,434)	(31,253)	(314,041)
Result before social contribution and income tax	1,737,836	455,889	(1,216,729)	976,996
Income tax and Social Contribution	(507,993)	(18,221)	300,949	(225,265)
Income tax and Social Contribution deferred	(2,062)	(115,320)	1,172	(116,210)
Net Result for the period	1,227,781	322,348	(914,608)	635,521

Marketletter

	Parent Company
	12/31/2011
	Generation	Transmission	Trading energy	Total
Net operating revenues	3,068,914	2,326,095	1,654,302	7,049,311
Operational Cost	(1,678,832)	(1,839,848)	(2,432,783)	(5,951,463)
Cost with electric energy	(453,607)	-	(2,390,029)	(2,843,636)
Electric Energy purchased for resale	-	-	(2,390,029)	(2,390,029)
Charge on the use of Electric grid	(453,607)	-	-	(453,607)
Operation cost	(1,225,225)	(1,421,180)	(42,754)	(2,689,159)
Personnel, Material and Third party services	(582,783)	(1,035,943)	(30,314)	(1,649,040)
Income participation	(32,220)	(63,013)	(2,402)	(97,635)
Depreciation and amortization	(232,930)	(7,250)	(667)	(240,847)
Use of hydro resources	(184,877)	-	-	(184,877)
Operational provision	(137,352)	(301,709)	(8,362)	(447,423)
Fuel and water for production of electric energy	(44,667)	-	-	(44,667)
Other	(10,396)	(13,265)	(1,009)	(24,670)
Construction expenses	-	(418,668)	-	(418,668)
Gross income	1,390,082	486,247	(778,481)	1,097,848
Operating Expenses	(431,110)	98,406	(5,174)	(337,878)
Service Results	958,972	584,653	(783,655)	759,970
Result on the Equity Method	(59,145)	-	-	(59,145)
Financing result	(69,413)	(206,354)	(25,555)	(301,322)
Result before social contribution and income tax	830,414	378,299	(809,210)	399,503
Income tax and Social Contribution	(630,104)	(281,897)	657,352	(254,649)
Income tax and Social Contribution deferred	261,041	125,590	(271,610)	115,021
Net Result for the period	461,351	221,992	(423,468)	259,875

Marketletter

	Consolidated
	12/31/2011
	Generation	Transmission	Trading energy	Total
Net operating revenues	3,364,679	2,695,045	1,667,822	7,727,546
Operational Cost	(1,944,367)	(2,164,338)	(2,330,445)	(6,439,150)
Cost with electric energy	(474,703)	-	(2,287,691)	(2,762,394)
Electric Energy purchased for resale	-	-	(2,287,691)	(2,287,691)
Charge on the use of Electric grid	(474,703)	-	-	(474,703)
Operation cost	(1,469,664)	(1,424,957)	(42,754)	(2,937,375)
Personnel, Material and Third party services	(609,755)	(1,038,854)	(30,314)	(1,678,923)
Income participation	(32,220)	(63,013)	(2,402)	(97,635)
Depreciation and amortization	(315,532)	(7,984)	(667)	(324,183)
Use of hydro resources	(200,806)	-	-	(200,806)
Operational provision	(137,648)	(301,709)	(8,362)	(447,719)
Fuel and water for production of electric energy	(44,667)	-	-	(44,667)
Other	(129,036)	(13,397)	(1,009)	(143,442)
Construction expenses	-	(739,381)	-	(739,381)
Gross income	1,420,312	530,707	(662,623)	1,288,396
Operating Expenses	(436,112)	103,342	(5,174)	(337,944)
Service Results	984,200	634,049	(667,797)	950,452
Result on the Equity Method	-	-	-	-
Financing result	(282,344)	(224,094)	(25,555)	(531,993)
Result before social contribution and income tax	701,856	409,955	(693,352)	418,459
Income tax and Social Contribution	(656,309)	(282,928)	657,352	(281,885)
Income tax and Social Contribution deferred	277,535	117,376	(271,610)	123,301
Net Result for the period	323,082	244,403	(307,610)	259,875

Marketletter

Cash Flow

(R$ thousand)

	Parent Company		Consolidated
	2011	2010	2011	2010
Operating Activities
Net income for the period	399,503	968,940	418,459	976,996
Expenses (revenues) not affecting net working capital
Depreciation and amortization	240,847	221,507	324,183	255,203
Monetary and currency variation	86,198	51,776	151,343	159,517
Income from financial investment	(27,337)	(29,742)	(49,897)	(41,529)
Financing charges	242,461	164,442	430,547	186,352
Equity Method	59,145	71,613	-	7,183
Provision for credit of questionable liquidation	41,608	68,941	41,608	68,941
Provisions for risks with fiscal, labor and civil litigation	115,418	125,797	115,714	125,797
Personnel adjustment Plan	340,930	-	340,930	-
Impairment	349,443	-	349,443	-
Reversal of provision for reduction of the recoverable value of assets (impairment)	-	(252,767)	(651)	(252,767)
Reversal of provision for loss on investments	-	(68,649)	-	(68,649)
Reversal of operational provision	(50,533)	(120,790)	(50,533)	(120,790)
Write-off of fixed assets	3,370	(943)	3,628	(272)
Financing asset amortization	1,435,093	1,310,398	1,380,970	1,310,398
Financing asset income	(1,190,746)	(1,034,543)	(1,235,685)	(1,124,829)
RGR - charges	51,751	15,038	51,906	15,038
Income participation	97,635	105,338	97,635	105,338
Post-employment benefit	-	(58,356)	-	(58,356)
Actuarial income – post-employment benefit	(158,925)	-	(158,925)	-
Actuarial provision/reversal – post-employment benefit	-	(11,780)	-	(11,780)
Use of public good	-	-	27,506	-
Deferred taxes - provision	-	-	23,323	-
Others	(2,355)	(6,892)	10,506	20,045
Subtotal	2,033,506	1,519,328	2,272,010	1,551,836
Variation in operating assets / liabilities	(55,548)	(25,601)	(66,249)	(82,662)
Payment of financial charges	(383,854)	(312,813)	(420,563)	(314,382)
Payment of RGR charges	(205,242)	-	(205,472)	-
Financial charges receivable	10,548	15,657	10,548	15,657
Payment of income tax and social contribution	(221,013)	(208,216)	(229,573)	(208,216)
Collaterals and linked deposits	(70,042)	20,382	(71,445)	18,327
Related parties	-	-	(155)	(396)
Renegotiated energy credits-received	228,928	169,185	228,928	169,185
Payment of income participation	(96,319)	(76,849)	(96,356)	(76,849)
Taxes and social contribution - payment – principal	(70,705)	(70,581)	(70,705)	(70,581)
Complementary security fund payment – debt (FRG)	(228,119)	(122,138)	(228,119)	(122,138)
Subtotal	(1,035,818)	(585,373)	(1,082,912)	(589,393)
Net cash of operational activities	942,140	908,354	1,122,849	879,781
Financing Activities
Loans and financing obtained	1,237,358	795,368	2,057,954	2,242,119
Loans and financing payable - principal	(265,993)	(100,767)	(341,661)	(215,663)
Capital paid up	-	-	8,575	-
Advance for future capital increase - receipt	300,000	-	300,000	-
Payment of shareholders remuneration	(78,010)	(14)	(89,825)	(14)
Funding payment	-	(40,500)	-	(40,500)
Others	-	-	(30,183)	(885)
Net cash of financing activities	1,193,355	654,087	1,904,860	1,985,057
Investment Activities
Loans and financing - granted	(3,109)	(1,349)	(3,109)	(4,842)
Interest - receipt	-	-	187	-
Loans and financing granted - receivable	2,190	57,287	2,190	57,287
Acquisition of financial assets	(418,668)	(246,596)	(739,381)	(246,596)
In fixed income and equities	-	-	(123,470)	24,623
Acquisition of property, unit and equipment	(635,383)	(1,024,079)	(2,181,902)	(2,646,760)
Acquisition of intangible assets	(15,095)	(25,551)	(15,609)	(25,767)
Acquisition of equity participation investment	(1,031,711)	(272,942)	(25,658)	57,740
Investment receivables	6,087	13,375	6,087	289
Others	-	-	15,692	-
Net cash of investment activities	(2,095,689)	(1,499,855)	(3,064,973)	(2,784,026)
Total of cash effects	39,806	62,586	(37,264)	80,812
Cash and cash equivalent – beginning of period	75,859	13,273	549,141	468,329
Cash and cash equivalent – end of period	115,665	75,859	511,877	549,141
	39,806	62,586	(37,264)	80,812

Marketletter

Analysis of the consolidated result

Furnas presented, in the fourth quarter 2011, net income 196.7% higher than the value presented in the previous quarter, from a loss of R$ 306.5 million in the third quarter of 2011 to an income of R$ 296.5 million in the fourth quarter of 2011, mainly due to the impact in the third quarter of the allowance to encourage the dismissal of staff.

For the year 2011, the company reported net income 59.11% lower than the value recorded in 2010, from R$ 635 million in 2010 to R$ 260 million in 2011 due mainly to a complement of the provision for impairment and a provision to encourage the dismissal of staff.

Operating Revenue

The supply of electricity declined by 0.7%, from R$ 1,287.1 million in the third quarter of 2011 to R$ 1,278 million in the fourth quarter of 2011, representing no significant change.

The short-term energy declined by 95.9% from R$ 113.7 million in the third quarter of 2011, to R$ 4.7 million in the fourth quarter of 2011, mainly due to the concentration of revenue in the third quarter due to the seasonality of the market.

The financial remuneration increased 12.2% from R$ 310.6 million in the third quarter of 2011, to R$ 348.6 million in the fourth quarter of 2011 mainly as a result of the update of the balance of the financial asset.

Cost of Electricity Services

Electricity purchased for resale line item showed an increase of 16.5% from R$ 505 million in the third quarter of 2011, to R$ 588.1 million in the fourth quarter of 2011, mainly due to the need to supply the Simplicio contract .

Charges for use of the electricity grid showed an increase of 4.2% from R$ 126.1 million in the third quarter of 2011, to R$ 131.4 million in the fourth quarter of 2011, mainly due to the increase of usage charges in companies that hold Furnas participation.

Depreciation and amortization increased 62.5% from R$ 69.4 million in the third quarter of 2011, to R$ 112.6 million in the fourth quarter of 2011, mainly due to Furnas’ holdings in other companies.

The personnel expenses line item decreased by 23.9% from R$ 271.2 million in the third quarter of 2011, to R$ 206.5 million in the fourth quarter of 2011, mainly due to the effect of the Reduction of Workforce in the 4Q11, 2011 according to the dismissal of staff (allowance).

Fuel for electric power production declined by 58.2% from R$ 23.3 million in the third quarter of 2011, to R$ 9.7 million in the fourth quarter of 2011, mainly due to the fact that the Santa Cruz Thermoelectric Plant was not dispatched during this period.

Third-party services increased by of 30.5%, from R$ 165.8 million in the third quarter of 2011, to R$ 216.4 million in the fourth quarter of 2011, mainly due to the transfer of 13th salary and vacation provided for third-party services of FURNAS.

The Material line item showed an increase of 98.5%, from R$ 8.2 million in the third quarter of 2011, to R$ 16.2 million in the fourth quarter of 2011, due primarily to increased consumption of fuel and lubricants for maintenance.

Operating Revenue (Expense)

The provision for early retirement and dismissal of staff expense decreased by 120.6% from a provision of R$ 429.5 million in the third quarter of 2011, for a reversal of R$ 88.5 million in the fourth quarter of 2011, mainly due the payment of compensation to employees laid off in October 2011 and well as employees who gave up on early retirement and dismissal.

Operating provisions expenses increased 217.4% from a reversal of R$ 82.9 million in the third quarter of 2011 to a provision of R$ 97.4 million in the fourth quarter of 2011, mainly due to increases in items of contingencies and provisions for Loans and Losses (PCLD).

The company also incurred an expense for bonuses and results in the fourth quarter of 2011, totaling R$ 97.6 million.

Other Revenues (Expenses)

Other income and expenses showed an increase of 159.5%, from an expense of R$ 426.7 million in the third quarter of 2011, to a revenue of R$ 253.7 million in the fourth quarter of 2011, mainly due to the impact of actuarial gain.

Financial Results

Financial income decreased by 8.6%, from R$ 61.6 million in the third quarter of 2011, to R$ 56.3 million in the fourth quarter of 2011, mainly due to reduction in financial investments.

Financial expenses decreased by 30%, from R$ 230.7 million in the third quarter of 2011, to R$ 161.4 million in the fourth quarter of 2011, mainly due to positive variation of indeces.

Marketletter

Market Data

1. Generation Assets and Energy generated

1.1 Own assets

Unit	Installed Capacity (MW)	Guaranteed Energy (MW Average)	Energy generated – MWh
			1Q11	2Q11	3Q11	4Q11	2011
Furnas	1,216	598	1,419,915	1,455,309	1,461,283	1,525,392	5,861,899
Luis Carlos Barreto (Estreito)	1,050	495	1,221,629	1,104,599	1,042,149	1,074,731	4,443,108
Mascarenhas de Moraes	476	295	790,614	765,758	726,583	772,431	3,055,386
Porto Colômbia	320	185	554,585	504,191	458,627	487,656	2,005,059
Marimbondo	1,440	726	2,027,792	2,142,887	1,667,396	1,793,042	7,631,117
Itumbiara	2,082	1,015	1,027,607	1,688,205	2,700,473	2,254,594	7,670,879
Funil	216	121	385,981	286,667	247,161	232,251	1,152,060
Corumbá I	375	209	684,869	561,547	372,083	383,328	2,001,827
Santa Cruz	932	733	23,442	34,231	121,236	1,777	180,686
Roberto Silveira (Campos)	30	21	-	-	-	-	-
São Gonçalo (out of operation)	-	-	-	-	-	-	-
Serra da Mesa	1,275	671	503,182	526,026	853,237	896,769	2,779,214
Manso	212	92	150,812	135,794	102,507	97,721	486,834
TOTAL	9,624	5,161	8,790,428	9,205,214	9,752,735	9,519,692	37,268,069

Unit -Own assets	Location (State)	Beginning of Operation	End of concession	No depreciated asset R$ million
Furnas	MG	1963	July 2015	271.17
Luis Carlos Barreto (Estreito)	SP/MG	1969	July 2015	387.82
Mascarenhas de Moraes	MG	1973	Octobre 2023	348.77
Porto Colômbia	MG/SP	1973	March 2017	24.06
Marimbondo	SP/MG	1975	March 2017	61.76
Itumbiara	GO/MG	1980	February 2020	178.85
Funil	RJ	1969	July2015	19.68
Corumbá I	GO	1997	November2014	1,711.51
Serra da Mesa**	GO	1998	May 2011***	1,521.11
Manso**	MT	2000	February 2035	532.12
Santa Cruz	RJ	1967	July 2015	621.43
Roberto Silveira (Campos)	RJ	1977	July 2027	10.31
São Gonçalo (out of operation)	RJ		Extension denied****	0.53

** Shared property

*** Election to extend the concession referred to Aneel, under examination by the MME.

**** No publication of the decision of the MME in the Diário Oficial da União

Marketletter

1.2     SPEs

Unit	Location (State)	Beginning of Operation	End of concession
SPE Enerpeixe S.A.	TO	2006	Nov-36
SPE Baguari Geração de Energia S.A.	MG	2009	Ago-41
SPE Retiro Baixo Energética S.A.	MG	2010	Ago-41
SPE Foz de Chapecó Energia S.A.	RS/SC	2010	Nov-36
SPE Serra do Facão Energia S.A.	GO	2010	Nov-36

2. Electric energy purchased for resale

Own assets

System	Unit	1Q11	2Q11	3Q11	4Q11	2011
Eletrobras	MWh	3,299,772	3,332,488*	3,179,434	2,702,926	12,514,620
	R$ Million	480.05	491.37	466.18**	374.73	1,812.33
Others	MWh	918,425	928,119*	996,579	967,442	3,810,565
	R$ Million	121.17	122.45	134.89**	118.21	496.72
Total	MWh	4,218,197	4,260,607*	4,176,013	3,670,368	16,325,185
	R$ Million	601.22	613.82	601.07**	492.94	2,309.05

*   SPE Serra do Facão Energia (Sefac) energy purchase from July/ 2010 to December/ 2011.

**  Considers contract values of energy purchased from Eletronuclear

.

3. Energy sold

Own assets

Buyer	Sales model	1Q11		2Q11		3Q11		4Q11		2011
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletrobras System	A	40.51	482,295	40.06	480,245	40.86	478,539	48.22	543,345	169.65	1,984,424
	B	0	-	0	-	0	-	0	-	0	-
Others	A	1,068.13	12,420,069	1,031.97	11,982,583	1,063.62	12,078,846	1,137.64	12,677,992	4,301.36	49,159,490
	B	96.27	968,492	90.58	910,475	92.70	933,628	92.83	935,665	372.38	3,748,260
Total	A	1,108.64	12,902,364	1,072.03	12,462,828	1,104.48	12,557,385	1,185.86	13,221,337	4,471.01	51,143,914
	B	96.27	968,492	90.58	910,475	92.70	933,628	92.83	935,665	372.38	3,748,260

A - Through auction

B - Through free market agreements or bilateral contracts

Marketletter

4. CCEE settlement (Spot and MRE)

	Unit	1Q11	2Q11	3Q11	4Q11	2011
Sold	R$ Million	41.96	62.07	120.78	0	224.81
	MWh
	MWaverage
Purchase	R$ Million				11.70	11.70
	MWh
	MWaverage
Net	R$ Million	41.96	62.07	120.78	(11.70)	213.11
	MWh
	MWaverage

Nota: Only considers financial liquidation from January to November 2011.  Liquidation concerning December 2011 will occur in February 2012

SPE’s not considered

5. Fuel used to produce electricity

Type	Unit	1Q11		2Q11		3Q11		4Q11		2011
		Amount	R$ Million	Amount	R$ Million	Amount	R$ Million	Amount	R$ Million	Amount	R$ Million
Diesel oil	Liter	-	-	4,000,000	8,469	-	-	4,593,000	9,722	8,593,000	18.191
Gas	m3	-	-	4,866,400	3,190	37,304,606	23,281	7,070	8	42,178,076	26.479
Total:					11,659		23,281		9,730		44,670

6. Losses in generation - %

1Q11	2Q11	3Q11	4Q11	2011
3	3	3	3	3

7. Average price– R$/MWh

Own assets

1Q11	2Q11	3Q11	4Q11	2011
86.67	86.94	88.74	90.32	88.23

Marketletter

8. Extension of transmission lines - Km

8.1 Own assets

From - To	Extension (km)	Tension	Beginning of Operation	End of concession	Non depreciated asset R$ million	RAP (R$ million)
Foz do Iguaçu - Ivaiporã 1	322	765	08/89	07/15	32.84	22.81
Foz do Iguaçu - Ivaiporã 2	323	765	12/86	07/15	49.97	22.88
Foz do Iguaçu - Ivaiporã 3	331	765	03/99	07/15	187.62	23.45
Itaberá - Ivaiporã 1	265	765	08/89	07/15	11.78	18.80
Itaberá - Ivaiporã 2	264	765	10/82	07/15	40.21	18.73
Itaberá - Ivaiporã 3	272	765	05/00	07/15	107.49	41.32
Itaberá - Tijuco Preto 1	305	765	07/89	07/15	24.51	21.64
Itaberá - Tijuco Preto 2	304	765	10/82	07/15	51.65	21.57
Itaberá - Tijuco Preto 3	312	765	05/01	07/15	184.90	47.42
Subtotal - 765 kV	2,698
Foz do Iguaçu - Ibiúna Bipolo 1	792	600	03/85	07/15	54.61	61.93
Foz do Iguaçu - Ibiúna Bipolo 2	820	600	08/87	07/15	71.38	61.93
Subtotal - 600 kV	1,612
Marimbondo - Araraquara 1	195	500	04/76	07/15	1.25	9.57
Araraquara - Poços de Caldas	176	500	04/76	07/15	1.70	8.64
Marimbondo - Araraquara 2	194	500	08/76	07/15	1.56	9.52
Araraquara - Campinas	171	500	07/76	07/15	2.23	8.39
Cachoeira Paulista - Campinas	223	500	09/77	07/15	2.41	10.94
Cachoeira Paulista - Itajubá	53	500	07/02	07/15	0.46	2.60
Angra - Cachoeira Paulista	103	500	06/77	07/15	1.81	5.05
Adrianópolis - Resende	115	500	12/79	07/15	1.17	5.64
Adrianópolis - Cachoeira Paulista 1	171	500	02/74	07/15	1.78	8.39
Marimbondo - Água Vermelha	172	500	08/05/79	07/15	2.32	8.44
Cachoeira Paulista - Resende	56	500	12/79	07/15	0.44	2.75
Adrianópolis - Grajaú	55	500	12/77	07/15	100.25	3.04
Adrianópolis - São José	33	500	08/91	07/15		1.83
Angra - São José	133	500	12/98	07/15		7.03
Angra - Zona Oeste	97,5	500	03/11	07/15		1.99
Grajaú - Zona Oeste	79	500	03/11	07/15		1.99
Itumbiara - São Simão	166	500	01/79	07/15	1.83	8.15
Tijuco Preto - Taubaté	13	500	03/84	07/15	1.07	0.64
Cachoeira Paulista - Tijuco Preto	181	500	11/88	07/15	15.17	8.88
Cachoeira Paulista - Taubaté	83	500	06/83	07/15	3.13	4.07
Campinas - Ibiúna	112	500	03/03	07/15	23.23	5.50
Serra da Mesa - Samambaia 1	249	500	03/98	07/15	56.37	12.22
Serra da Mesa - Samambaia 2	248,5	500	01/99	07/15	78.19	14.09
Poços de Caldas - Itajubá	139	500	07/02	07/15	1.21	6.82
Serra da Mesa - Gurupi	256	500	03/99	07/15	77.93	14.60
Gurupi - Miracema	255	500	03/99	07/15	69.48	14.43
Ibiúna - Bateias Circuito 1	332	500	03/03	05/08/31	192.18	56.47
Ibiúna - Bateias Circuito 2	332	500	03/03	05/08/31		56.47
Adrianópolis - Cachoeira Paulista 3	177,5	500	05/04	07/15	142.19	22.54
Subtotal - 500 kV	4,570,5
Furnas - Mascarenhas de Moraes	104	345	05/68	07/15	631.27	3.48
Campos - Viana	199	345	12/05	07/15	6.83	7.40
Campos - Vitória	224	345	10/77	07/15	2.22	7.49
Bandeirantes - Samambaia 1	157	345	02/99	07/15	1.70	5.25
Itumbiara - Bandeirantes 2	180	345	07/77	07/15	1.02	6.02
Bandeirantes - Samambaia 2	155	345	02/99	07/15	1.43	5.18
Adrianópolis - Venda das Pedras	107	345	11/10	07/15	1.18	2.73
Macaé - Venda das Pedras	122	345	11/10	07/15	1.39	3.22
Furnas - Pimenta	66	345	03/67	07/15	0.13	2.20
Ibiúna - Tijuco Preto 1	97	345	11/83	07/15	24.63	3.70
Ibiúna - Tijuco Preto 2	97	345	07/84	07/15		3.70
Viana - Vitória	26	345	12/05	07/15	0.85	1.00
Campos - Macaé 3	90	345	06/10	03/03/35	-	10.61
Guarulhos - Ibiúna 1	75	345	06/90	07/15	36.19	3.70
Guarulhos - Ibiúna 2	75	345	07/90	07/15		3.70
Samambaia - Brasília Sul 1	12,5	345	02/99	07/15	0.13	0.42
Samambaia - Brasília Sul 2	15	345	02/99	07/15	0.14	0.50
Corumbá - Itumbiara	79	345	03/97	07/15	8.52	2.64
Ouro Preto - Vitória	383	345	03/05	07/15	3.35	30.72
Furnas - Itutinga 2	199	345	12/69	07/15	0.69	6.65
Adrianópolis - Jacarepaguá 2	38	345	08/70	07/15	0.14	1.27
Mogi - Nordeste	20	345	03/64	07/15	0.16	0.67
Adrianópolis - Jacarepaguá 1	38	345	03/68	07/15	0.32	1.27
Furnas - Itutinga 1	198	345	03/68	07/15	1.63	6.59
Corumbá - Brasília Sul	254	345	03/97	07/15	21.83	8.49
Guarulhos - Poços de Caldas 2	184	345	11/66	07/15	0.24	6.13
Campos - Macaé 2	89	345	09/02	07/15	1.90	2.99
Campos - Macaé 1	89	345	11/01	07/15	2.57	2.99
Guarulhos - Poços de Caldas 1	182	345	09/63	07/15	0.24	6.06
Mascarenhas - Estreito	13	345	03/69	07/15	0.03	0.70
L.C.Barreto - Poços de Caldas 2	197	345	09/70	07/15	0.77	6.59
L.C.Barreto - Estreito 2	24	345	02/70	07/15	0.10	0.70
L.C.Barreto - Estreito 1	24	345	03/69	07/15	0.10	2.37
L.C.Barreto - Volta Grande	112	345	06/73	07/15	0.27	3.74
Marimbondo - Porto Colômbia	77	345	10/75	07/15	2.80	2.57
Campinas - Guarulhos	88	345	02/03	07/15	10.23	2.94
Itumbiara - Porto Colômbia	201	345	06/73	07/15	0.49	6.72
Porto Colômbia - Volta Grande	45	345	06/73	07/15	0.25	1.50
Campinas - Poços de Caldas	126	345	10/72	07/15	1.23	4.21
Furnas - Poços de Caldas 2	131	345	04/65	07/15	0.32	4.36
Adrianópolis - Itutinga 2	199	345	08/70	07/15	0.70	6.65
Furnas - Estreito	112	345	02/70	07/15	5.90	2.37
Furnas - Poços de Caldas 1	131	345	09/63	07/15	0.98	4.36
Pimenta - Barreiro	198	345	03/67	07/15	0.87	6.59
Guarulhos - Nordeste	30	345	03/64	07/15	0.27	1.00
Itumbiara - Bandeirantes 1	180	345	07/73	07/15	0.76	6.02
Adrianópolis - Itutinga 1	199	345	03/68	07/15	2.84	6.63
L.C.Barreto - Poços de Caldas 1	198	345	11/69	07/15	0.57	6.62
Mogi - Poços de Caldas	204	345	02/71	07/15	2.83	6.62
Adrianópolis - Macaé	177	345	09/02	07/15	3.15	5.94
Subtotal - 345 kV	6,220,5
Rio Verde - Rondonópolis	257	230	11/82	07/15	3.03	5.16
Itumbiara - Rio Verde 1 (1º trecho)	208	230	01/86	07/15	4.85	4.24
Itumbiara - Rio Verde 2	202	230	04/92	07/15	4.85	6.75
Rio Verde - Barra do Peixe 1	240	230	11/87	07/15	3.21	4.82
Rio Verde - Cachoeira Dourada 1	175	230	12/86	07/15	2.94	3.51
Manso - Nobres	66	230	05/98	07/15	2.20	**
Brasília Sul - Barro Alto	132	230	03/82	07/15	5.78	5.00
Barro Alto - Niquelândia	87	230	10/99	07/15	8.02	1.65
Serra da Mesa - Niquelândia	105	230	10/99	07/15	9.97	3.51
Rio Verde - Barra do Peixe 2	240	230	02/94	07/15	21.45	8.02
Brasília Sul - Pirineus	107	230	09/07	07/15	3.02	2.26
Brasília Geral - Brasília Sul 2	13	230	099/07	07/15	1.92	0.28
Pirineus - Xavantes	40	230	11/06	07/15	0.03	0.85
Brasília Geral - Brasília Sul 1	13	230	10/72	07/15	0.62	0.29
Itumbiara - Cachoeira Dourada	44	230	10/73	07/15	0.17	0.97
Xavantes - Bandeirantes 2	20	230	09/73	07/15	0.37	0.42
Subtotal - 230 kV	1,949
Angra - Santa Cruz	96	138	10/77	07/15	3.73	1.44
Angra - Angra (Ampla)	34	138	04/71	07/15		0.51
Muriqui - Angra (Ampla)	36	138	04/71	07/15		0.54
Muriqui - Brisamar	20	138	04/71	07/15		0.30
Santa Cruz - Brisamar 2	13	138	04/71	07/15		0.13
Angra - Jacuacanga	34	138	10/77	07/15		0.51
Jacuacanga - Brisamar	44	138	10/77	07/15		0.66
Santa Cruz - Brisamar 1	20	138	10/77	07/15		0.20
Adrianópolis - Cepel 1	1,5	138	04/81	07/15	0.19	0.03
Adrianópolis - Cepel 2	1,5	138	04/81	07/15		0.03
UTE Campos - Campos 1	1	138	07/77	07/15	0.03	0.01
UTE Campos - Campos 2	1	138	07/87	07/15		0.01
Rio Verde - Cachoeira Dourada 2	174	138	17,77	07/15	0.62	2.47
Jacarepaguá - Ari Franco	10	138	12/67	07/15	21.08	0.13
Santa Cruz - ZIN - Ari Franco	31	138	12/67	07/15	21.08	0.39
Jacarepaguá - Cosmos	24	138	12/67	07/15		0.26
Santa Cruz - ZIN – Cosmos	17	138	12/67	07/15		0.19
Cachoeira Paulista - Volta Redonda 2	105	138	06/87	07/15	3.22	1.58
Cachoeira Paulista - Volta Redonda 1	105	138	11/86	07/15	3.22	1.58
São José - Magé 1	46	138	06/01	07/15	21.93	0.69
São José - Magé 2	46	138	06/01	07/15		0.69
Manso - Nobres	70	138	04/98	07/15	2.29	**
Rocha Leão - Magé 1	108	138	01/73	07/15	3.04	1.75
Rocha Leão - Magé 2	108	138	01/73	07/15		1.37
Campos - Cachoeiro do Itapemirim 1	106	138	02/73	07/15	0.91	1.35
Campos - Cachoeiro do Itapemirim 2	106	138	02/73	07/15		1.35
Alcântara - Adrianópolis 3	20	138	12/98	07/15	6.01	0.30
Alcântara - Adrianópolis 2	20	138	12/98	07/15		0.30
Adrianópolis - Magé 1	48	138	04/73	07/15	3.17	0.78
Adrianópolis - Magé 2	48	138	01/73	07/15		0.61
Santa Cruz - Palmares 1	14	138	11/72	07/15	3.96	1.50
Jacarepaguá - Palmares	28	138	11/72	07/15		0.42
Santa Cruz - ZIN	5	138	11/72	07/15	0.28	0.08
Jacarepaguá - ZIN	33	138	11/72	07/15		0.62
Alcântara - Adrianópolis 1	19,5	138	07/76	07/15	6.20	0.29
Alcântara - Imbariê - Adrianópolis	19,5	138	05/75	07/15		0.15
Campos - Rocha Leão	110	138	02/73	07/15	0.94	1.47
Campos - Iriri	97	138	08/73	07/15		0.71
Iriri - Rocha Leão	13	138	08/73	07/15		0.71
Santa Cruz - Palmares 2	14	138	09/73	07/15	7.03	1.50
Palmares - Mato Alto	13	138	09/73	07/15		0.20
Jacarepaguá - Mato Alto	16	138	09/73	07/15		0.24
Santa Cruz - Jacarepaguá	38	138	10/72	07/15		1.81
São José - Imbariê 1	18	138	12/98	07/15	5.37	0.27
São José - Imbariê 2	18	138	12/98	07/15		0.27
Rio Verde - Ramal P. Emas - Couto Magalhães	254	138	01/77	07/15	0.89	3.60
Subtotal - 138 kV	2,204
Eletrodo de Terra - Foz do Iguaçu 1	16	25	04/85	07/15	***	***
Eletrodo de Terra - Foz do Iguaçu 2	15	25	08/87	07/15	***	***
Eletrodo de Terra - Ibiúna 1	67	25	04/85	07/15	***	***
Eletrodo de Terra - Ibiúna 2	67	25	08/87	07/15	***	***
Subtotal - 25 kV	165
Total	19,419

**       Revenue incorporated to the generation concession, considering that the transmission line is used  exclusively by Manso Power Plant.

***     Revenues already considered by Aneel in the revenues of Foz do Iguaçu – Ibiúna and Bipolo 1 and 2Transmission  Lines.

Marketletter

8.2 SPEs

SPE	Object (From - To)	Extension (km)	Tension	Beginning of Operation	End of concession	RAP (R$ Million)
Companhia Transleste de Transmissão S.A.	TL Montes Claros - Irapé	139	345	12/2005	02/34	29.1
Companhia Transudeste de Transmissão S.A.	TL Itutinga - Juiz de Fora	144	345	02/2007	03/35	18.0
Companhia Transirapé de Transmissão S.A.	TL Irapé - Araçuaí	61	230	05/2007	03/35	15.7
Companhia de Transmissão Centroeste de Minas S.A.	TL Furnas - Pimenta 2	62.7	345	03/2010	03/35	12.4 Basis: Dec/2011

9. Transmission lines total RAP– R$ million

Own assets

1Q11	2Q11	3Q11	4Q11	2011
508.666.024	508.666.024	561.958.681	561.958.681	2.141.249.410

10. Losses in transmission - %

1Q11	2Q11	3Q11	4Q11	2011
3	3	3	3	3

Marketletter

11. Main investments of parent company– R$ Million

Project	1Q11	2Q11	3Q11	4Q11	Accomplished	2011 budget
Generation
Installation of Combined Cycle TPU Santa Cruz (RJ)	0.1	1.6	0.0	0.0	1.7	13.3
Installation of HPU Batalha (Paulista)	20.0	38.3	27.2	39.9	125.4	179.4
Installation of HPU Simplício and SHU Anta	51.2	161.3	45.1	59.1	316.7	421.0
Modernization of HPU Furnas (MG)	1.4	8.7	5.8	18.1	34.0	34.5
Modernization of HPU Mascarenhas de Moraes (MG) – Fase 2	0.0	0.0	0.0	0.0	0.0	0.1
Modernization of HPU Luiz Carlos Barreto (MG)	3.5	5.3	12.7	18.7	40.2	40.5
Modernization HPU Funil	0.0	0.0	0.0	0.0	0.0	0.1
Modernization HPU Porto Colômbia	0.0	0.0	0.0	0.0	0.0	0.1
Generation System maintenance	2.9	3.0	2.8	6.4	15.1	26.5
Enlargement of generation in the Northern Region	0.0	0.0	0.0	0.0	0.0	0.1
Enlargement of generation in the Southern Region	0.0	0.0	0.0	0.0	0.0	0.1
Enlargement of generation in the Mid-Western Region	0.0	0.0	0.0	0.0	0.0	0.1
Transmission
Transmission System Bom Despacho – Ouro Preto	7.4	3.8	7.2	26.6	45.0	52.3
Transmission System Itaipu – SP – Reforços Torres	0.0	0.0	0.5	2.9	3.4	3.6
Installation of Transmission Line Macaé (RJ) - Campos (RJ)	0.1	0.0	0.5	2.2	2.8	2.8
Installation of Transmission Line Tijuco Preto-Itapeti-Nordeste	1.3	4.9	2.4	49.2	57.8	77.0
Installation of Transmission System Mascarenhas - Linhares	0.3	0.2	0.1	0.4	1.0	1.0
Reinforcement of Transmission System RJ and ES	5.6	3.3	9.2	18.0	36.1	36.4
Reinforcement of Transmission System SP and MG	15.4	26.2	27.1	63.3	132.0	134.8
Reinforcement of Transmission System GO - MT - DF	4.4	5.4	8.6	31.2	49.6	50.6
Transmission System maintenance	5.1	6.0	14.4	34.0	59.5	90.1
Enlargement of transmission in the Mid-Western Region	0.0	0.0	0.0	0.0	0.0	0.1
Enlargement of transmission in the Southeast Region	0.0	0.0	0.0	0.0	0.0	0.1
Enlargement of transmission in the Northern Region	0.0	0.0	0.0	0.0	0.0	0.1
Enlargement of Transmission Northeast Region	0.0	0.0	0.0	0.0	0.0	0.1
Enlargement of Transmission Southern Region	0.0	0.0	0.0	0.0	0.0	0.1
Others
Maintenance of real estate	1.5	1.2	0.4	1.2	4.3	13.4
Maintenance of real estate, vehicles, turbinery and equipment	1.9	1.5	3.3	18.7	25.4	32.0
Maintenance of info technology assets	4.4	3.0	3.0	12.3	22.7	27.2
Environmental preservation and conservation of generation and transmission	0.7	0.7	2.2	11.5	15.1	26.5
Total	127.2	274.4	172.5	413.7	987.8	1,264.0

Marketletter

12. New investments

12.1 Generation

12.1.1 Own assets

Unit -Own assets	Location (State)	Total of Investment R$ million	Installed capacity - MW	Guaranteed Energy	Beginning of Operation	Beginning of Construction	End of concession
Imunitação UHE Batalha **	MG/GO	740.08 Basis: Aug/08	52.5	48.8	Estimated for Turbine 1 –05.2013 Turbine 2 – 06.2013	06.2008	08. 2041
Imunitação UHE Simplício / PCH Anta ***	RJ/MG	2,199.14 Basis: Dec/08	333.7	191.3	Estimated Simplício: Turbine 1 – 03/2012 Turbine 2 –05/2012 Turbine 3 –07/2012 Anta: Turbine 1 – 08/2012 Turbine 2 – 09/2012	03.2007	08.2041

**         Considers HEU Batalha and associated transmission: SE HEU Batalha, TL Batalha – Paracatu 1 (Cemig) and SE Paracatu 1 (Cemig). Total of investment being verified for presentation and approval by the Furnas Board of Directors.

***        Considers HUE Simplício, SHUAnta and associated transmission: SE HEU Simplício – C, SE SHU Anta – C, SE Rocha Leão (Ampla) – C, TL Anta – Simplício and TL Simplício – Rocha Leão (Ampla). Total of investment being verified for presentation and approval by the Furnas Board of Directors.

Marketletter

12.1.2 SPEs

SPE	Unit	Localization	Total of Investment R$ million	Installed capacity - MW	Guaranteed Energy	Beginning of Operation	Beginning of Construction	End of concession
Madeira Energia S.A.	UHE Santo Antônio	RO	14,271.9 Base: Dez/10	3,150.4	2,218	05/2012	09/2008	06/2043
Companhia Hidrelétrica Teles Pires S.A.	UHE Teles Pires	MT	3,735.9 Base: Dez/10	1,820	915.4	01/15	08/11	12/45
Inambari Geração de Energia S.A.	UHE Inambari (Peru)	MT	54.6 Base: Dez/10	2.000	-	-	-	-
Brasventos Eolo Geradora de Energia S.A.	EOL Rei dos Ventos 1	RN	229.4 Base: Dez/10	48.6	21	06/12	No beginning	12/45
Rei dos Ventos 3 Geradora de Energia S.A.	EOL Rei dos Ventos 3	RN	233.7 Base: Dez/10	48.6	21	06/2012	No beginning	12/45
Brasventos Miassaba 3 Geradora de Energia S.A.	EOL Miassaba 3	RN	245.1 Base: Dez/10	50.4	22	06/2012	10/2011	08/2045
Central Geradora Eólica Famosa I S.A.	Famosa I (RN)	RN	75.83	22.5	11.1	01.2014	06.2012	2046
Central Geradora Eólica Pau Brasil S.A.	Pau Brasil (CE)	CE	50.55	15.0	7.7	01.2014	06.2012	2046
Central Geradora Eólica Rosada S.A.	Rosada (RN)	RN	101.10	30.0	13.4	01.2014	06.2012	2046
Central Geradora Eólica São Paulo S.A.	São Paulo (CE)	CE	58.98	17.5	8.1	01.2014	06.2012	2046
Energia dos Ventos I	Goiabeira (CE)	CE	71.22	19.2	9.9	01.2016	02.2013	2046
Energia dos Ventos II	Ubatuba (CE)	CE	46.74	12.6	5.8	01.2016	02.2013	2046
Energia dos Ventos III	Santa Catarina (CE)	CE	59.35	16.0	8.5	01.2016	02.2013	2046
Energia dos Ventos IV	Pitombeira (CE)	CE	100.15	27.0	13.9	01.2016	02.2013	2046
Energia dos Ventos V	São Januário (CE)	CE	71.22	19.2	9.0	01.2016	02.2013	2046
Energia dos Ventos VI	Nossa Senhora de Fátima (CE)	CE	106.83	28.8	12.8	01.2016	02.2013	2046
Energia dos Ventos VII	Jandaia (CE)	CE	106.83	28.8	14.1	01.2016	02.2013	2046
Energia dos Ventos VIII	São Clemente (CE)	CE	71.22	19.2	9.3	01.2016	02.2013	2046
Energia dos Ventos IX	Jandaia I (CE)	CE	71.22	19.2	9.9	01.2016	02.2013	2046
Energia dos Ventos X	Horizonte (CE)	CE	53.42	14.4	7.3	01.2016	02.2013	2046

Marketletter

12.2 Transmission

12.2.1 Own assets

12.2.1.1 Transmission lines

Own lines From - to	Location (State)	Total of Investment R$ million	Extension of lines (km)	Tension (kV)	RAP	Beginning of Operation	End of concession
TL Tijuco Preto – Itapeti and TL Itapeti – Nordeste **	SP	75.50 Basis: Jul/05	50	345		Estimated 06.2012 for TL Tijuco Preto - Itapeti	04.2036
TL Bom Despacho 3 – Ouro Preto 2 ***	MG	96.30 Basis: Nov/08	180	500V		Estimated 12.2012	01.2039
TL Mascarenhas – Linhares and SE Linhares ****	ES	67.20 Basis: Nov/09	99	230		Estimated 02.2013	07.2040
TL Xavantes – Pirineus	GO	27.10 Basis: Nov/11	50	230		Estimated 12.2013	12.2041

**           Considers TL Tijuco Preto – Itapeti 3 and 4 and Itapeti – Nordeste and SE Itapeti – C, Nordeste – C and Tijuco Preto. Total value of investment of the Original Business Plan. The division of the lines in two parts has been request to Aneel. The second half of the transmission line Itapeti-Nordeste, still does not have the installation licence.

***          Considers, besides the TL 500 kV Bom Despacho 3 – Ouro Preto 2, the SE Bom Despacho 3 (Cemig) – C and Ouro Preto 2 (Cemig) – 3A. The environmental license have changed, and are estimated for February 2012.

****        Considers, besides the TL 230 kV Mascarenhas – Linhares, the SE Mascarenhas (Escelsa) and Linhares (Escelsa).. The environmental license have changed, and are estimated for June 2012.

12.2.1.2 Substations - NA

Marketletter

12.2.2. SPEs

12.2.2.1 Transmission lines

SPE	Object (From - To)	Participation %	Total of Investment R$ million	Extension of lines - KM	Tension	RAP (R$ Million)	Beginning of Operation	End of concession
Interligação Elétrica do Madeira S.A. (IE Madeira)	Lote D LT Porto Velho - Araraquara 2	24.5	1,734.3 Nov/2008	2,375	600 kV	176.24	11/2012 Prevision	02/2039
Interligação Elétrica do Madeira S.A. (IE Madeira)	Lote F Estação Retificadora CA/CC, e Estação Inversora CC/CA,	24.5	1,240.8 Nov/08	2,375	±600 kV	168.15	03/2013 Prevision	02/2039
Transenergia Renovável S.A.	Conexão de Usinas de Biomassa e Pequenas Centrais Hidrelétricas (PCH) ao SIN	49	292.18 Feb/2011	635	230 kV and 138 kV	34.5	Bloco1: 05/2012 Bloco2: 05/2011 Bloco3: Energizado parte 02/2012	Rede básica: 30 anos ICG e IEG: 06/2025
Transenergia São Paulo S.A.	SE Itatiba	49	73.17 Apr/2009		500 kV	8.17
Transenergia Goiás S.A.	LT Serra da Mesa - Niquelândia	49	70.3 Abr/2009	188	230 kV	7.57	01/13	11/39
	Niquelândia - Barro Alto
Goiás Transmissão S.A.	LT Rio Verde Norte - Trindade	49	349.21 Nov/2009	259	500 kV	33.75	12/12	07/40
	Xavantes - Trindade - Carajás SE Trindade				230kV
					500kV/230kV
MGE Transmissão S.A.	LT Mesquita - Viana 2	49	247.01 Nov/2009	258	500 kV	23.00	07/12	07/40
	Viana - Viana 2; SE Viana 2				345 kV
Consórcio Caldas Novas	SE Corumbá	49.9	25.9 Dec/2011		345/138 kV	3.25	02/13	06/41

Marketletter

12.2.2.2 Substations

SPE	Object	Participation %	Localiz.	Total of Investment R$ million	RAP (R$ Million)	Capacity of trnasformation (MVA)	Beginning of operation	End of concession
Interligação Elétrica Madeira S.A. (IE Madeira)	Estação Retificadora CA/CC, 500/±600 kV, e Estação Inversora CC/CA, ±600/500 kV	24.5	RO/SP	*	*	-	Abr-13	Fev-39
Transenergia Renovável S.A. Conexão de Usinas de Biomassa e Pequenas Centrais Hidrelétricas (PCH) ao SIN	SE Chapadão	49	MS	*	*	-	Jul-12	Jun-25
	SE Jataí	49	GO			450	Jul-12	Jun-25
	SE Quirinópolis	49	GO			225	Jul-12	Jun-25
	SE Edéia	49	GO			150	Jul-12	Jun-25
	SE Barra dos Coqueiros	49	GO			-	Jul-12	Jun-25
	SE Palmeiras	49	GO			-	Jul-12	Jun-25
	SE Mineiros	49	GO			-	Jul-12	Jun-25
	SE Morro Vermelho	49	GO			-	Jul-12	Jun-25
Transenergia São Paulo S.A.	SE Itatiba	49	SP	73.2	8.17	800	Apr-12	Nov-39
Goiás Transmissão S.A.	SE Trindade	49	GO	*	*	1,200	Dec-12	Jul-40
MGE Transmissão S.A.	SE Viana 2	49	ES	*	*	900	Jul-12	Jul-40
Caldas Novas Transmissão S.A.	SE Corumbá	49	GO	25.9	3.25	150	Feb-13	Jun-41
Luziânia – Niquelândia Transmissora S.A.	SE Luziânia	49	GO	39.2	-	(3+1) 75	20 months from the signing of the concession agreement	-
	SE Niquelândia	49	GO		-	(3+1) 10	20 months from the signing of the concession agreement	-

*SPE associated with the transmission line

Marketletter

13. Loans and financing – R$ Million

Local currency - LC

Creditor	Balance 03.31.11	Balance 06.30.11	Balance 09.30.11	Balance 12.31.11	Due	Index
Eletrobras	51.05	49.65	48.22	47.25	03.30.18	9.5%
Eletrobras	103.24	99.91	96.58	94.36	12.30.18	7%
Eletrobras	19.13	18.12	17.11	16.44	12.30.15	7%
Eletrobras	2.54	2.37	2.19	2.07	10.30.14	6.5%
Eletrobras	328.84	331.23	330.57	335.43	06.30.30	IPCA + 7%
Eletrobras	630.73	634.88	633.65	643.05	11.30.29	IPCA + 7%
Eletrobras	2.27	4.01	4.57	4.61	11.30.29	6.5%
Eletrobras	199.17	200.60	200.34	203.42	12.30.30	IPCA + 7%
Eletrobras	409.10	615.59	618.86	631.20	12.30.21	IPCA + 7%
Eletrobras	-	-	401.55	611.64	07.30.22	IPCA + 7%
Eletrobras	-	-	-	256.06	12.30.22	IPCA + 7%
Fundação Real Grandeza	327.98	286.30	241.34	197.55	12.29.12	IGP-DI + 6%
Fundação Real Grandeza	242.19	235.58	225.49	216.59	12.01.15	INPC + 6%
Banco do Brasil S.A.	27.83	27.13	27.98	0.00	10.14.11	105.20%CDI
Banco do Brasil S.A.	21.85	21.30	21.97	0.00	11.04.11	105.20%CDI
Banco do Brasil S.A.	11.06	10.78	11.13	0.00	11.04.11	104.99%CDI
Banco UBS Pactual S.A.	12.75	12.43	12.83	0.00	11.04.11	104.99%CDI
Banco UBS Pactual S.A.	3.87	3.77	3.89	0.00	11.04.11	104.97%CDI
Banco UBS Pactual S.A.	3.29	3.21	3.31	0.00	12.05.11	104.98%CDI
Banco UBS Pactual S.A.	16.95	16.49	17.01	0.00	12.05.11	104.94%CDI
Banco do Brasil S.A.	12.67	12.33	12.72	0.00	12.05.11	104.95%CDI
Banco UBS Pactual S.A.	7.28	7.09	7.31	0.00	12.05.11	104.89%CDI
Banco do Brasil S.A.	108.98	112.16	115.68	106.11	10.25.12	104.15%CDI
Caixa Econômica Federal	206.49	212.49	196.39	201.85	07.25.12	103.90%CDI
Banco do Brasil S.A.	82.95	85.35	88.01	80.81	10.15.12	103.20%CDI
Banco da Amazônia S.A.	195.56	201.15	207.32	212.97	02.15.13	101.9999%CDI
BNDES	900.38	885.51	870.84	856.34	07.15.26	TJLP+1.91%
BNDES	56.76	55.82	54.90	53.98	07.15.26	TJLP+ 2.18%
BNDES	0.77	0.77	0.74	1.08	05.15.18	TJLP
BNDES	179.48	179.74	179.74	179.78	12.15.25	TJLP+3.00%

Foreign currency - FC

Creditor	Balance 03.31.11	Balance 06.30.11	Balance 09.30.11	Balance 12.31.11	Due	Currency
Eletrobras	43.39	38.82	46.11	43.29	04.04.2018	US$
Eletrobras	222.64	205.47	255.06	239.20	04.04.2018	Yen

Marketletter

14. Contracts

14.1 Loans and financing

Parent company – R$ thousand

Loans and financing	2012	2013	2014	2015	2016	After 2016
BNDES		18.793	75.171	75.170	75.170	767.933
Eletrobras		414.182	191.381	201.542	208.940	1.696.239
Others						193.000
Total Local Currency		432.975	266.552	276.712	284.110	2.657.172
Total Foreign Currency		43.464	43.464	43.464	43.464	65.190
Total	566.419	476.439	310.016	320.176	327.574	2.722.362

Debts are not directly related to generation or transmission.

14.2 Energy purchase

Parent company

Energy Purchase Contracts		2011	2012	2013	2014	2015	2016	After 2016
1T11	MWh	4,134,810	3,985,174	3,941,401	3,941,401	7,517	7,600	7,517
	R$ million	589	566	560	560	1	1	1
2T11	MWh	4,178,818	3,983,350	3,983,350	3,228,997	7,597	7,597	7,597
	R$ million	596	566	566	470	1	1	1
3T11	MWh	4,224,739	4,027,123	4,027,123	3,264,480	7,680	7,680	7,680
	R$ million	602	572	572	475	1	1	1
4T11	MWh	4,222,826	4,025,299	4,025,299	3,263,002	7,677	7,677	7,677
	R$ million	602	572	572	475	1	1	1
Total	MWh	16,761,193	16,020,946	15,977,173	13,697,880	30,471	30,554	30,471
	R$ million	2,389	2,276	2,270	1,980	4	4	4

Note:      Includes the Eletronuclear and HPU Serra da Mesa energy purchase contracts, witch expire in 2014.  HEU Manso expires in 2035.  It also considers the energy purchased from SPE Serra do Facão Energia (Sefac), from July 2010 to December 2011..

14.3 Energy sale

Parent company

Contracts of Energy sale	Unit	2011	2012	2013	2014	2015	2016	After 2016
Regulated Environment	MWh	51,144,090	53,228,648	29,327,653	9,537,976	8,292,480	8,315,179	5,895,480
	R$ Million	4,531	4,944	2,951	1,073	940	942	643
Bilaterals Contract	MWh	3,792,795	3,566,128	470,079	96,192	510,698	415,641	415,641
	R$ Million	374	350	52	11	62	51	51
Total	MWh	54,936,885	56,794,776	29,797,732	9,634,168	8,803,178	8,730,820	6,311,121
	R$ Million	4,905	5,294	3,003	1,084	1,002	993	694

Marketletter

15. Number of employees (including request employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

15.1 – By tenure

Composition of employees by tenure (Years)	1Q11	2Q11	3Q11	4Q11
Up 5	930	916	851	812
6 to 10	1,236	1,291	1,393	1,430
11 to15	253	261	274	275
16 to 20	39	38	38	38
21 to 25	706	687	670	608
Up to 25	1,792	1,808	1,823	1,697
Total	4,956	5,001	5,049	4,860

15.2 – By departments

Department	Number of employees
Administrative	1,265
Operational	3,595
Total	4,860

                15.3 – By region

State	Number of employees
Distrito Federal	166
Espírito Santo	81
Goiás	305
Minas Gerais	767
Mato Grosso	13
Paraná	210
Rio de Janeiro	2,550
Rondônia	52
São Paulo	704
Tocantins	12
Total	4,860

16. Complementary work force

Contracted	Other
1,541	14

17. Turn-over

1Q11	2Q11	3Q11	4Q11
0.0071	0.0077	0.0081	0.0210

Marketletter

Balance Sheet

(R$ thousand)

Assets	Parent Company (BRGAAP)		Consolidated (IFRS and BRGAAP)
	12/31/2011	12/31/2010 reclassified	12/31/2011	12/31/2010 reclassified
Current Assets
Cash and banks	268,638	299,397	564,024	497,993
Marketable securities	917,439	965,124	917,439	965,124
Consumers	745,277	856,975	752,450	864,142
Taxes and contributions to recover	12,898	26,175	21,964	29,497
Collaterals and linked deposits	11,003	12,003	36,297	54,731
Stored materials	85,098	91,563	85,098	91,563
Financial assets	258,455	189,187	332,222	255,222
Others	189,734	165,336	204,381	171,813
	2,488,542	2,605,760	2,913,875	2,930,085

Non-Current Assets
Marketable securities	5,173	5,585	5,173	5,585
Taxes and contributions to recover	566,303	484,958	660,150	545,737
Collaterals and linked deposits	295,785	254,559	302,423	262,454
Financial assets	5,813,526	5,486,905	6,768,014	6,073,548
Others	40,697	21,516	53,888	37,527
	6,721,484	6,253,523	7,789,648	6,924,851

Investments	1,408,698	788,446	79,516	65,175
Property, unit and equipment	11,173,867	11,008,860	13,263,521	12,082,538
Intangible	29,566	32,100	72,124	51,796
	19,333,615	18,082,929	21,204,809	19,124,360
Total Assets	21,822,157	20,688,689	24,118,684	22,054,445

Marketletter

Liabilities	Parent Company (BRGAAP)		Consolidated (IFRS and BRGAAP)
	12/31/2011	12/31/2010 reclassified	12/31/2011	12/31/2010 reclassified
Current Liabilities
Suppliers	370,788	268,592	562,558	359,158
Taxes and social contribution	220,996	301,749	231,765	310,962
Loans and financing	329,699	46,712	778,842	278,828
Debentures	-	-	105,492	-
Income participation	102,451	91,241	102,451	91,372
Shareholders remuneration	299,328	431,282	299,328	431,282
Estimated obligations	126,443	121,454	127,019	121,604
Retirement benefit	109,063	38,809	109,063	38,809
Early retirement plan	-	53,355	-	53,355
Sector charges	162,554	136,137	164,385	137,697
Others	77,317	38,758	83,292	48,903
	1,798,639	1,528,089	2,564,195	1,871,970
Non-Current Liabilities
Taxes and social contribution	81,113	54,959	110,016	75,148
Loans and financing	462,149	646,514	1,915,691	1,622,699
Retirement benefit	272,497	323,882	272,497	323,882
Sector charges	167,190	165,699	167,190	165,699
Provisions for contingencies	923,549	748,165	924,508	749,124
Concession to pay	-	-	41,641	17,808
Advance for future capital increase	1,293,000	-	1,293,000	-
Others	5,382	5,220	11,308	11,954
	3,204,880	1,944,439	4,735,851	2,966,314
Stockholders’ Equity
Social Capital	7,720,760	7,720,760	7,720,760	7,720,760
Capital reserves	4,916,199	4,916,199	4,916,199	4,916,199
Income reserves	3,841,698	4,778,516	3,841,698	4,778,516
Additional dividends	897,877	168,195	897,877	168,195
Other comprehensive income	(557,896)	(367,509)	(557,896)	(367,509)
	16,818,638	17,216,161	16,818,638	17,216,161
Total Liabilities	21,822,157	20,688,689	24,118,684	22,054,445

Marketletter

Statement of Income by activity

(R$ thousand)

	Parent Company
	12/31/2011			12/31/2010
	Generation	Transmission	Total	Generation	Transmission	Total
Net Operating Revenue	3,565,536	1,552,951	5,118,487	3,814,609	1,335,939	5,150,548
Operating cost
Cost with electric energy
Electric energy purchased for resale	(7,635)	-	(7,635)	(24,061)	-	(24,061)
Charges on the use of electric grid	(805,270)	-	(805,270)	(765,661)	-	(765,661)
Cost with operation
Personnel	(78,816)	(231,982)	(310,798)	(85,363)	(241,533)	(326,896)
Material	(3,123)	(11,806)	(14,929)	(3,327)	(8,147)	(11,474)
Fuel for production of electric energy	(4,793)	-	(4,793)	(2,296)	-	(2,296)
Third party services	(14,292)	(50,397)	(64,689)	(17,575)	(43,793)	(61,368)
Financial compensation for the use of hydro resources	(224,374)	-	(224,374)	(192,768)	-	(192,768)
Depreciation and amortization	(342,778)	-	(342,778)	(345,896)	-	(345,896)
Inspection fee	(12,995)	(8,643)	(21,638)	(2,943)	(8,566)	(11,509)
Others	43,171	(7,734)	35,437	32,161	(2,385)	29,776
	(1,450,905)	(310,562)	(1,761,467)	(1,407,729)	(304,424)	(1,712,153)
Cost of service rendered to third parties	734	(3,572)	(2,838)	(3,394)	-	(3,394)
Construction costs	-	(581,089)	(581,089)	-	(420,451)	(420,451)
Gross operating income	2,115,365	657,728	2,773,093	2,403,486	611,064	3,014,550
Operating expenses	(306,856)	(712,413)	(1,019,269)	(253,135)	(444,001)	(697,136)
Electric Energy service result	1,808,509	(54,685)	1,753,824	2,150,351	167,063	2,317,414
Equity result
Equity income	45,189	26,788	71,977	391	1,063	1,454
Equity losses	(8,265)	(4,899)	(13,164)	(1,516)	1,375	(141)
	36,924	21,889	58,813	(1,125)	2,438	1,313
Financial Revenue (Expense)
Income from financial applications	92,583	40,596	133,179	57,722	20,321	78,043
Monetary variation and arrears –energy sold	80,893	6,060	86,953	137,028	17,247	154,275
Other monetary variation – asset	430	1,327	1,757	391	1,063	1,454
Other financial revenues	18,496	17,352	35,848	39,519	27,179	66,698
PIS/Pasep/Cofins	(403)	(150)	(553)	78,672	21,014	99,686
Debt charges	(30,230)	(35,145)	(65,375)	(26,788)	(34,109)	(60,897)
Monetary variation on loans and financing	-	(940)	(940)	(115)	(378)	(493)
Other monetary variations – liability	(75)	(76)	(151)	(1,516)	1,375	(141)
Other financial expenses	(191,475)	(10,767)	(202,242)	(36,351)	(12,634)	(48,985)
	(29,781)	18,257	(11,524)	248,562	41,078	289,640
Result before income taxes	1,815,652	(14,539)	1,801,113	2,397,788	210,579	2,608,367
Income tax and Social contribution	(568,605)	(1,502)	(570,107)	(783,124)	67,561	(715,563)
Income tax and Social contribution - deferred	(16,524)	26,820	10,296	(24,780)	(71,149)	(95,929)
Fiscal incentives	310,208	2,635	312,843	384,590	(4,233)	380,357
Net income for the period	1,540,731	13,414	1,554,145	1,974,474	202,758	2,177,232
Basic income per share (R$)	-	-	30.14	-	-	42.22
Diluted income per share (R$)	-	-	28.03	-	-	42.22

Marketletter

	Consolidated
	12/31/2011			12/31/2010
	Generation	Transmission	Total	Generation	Transmission	Total
Net Operating Revenue	3,565,332	2,017,060	5,582,392	3,814,609	1,618,449	5,433,058
Operating cost
Cost with electric energy
Electric energy purchased for resale	(7,635)	-	(7,635)	(24,061)	-	(24,061)
Charges on the use of electric grid	(805,270)	-	(805,270)	(765,661)	-	(765,661)
Cost with operation			-			-
Personnel	(78,818)	(233,486)	(312,304)	(85,363)	(242,904)	(328,267)
Material	(3,134)	(12,107)	(15,241)	(3,327)	(8,245)	(11,572)
Fuel for production of electric energy	(4,793)	-	(4,793)	(2,296)	-	(2,296)
Third party services	(14,307)	(51,781)	(66,088)	(17,575)	(44,339)	(61,914)
Financial compensation for the use of hydro resources	(224,374)		(224,374)	(192,768)		(192,768)
Depreciation and amortization	(342,779)	(38)	(342,817)	(345,896)	-	(345,896)
Inspection fee	(12,995)	(8,956)	(21,951)	(2,943)	(8,835)	(11,778)
Others	43,169	(7,973)	35,196	32,161	(2,603)	29,558
	(1,450,936)	(314,341)	(1,765,277)	(1,407,729)	(306,926)	(1,714,655)
Cost of service rendered to third parties	734	(7,657)	(6,923)	(3,394)	-	(3,394)
Construction costs	-	(943,268)	(943,268)	-	(624,446)	(624,446)
Gross operating income	2,115,130	751,794	2,866,924	2,403,486	687,077	3,090,563
Operating expenses	(320,795)	(720,189)	(1,040,984)	(260,551)	(450,378)	(710,929)
Electric Energy service result	1,794,335	3 1,605	1,825,940	2,142,935	236,699	2,379,634

Equity result
Equity income	11,680	6,924	18,604	-	-	-
Equity losses	-	-	-	(255)	(75)	(330)
	11,680	6,924	18,604	(255)	(75)	(330)
Financial Revenue (Expense)
Income from financial applications	100,878	43,975	144,853	58,691	21,797	80,488
Monetary variation and arrears –energy sold	80,893	6,061	86,954	137,028	17,249	154,277
Other monetary variation – asset	430	1,555	1,985	391	1,063	1,454
Other financial revenues	15,887	15,767	31,654	40,493	(6,523)	33,970
PIS/Pasep/Cofins	(403)	(150)	(553)	78,672	21,014	99,686
Debt charges	(30,230)	(39,583)	(69,813)	(26,788)	(47,447)	(74,235)
Monetary variation on loans and financing	(3,133)	(9,216)	(12,349)	(115)	(378)	(493)
Other monetary variations – liability	(75)	(423)	(498)	(1,516)	1,375	(141)
Other financial expenses	(156,811)	(58,938)	(215,749)	(34,638)	(30,613)	(65,251)
	7,436	(40,952)	(33,516)	252,218	(22,463)	229,755
Result before income taxes	1,813,451	(2,423)	1,811,028	2,394,898	214,161	2,609,059
Income tax and Social contribution	(568,271)	(11,766)	(580,037)	(783,172)	56,683	(726,489)
Income tax and Social contribution - deferred	(14,657)	19,999	5,342	(21,842)	(69,305)	(91,147)
Fiscal incentives	310,208	7,604	317,812	384,590	1,219	385,809
Net income for the period	1,540,731	13,414	1,554,145	1,974,474	202,758	2,177,232
Basic income per share (R$)	-	-	30.14	-	-	42.22
Diluted income per share (R$)	-	-	28.03	-	-	42.22

Marketletter

Cash Flow

(R$ thousand)

	Parent Company (BRGAAP)		Consolidated (IFRS and BRGAAP)
	2011	2010 reclassified	2011	2010 reclassified
Operating Activities
Net income for the period	1,801,113	2,608,367	1,811,028	2,609,059
Expenses (revenues) not affecting cash
Depreciation and amortization	418,008	416,097	418,138	416,117
Net monetary and currency variations	(20,191)	(56,982)	(8,434)	(56,982)
Shareholders equity	(58,813)	(31,253)	(18,604)	330
Provision for contingencies	158,839	82,357	158,839	82,357
Provision for credits of questionable liquidation	17,115	18,740	17,115	18,740
Income participation	102,451	91,241	102,451	91,241
Post-employment benefits	(44,101)	(27,998)	(44,101)	(27,998)
Legal deposits adjustment	(10,523)	(12,118)	(10,523)	(12,118)
Adjustment of rural debt bonds	(249)	(1,849)	(249)	(1,849)
Financial income	(617,491)	(690,179)	(702,196)	(759,023)
Financial charges	65,375	60,897	78,883	103,169
Dividends adjustment	179,130	16,189	179,130	16,189
Pension plan - actuarial adjustment	(53,355)	(220,763)	(53,355)	(220,763)
Others	-	(13,809)	(2)	(11,618)
	1,937,308	2,238,937	1,928,120	2,246,851
Financial charges paid to shareholders and related parties	(10,616)	(17,664)	(10,616)	(17,664)
Post-employment benefits - payment	(152,385)	(254,238)	(152,388)	(254,238)
Financial charges paid to financial institutions and other parties	(51,855)	(42,712)	(63,737)	(46,326)
Payment of taxes and social contributions payment	(325,476)	(272,059)	(330,721)	(272,546)
Income participation payment	(91,241)	(72,145)	(91,372)	(72,145)
Assets and liabilities – variations
Customers	94,583	(199,710)	94,577	(199,218)
Stored materials	6,465	(13,788)	6,465	(13,788)
Taxes	626	(201,620)	(24,485)	(211,497)
Advances to employees	(2,276)	(111)	(2,475)	(126)
Legal linked deposits	(29,703)	(34,641)	(11,011)	(53,268)
Marketable securities	48,097	(226,400)	48,097	(226,400)
Services in course	(11,602)	64,406	(12,439)	64,311
Suppliers	102,196	12,072	203,400	74,447
Estimated obligations	4,989	25,561	5,415	25,591
Sector charges	(3,704)	4,819	(3,811)	3,096
Research & Development	26,034	14,913	26,411	14,644
Financial compensation for utilization of hydro resources	5,578	(3,133)	5,578	(3,133)
Provision for contingencies	16,545	66,442	16,545	67,401
Other operating assets and liabilities	14,579	17,413	(19,483)	(11,628)
	(359,166)	(1,132,595)	(316,050)	(1,132,487)
Total of operating activities	1,578,142	1,106,342	1,612,070	1,114,364
Investment Activities
Application in property, unit and equipment and intangible	(580,915)	(434,464)	(1,596,620)	(1,104,492)
Financing assets	221,602	420,239	(69,269)	263,373
Permanent equity participation	(596,639)	(288,449)	-	-
Dividends received	26,291	20,457	-	-
Property, unit and equipment discharges	4,188	2,161	4,937	7,343
Other	-	(116)	(183)	14,320
	(925,473)	(280,172)	(1,661,135)	(819,456)
Financing Activities
Resources of shareholders and related parties - received	1,293,000	-	1,293,000	-
Loans and financing obtained	138,732	147,210	783,787	674,566
Payments of loans and financing	(42,798)	(118,813)	(53,235)	(138,954)
Shareholders remuneration	(2,072,362)	(607,867)	(2,072,362)	(607,867)
Debentures	-	-	105,492	-
Others	-	-	58,414	38,599
	(683,428)	(579,470)	115,096	(33,656)
Total of cash effects	(30,759)	246,700	66,031	261,252
Cash and cash equivalent – beginning of period	299,397	52,697	497,993	236,741
Cash and cash equivalent – end of period	268,638	299,397	564,024	497,993
Cash variation	(30,759)	246,700	66,031	261,252

Marketletter

Analysis of the results

Net Earnings

The Company reported in the 4Q11 a Net Income 3.2% lower than the value registered in the 3Q11 from R$ 389.7 million in the 3Q11, to R$ 377.2 million in the 4Q11. This decrease is explained mainly by an increase in operating costs and expenses, as shown below.

Operating Revenue

In Generation:

The Company recorded in the 4Q11, revenues from generation 7.6% higher than those recorded in the 3Q11 from R$ 1,064.3 million in the 3Q11 to R$ 1,144.7 million in the 4Q11, mainly due to the following:

•        The supply of electricity to distribution companies and traders, increased 5.8%, from R$ 838.3 million in the 3Q11, to R$ 887.3 million in the 4Q11, resulting from new contracts related to the remuneration of auctions contract in the Free Market Environment - FTA;

•        Other operating income showed a positive variation, from R$ 17.9 million in the 3Q11, to R$ 59.4 million in the 4Q11.

In Transmission:

The Company shows in the 4Q11, a transmission revenue 8.3% higher than that recorded in the 3Q11 from R$ 597.9 million in the 3Q11, to R$ 647.7 million in 4Q11, mainly due to the following:

•            Construction revenue increased 35.5% from R$ 213.5 million in the 3Q11 to R$ 289.2 million in the 4Q11, due to the progress of the works of the transmission system;

•            Financial revenues decreased by 7.5%, from R$ 196.9 million in the 3Q11 to R$ 182.2 million in the 4Q11, as a consequence of the adjustment of the transmission financial assets.

•            Other operating income showed no material change.

Cost of Electricity Service

The determinants of Cost Evolution for the period were:

In Generation:

The Compensation for the Use of Water Resources line item increased 12.3% from R$ 56.9 million in the 3Q11, to R$ 63.9 million in the 4Q11 due to generation of power during the period.

The other items, on average, showed no significant variations.

In Transmission:

There was an increase of 31.2% in construction costs, from R$ 220.4 million in the 3Q11, to R$ 289.2 million in the 4Q11 due to the progress of works on the transmission system.

The other items, on average, showed no significant variations.

Operating Revenue (Expenses)

In Generation:

General and administrative expenses have gone up 2.6%, corresponding to R$ 2.0 million, from R$ 78.3 million in the 3Q11, to R$ 80.3 million in the 4Q11, mainly due to variation in spending on outsourced services [+16.9% (R$ 2.3 million)], provision for contingencies [+67.5% (R$ 5.6 million)] and actuarial adjustment of post-employment benefits [(-1,157.1%  (R$ -8.1 million)], with no significant changes in other items.

In Transmission:

General and administrative expenses showed an increase of 7.0%, corresponding to R$ 11.8 million, from R$ 169.1 million in the 3Q11, to R$ 180.9 million in the fourth quarter of  2011, mainly due to variations in third party services [+42.1% (R$ 8.2 million)], due to new contracts and updating of existing contracts, provision for contingencies [+71.7% (R$ 18.0 million)] and actuarial adjustment of post-employment benefits [(+1,260% (R$ 25.2 million)].

Marketletter

Financial Result

In Generation:

Financial revenues increased by 111.5%, from R$ 21.8 million in the 3Q11, to R$ 46.1 million in the 4Q11 due to rising of arrears surcharges on energy sold [+69.8% (R$ 6.7 million)] and the increase in other financial income (R$ 19.8 million).

Financial expenses decreased by 4.3%, from R$ 50.7 million in the 3Q11, to R$ 48.5 million in the 4Q11 due to the reduction charges on interest on shareholders' remuneration [-12.9%  (R$ 5.3 million)], under the updated value of the dividend for the year 2010, approved by the General Meeting.

In Transmission:

Financial revenue decreased by 48.9% from R$ 32.3 million in the 3Q11, to R$ 16.5 million in the 4Q11 due to a decrease in other financial revenues [-83 9% (R$ 16.7 million) and an  increase in monetary changes [+41.7% (R$ 0.5 million)].

Financial expenses decreased by 31.2% from R$ 23.7 million in the 3Q11, to R$ 16.3 million in the 4Q11 due to reduction in other financial expenses [-85 4% (R$ 16.4 million).

Marketletter

Market Data

1. Generation Assets and Energy generated

Own assets

Unit	Installed Capacity MW	Guaranteed energy MW Average	Energy generated – MWh
			1Q11	2Q11	3Q11	4Q11	2011
Funil	30.00	14.73	11,880.228	16,603.344	12,868.565	15,775.443	57,127.580
Pedra	20.00	6.84	2,580.949	2,790.700	2,271.904	2,994.892	10,638.445
Araras	4.00	-	0.005	-	-	-	0.005
Curemas	3.52	1.90	2,659.449	2,784.734	2,261.942	2,868.741	10,574.866
Complexo de Paulo Afonso and Apolônio Sales (Moxotó)	4,279.60	2,225.00	4,140,821.501	3,626,437.288	4,244,187.954	4,773,570.728	16,785,017.471
Sobradinho	1,050.30	531.00	947,669.834	1,032,209.135	1,071,660.217	990,565.065	4,042,104.251
Luiz Gonzaga (Itaparica)	1,479.60	959.00	1,849,809.123	1,686,066.994	1,995,549.639	2,212,720.818	7,744,146.574
Boa Esperança (Castelo Branco)	237.30	143.00	392,128.880	331,474.097	300,133.171	301,881.845	1,325,617.993
Xingó	3,162.00	2,139.00	4,608,670.268	4,033,497.681	4,734,529.635	5,298,745.498	18,675,443.082
Piloto	2.00	-	-	-	-	-	-
Camaçari	346.80	229.80	331.995	299.741	1,877.319	9,280.896	11,789.951

Unit	Location (State)	Beginning of Operation	End of concession	Non depreciated asset R$ million
Funil	BA	03/1962	07/15	18,626.3
Pedra	BA	04/1978	07/15	14,203.3
Araras	CE	02/1967	07/15	644.2
Curemas	PB	06/1957	11/24	2,217.4
Complexo de Paulo Afonso and Apolônio Sales (Moxotó)	BA	01/1955	10/15	421,173.7
Sobradinho	BA	04/1979	02/22	348,640.4
Luiz Gonzaga (Itaparica)	PE	02/1988	10/15	4,621,887.2
Boa Esperança (Castelo Branco)	PI	01/1970	10/15	124,831.1
Xingó	SE	04/1994	10/15	4,446,640.6
Camaçari	BA	02/1979	08/27	417,854.1

1.2 SPEs

Unit	Participation %	Location (State)	Beginning of Operation	End of concession
Energética Águas da Pedra S.A.	24.50	MT	08/2011	07/2042

Marketletter

2. Electric energy purchased for resale

Own assets

System	Unit	1Q11	2Q11	3Q11	4Q11	2011
Eletrobras	MWh	-	-	-	-	-
	R$ million	-	-	-	-	-
Others	MWh	-	-	-	-	-
	R$ million	-	-	7,6	-	7,6
Total	MWh	-	-	-	-	-
	R$ million	-	-	7,6	-	7,6

3. Energy sold

3.1 Own assets

Buyer	Sale model	1Q11		2Q11		3Q11		4Q11		2011
		R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A	49.6	674,845	25.0	395,869	27.4	445,272	32.7	434,483	134.7	1,950,469
	B	-	-	-	-	-	-	-	-	-	-
Others	A	932.6	11,518,914	1,047.7	11,880,118	1,018.9	12,874,947	1,052.7	11,840,573	4,051.9	48,114,552
	B	-	-	-	-	-	-	-	-	-	-
Total	A	982.2	12,193,759	1,072.7	12,275,987	1,046.3	13,320,219	1,085.4	12,275,056	4,186.6	50,065,021
	B	-	-	-	-	-	-	-	-	-	-

A - Through auction

B -  Through free market agreements or bilateral contracts

4. CCEE settlement (Spot and MRE)

	Unit	1Q11	2Q11	3Q11	4Q11	2011
Sale	R$ million	61.6	(137.4)*	17.2	57.8	(0.8)
	MWh	2,976,824.773	1,968,887.1422	1,538,892.293	1,329,870.857	7,814,475.065
	MWaverage	1,377.5	901.5	697.0	602.6	894.7
Purchase	R$ million	-	-	(7.6)	-	(7.6)
	MWh	-	-	-	-	-
	MWaverage	-	-	-	-	-
Net	R$ million	61.6	(137.4)*	9.6	57.8	(8.4)
	MWh	2,976,824.773	1,968,887.1422	1,538,892.293	1,329,870.857	7,814,475.065
	MWaverage	1,377.5	901.5	697.0	602.6	894.7

5. Fuel used to produce electricity

Type	Unit	1Q11		2Q11		3Q11		4Q11		2011
		Amount	R$ Million	Amount	R$ Million	Amount	R$ Million	Amount	R$ Million	Amount	R$ Million
Diesel oil	Liter	-	0.73	-	-	-	-	-	-	-	0.73
Gas	m3	106,584	0.11	114,401	0.12	773,501	0.55	3,273,515	3.29	4,268,001	4,07
Total:		106,584	0.84	114,401	0.12	773,501	0.55	3,273,515	3.29	4,268,001	4,80

Marketletter

6. Losses in generation - %

1Q11	2Q11	3Q11	4Q11	2011
2.63	2.69	2.38	2.41	2.51

7. Average price– R$/MWh

Own assets

1Q11	2Q11	3Q11	4Q11	2011
80.55	87.38	78.55	84.58	82.70

Marketletter

8. Extension of transmission lines - Km

8.1 Own assets

To-From	Extension (km)	Tension	Beginning of Operation	End of Concession	Non depreciated asset - R$ million	RAP (R$ million)
Angelim II-Recife II, C1	169.1	500	Aug/77	Jul/15	4.5	9.6
Angelim II-Recife II, C2	170.7	500	Mar/80	Jul/15	3.3	8.6
Jardim II-Camaçari II, C1	249.6	500	May/00	Jul/15	17.1	11.4
Gonzaga-Angelim II, C1	248.4	500	Feb/77	Jul/15	7.2	15.2
Gonzaga-Milagres, C1	230.8	500	Apr/87	Jul/15	4.4	11.4
Gonzaga-Olindina, C1	248.6	500	May/76	Jul/15	96.1	12.7
Luiz Gonzaga-Sobradinho, C1	290.6	500	Oct/79	Jul/15	16.1	14.8
Messias-Recife II, C1	176.0	500	Dec/98	Jul/15	62.3	9.9
Milagres-Quixada, C1	268.0	500	Jan/88	Jul/15	27.3	17.9
Olindina-Camacari II, C1	147.2	500	Oct/76	Jul/15	5.2	7.5
Olindina-Camacari II, C1	146.9	500	Sep/78	Jul/15	7.5	8.2
P.Afonso IV-Angelim II, C2	221.5	500	Jul/79	Jul/15	5.9	12.4
P.Afonso IV-Olindina, C2	212.8	500	Jun/78	Jul/15	10.9	1.9
P.Afonso IV-L. Gonzaga, C1	37.4	500	Oct/79	Jul/15	6.1	11.9
P.Afonso IV-Xingo, C1	53.8	500	Feb/93	Jul/15	30.6	2.7
Pres.Dutra-Teresina II, C1	207.9	500	May/00	Jul/15	69.0	11.5
Pres.Dutra-Teresina II, C2	207.7	500	Apr/03	Jul/15	63.7	25.6
Quixada-FortalezaII, C1	136.5	500	Aug/96	Jul/15	37.9	9.5
Sobral III-FortalezaII, C1	210.8	500	May/00	Jul/15	72.2	11.9
S.J.Piaui-B.Esperanca, C1	233.5	500	Dec/80	Jul/15	15.9	16.0
Sobradinho-S.J.Piaui, C1	211.0	500	Oct/80	Jul/15	23.8	10.7
Sobradinho-Luiz Gonzaga, C2	316.0	500	Jun/88	Jul/15	6.3	11.7
Teresina Ii-Sobral III, C1	334.2	500	May/00	Jul/15	86.2	18.4
U. Luiz Gonzaga-L.Gonzaga, C1	0.6	500	May/79	Jul/15	0.0	0.0
U. Luiz Gonzaga-L.Gonzaga, C2	0.6	500	May/79	Jul/15	0.0	0.0
U. Luiz Gonzaga-L.Gonzaga, C3	0.6	500	May/79	Jul/15	0.0	0.0
Planta IV-P.Afonso IV, C1	0.6	500	Dec/79	Jul/15	0.0	0.0
Planta IV-P.Afonso IV, C2	0.6	500	May/80	Jul/15	0.0	0.0
Planta IV-P.Afonso IV, C3	0.6	500	Oct/80	Jul/15	0.0	0.0
Planta IV-P.Afonso IV, C4	0.6	500	Jul/81	Jul/15	0.0	0.0
Planta IV-P.Afonso IV, C5	0.6	500	Dec/81	Jul/15	0.0	0.0
Planta IV-P.Afonso IV, C6	0.6	500	May/83	Jul/15	0.0	0.0
Planta Xingo – Xingo, C1	0.9	500	Oct/95	Jul/15	0.1	0.0
Planta Xingo – Xingo, C2	0.9	500	Oct/95	Jul/15	0.1	0.0
Planta Xingo – Xingo, C3	0.9	500	Oct/95	Jul/15	0.1	0.0
Planta.Xingo.- Xingo, C4	0.9	500	Oct/95	Jul/15	0.1	0.0
Planta Xingo – Xingo, C5	0.8	500	Mar/94	Jul/15	0.1	0.0
Planta Xingo – Xingo, C6	0.8	500	Nov/94	Jul/15	0.1	0.0
Xingo-Jardim, C1	159.8	500	May/00	Jul/15	45.7	8.1
Xingo-Messias, C1	219.0	500	Feb/93	Jul/15	32.6	11.1
Sub-Total - 500 Kv	5,118.4				758.6	291.3
Angelim-Messias, C1	78.9	230	Apr/77	Jul/15	1.2	1.4
Angelim-Messias, C2	78.5	230	Oct/76	Jul/15	1.2	1.4
Angelim-Messias, C3	79.1	230	Aug/86	Jul/15	1.7	1.8
Angelim-Ribeirão, C1	115.7	230	Jan/53	Jul/15	2.0	2.6
Angelim-Recife II, C2	171.7	230	Jan/67	Jul/15	1.2	3.1
Angelim-Recife Ii, C3	171.7	230	Jan/61	Jul/15	1.2	3.1
Angelim-Tacaimbó, C1	63.9	230	Mar/63	Jul/15	5.9	1.5
Angelim-Tacaimbó, C2	64.1	230	Mar/73	Jul/15	11.0	1.5
Angelim-Tacaimbó, C3	65.7	230	Jun/98	Jul/15	2.7	1.5
Boa Esperança-Teresina, C1	198.0	230	Mar/70	Jul/15	3.3	4.4
Boa Esperança-Teresina, C2	198.0	230	Dec/81	Jul/15	8.5	4.4
Bongi-Açonorte, C1	6.0	230	Aug/76	Jul/15	0.1	0.1
B.Jesus da Lapa-Barreiras, C1	233.5	230	Dec/90	Jul/15	37.8	4.4
Banabuiu-Fortaleza, C1	177.2	230	Oct/65	Jul/15	9.4	3.3
Banabuiu-Fortaleza, C2	176.0	230	Jul/78	Jul/15	2.3	3.5
Banabuiu-Fortaleza, C3	176.0	230	Aug/78	Jul/15	2.3	3.5
Banabuiu-Mossoro II, C1	177.2	230	Jul/03	Jul/15	27.8	5.0
Banabuiu-Russas II, C1	110.4	230	May/71	Jul/15	9.6	2.1
Bom Nombre-Milagres, C1	83.7	230	Sep/61	Jul/15	4.3	1.6
Bom Nombre-Milagres, C2	84.1	230	Dec/74	Jul/15	6.3	1.9
Bom Nombre-Milagres, C3	83.9	230	Sep/79	Jul/15	8.7	1.9
Cauipe-Sobral, C1	177.4	230	Nov/73	Jul/15	18.1	4.0
Cicero Dantas-Catu, C1	200.7	230	Mar/68	Jul/15	8.2	3.8
Cicero Dantas-Catu, C2	201.3	230	Apr/72	Jul/15	3.4	3.8
Campina Grande-Coteminas, C1	2.5	230	Nov/10	Jul/15	5.5	0.0
Campina Grande-Goianinha, C1	99.3	230	Feb/70	Jul/15	1.5	1.9
Campina Grande-Natal II, C3	188.1	230	Oct/99	Jul/15	4.0	4.7
Campina Grande-Natal II, C4	188.1	230	Oct/02	Jul/15	4.0	4.7
Campina Grande II-Paraiso, C1	118.1	230	May/79	Jul/15	13.7	2.1
Campina Grande II-Paraiso, C2	119.0	230	Apr/79	Jul/15	13.7	2.0
Camaçari-Caraíba Metais, C1	3.2	230	Feb/82	Jul/15	0.1	0.1
Camaçari-Cqr, C1	7.2	230	May/92	Jul/15	3.1	0.0
Camaçari-Cotegipe, C1	22.9	230	Jun/70	Jul/15	9.3	0.4
Camaçari-Cotegipe, C2	23.5	230	Oct/76	Jul/15	0.8	0.4
Camaçari-Gov.Mangabeira, C1	83.7	230	Sep/82	Jul/15	2.1	1.5
Camaçari-Gov.Mangabeira, C2	83.7	230	Sep/82	Jul/15	2.1	1.5
Camaçari-Jacaracanga, C1	19.2	230	Jul/77	Jul/15	2.8	0.3
Camaçari-Jacaracanga, C2	19.2	230	Mar/77	Jul/15	2.8	0.3
Camaçari-Matatu, C1	47.0	230	Aug/53	Jul/15	2.3	1.3
Camaçari-Pituaçu, C1	39.2	230	Oct/84	Jul/15	7.9	0.7
Camaçari-Pituaçu, C2	39.2	230	Jan/02	Jul/15	6.5	0.7
Cotegipe-Jacaracanga, C1	15.2	230	Dec/71	Jul/15	1.5	0.3
Cotegipe-Matatu, C1	30.0	230	May/77	Jul/15	1.8	1.5
Catu-Camaçari, C1	25.0	230	Jun/70	Jul/15	0.6	0.5
Catu-Camaçari, C2	25.0	230	Aug/53	Jul/15	0.5	0.6
Catu-Gov.Mangabeira, C1	77.2	230	Aug/67	Jul/15	2.9	1.4
Catu-Itabaianinha, C1	143.9	230	Aug/53	Jul/15	2.6	3.2
Depto.Manut. Lt-João A. Liberato	0.2	230	Dec/10	Jul/15	0.0	0.0
Funil-Itapebi, C1	198.1	230	Jul/90	Jul/15	21.8	3.6
Funil-Itapebi, C2	198.1	230	Jul/90	Jul/15	21.7	3.6
Fortaleza-Cauipe, C1	60.8	230	Nov/73	Jul/15	5.7	0.0
Fortaleza II-Delmiro Gouveia, C1	7.1	230	Jun/89	Jul/15	4.5	0.9
Fortaleza II-Delmiro Gouveia, C2	7.1	230	Jun/89	Jul/15	4.5	0.9
Fortaleza-Fortaleza II, C1	0.3	230	Feb/00	Jul/15	0.0	0.0
Fortaleza-Fortaleza II, C2	0.3	230	Feb/00	Jul/15	0.4	0.0
Fortaleza-Fortaleza II, C3	0.3	230	May/10	Jul/15	0.4	0.0
Fortaleza II-Cauipe, C1	58.0	230	Nov/03	Jul/15	2.6	2.8
Fortaleza II-Cauipe, C2	58.0	230	Nov/03	Jul/15	2.6	2.8
Fortaleza II-Pici, C1	27.5	230	May/05	Jul/15	15.6	0.6
Fortaleza II-Pici, C2	27.5	230	Feb/09	Jul/15	15.6	0.6
Goianinha-Mussure, C1	50.6	230	Oct/77	Jul/15	5.0	0.9
Goianinha-Mussure, C2	50.6	230	Oct/77	Jul/15	5.0	0.9
Gov.Mangabeira-Sapeaçu, C1	23.5	230	Dec/68	Jul/15	1.1	0.5
Gov.Mangabeira-Sapeaçu, C2	22.5	230	Feb/84	Jul/15	0.5	0.4
Gov.Mangabeira-Sapeaçu, C3	22.6	230	Feb/84	Jul/15	0.5	0.4
Icó-Icó U1, C1	1.5	230	Mar/97	Jul/15	0.1	0.0
Itapebi-Eunápolis, C1	47.0	230	Jul/90	Jul/15	2.9	0.9
Itapebi-Eunápolis, C2	47.0	230	Jul/90	Jul/15	2.9	0.9
Irece-B.Jesus da Lapa, C1	285.7	230	Sep/81	Jul/15	11.5	5.4
Itabaianinha-Itabaiana, C1	76.8	230	Aug/53	Jul/15	2.5	1.7
Itabaiana-Jardim, C1	44.0	230	Aug/79	Jul/15	0.5	0.8
Itabaiana-Jardim, C2	44.0	230	Aug/79	Jul/15	0.5	0.8
Jacaracanga-Alunordeste, C1	1.8	230	May/83	Jul/15	0.2	0.0
Jacaracanga-Dow, C1	7.9	230	Jul/77	Jul/15	0.1	0.1
Jacaracanga-Dow, C2	7.8	230	Mar/77	Jul/15	0.1	0.1
Jardim-Fafen, C1	12.5	230	Aug/81	Jul/15	0.5	0.2
Jardim-Cia.Vale.Rio Doce, C1	0.8	230	May/11	Jul/15	0.0	0.0
Jaguarari-Jaguarari, C1	9.7	230	Jan/80	Jul/15	0.2	0.2
Jaguarari-Jaguarari, C2	9.7	230	Apr/81	Jul/15	0.2	0.2
Juazeiro II-Sr.do Bonfinal Ii, C1	148.6	230	Jan/80	Jul/15	3.1	2.7
Juazeiro II-Sr.do Bonfinal Ii, C2	148.6	230	Apr/81	Jul/15	3.1	2.7
Libra-Libra, C1	1.5	230	Dec/91	Jul/15	0.1	0.0
Milagres-Banabuiu, C1	225.9	230	Feb/65	Jul/15	7.2	4.2
Milagres-Banabuiu, C2	225.1	230	Dec/77	Jul/15	5.0	4.5
Milagres-Banabuiu, C3	225.1	230	Dec/77	Jul/15	5.0	4.5
Milagres-Coremas, C1	119.4	230	Nov/86	Jul/15	2.1	2.7
Milagres-Coremas, C2	119.8	230	Jun/10	Feb/35	35.9	4.9
Milagres-Tauá, C1	208.1	230	Jan/09	Feb/35	47.5	7.2
Mirueira-Pau Ferro, C1	23.1	230	Oct/99	Jul/15	27.6	0.0
Mirueira-Goianinha, C1	50.1	230	Dec/89	Jul/15	13.1	1.1
Messias-Maceió, C1	25.9	230	Nov/96	Jul/15	2.9	0.6
Messias-Maceió, C2	25.9	230	Nov/96	Jul/15	2.9	0.6
Messias-Rio Largo, C1	11.9	230	Aug/86	Jul/15	1.3	0.2
Messias-Rio Largo, C2	11.6	230	Oct/76	Jul/15	0.1	0.2
Messias-Rio Largo, C3	11.6	230	Jul/77	Jul/15	0.1	0.3
Mossoró-Açu, C1	71.3	230	Jul/87	Jul/15	9.8	1.8
Olindina-Olindina, C1	0.2	230	May/80	Jul/15	0.0	0.0
Olindina-Olindina, C2	0.2	230	May/80	Jul/15	0.0	0.0
Paulo Afonso-Angelim, C1	221.3	230	Jan/53	Jul/15	1.6	4.9
Paulo Afonso-Angelim, C2	220.2	230	Jan/67	Jul/15	3.7	4.0
Paulo Afonso-Angelim, C3	220.2	230	Jan/61	Jul/15	3.7	4.0
Paulo Afonso-Angelim, C4	221.0	230	Dec/73	Jul/15	3.1	11.2
Paulo Afonso-Bom Nombre, C1	170.1	230	Oct/61	Jul/15	6.9	3.2
Paulo Afonso-Bom Nombre, C2	170.7	230	Dec/74	Jul/15	14.1	3.9
Paulo Afonso-Bom Nombre, C3	170.8	230	Nov/78	Jul/15	13.2	3.9
Paulo Afonso-C. Dantas, C1	134.2	230	Mar/68	Jul/15	4.5	2.5
Paulo Afonso-C. Dantas, C2	133.8	230	Jun/72	Jul/15	0.9	2.5
Paulo Afonso-Itabaiana, C2	162.5	230	Apr/87	Jul/15	4.7	2.9
Paulo Afonso-Itabaiana, C3	162.5	230	Sep/85	Jul/15	10.8	2.9
Paulo Afonso IV-P.Afonso, C1	1.1	230	Oct/79	Jul/15	0.0	0.0
Paulo Afonso IV-P.Afonso, C2	1.4	230	Feb/81	Jul/15	0.3	0.0
Pau Ferro-Coteminas, C1	123.9	230	Nov/10	Jul/15	2.7	3.2
Pau Ferro-Campina Grande, C2	125.9	230	Oct/99	Jul/15	2.7	0.0
Piripiri-Sobral, C1	167.4	230	Aug/73	Jul/15	0.8	3.7
Paraiso-Natal II, C1	96.2	230	May/79	Jul/15	11.4	1.8
Paraiso-Natal II, C2	97.2	230	Apr/79	Jul/15	11.4	2.0
Paraiso-Açu II, C2	132.8	230	Jan/11	Jun/37	42.1	0.0
Pituaçu-Narandiba, C1	3.6	230	Nov/83	Jul/15	2.9	0.0
Pituaçu-Narandiba, C2	3.6	230	Jun/83	Jul/15	2.9	0.1
Pituaçu-Pituaçu, C1	2.0	230	May/77	Jul/15	0.1	0.0
Recife II-Joairam, C1	7.4	230	Jan/53	Jul/15	2.6	0.2
Recife II-Joairam, C2	7.4	230	Jan/67	Jul/15	0.1	0.1
Recife II-Joairam, C3	7.4	230	Jan/61	Jul/15	0.1	0.1
Joairam-Bongi, C1	6.3	230	Feb/09	Jul/15	2.2	0.2
Joairam-Bongi, C2	6.4	230	Feb/09	Jul/15	1.1	0.1
Joairam-Bongi, C3	6.4	230	Feb/09	Jul/15	1.1	0.1
Recife II-Goianinha, C1	71.4	230	Feb/72	Jul/15	3.5	1.3
Recife II-Goianinha, C2	71.5	230	Feb/72	Jul/15	3.5	1.3
Recife II-Mirueira, C1	31.0	230	Jun/80	Jul/15	1.3	0.6
Recife II-Mirueira, C2	31.5	230	Jun/80	Jul/15	1.0	0.6
Recife II-Mirueira, C3	31.5	230	Jun/86	Jul/15	1.0	0.6
Recife II-Pau Ferro, C1	33.2	230	Sep/04	Jul/15	10.0	0.8
Recife II-Pau Ferro, C2	33.2	230	Sep/04	Jul/15	10.0	0.8
Recife II-Pirapama II, C1	27.6	230	Jun/80	Jul/15	2.0	0.8
Recife II-Pirapama II, C2	27.6	230	Jun/80	Jul/15	2.0	0.8
Ribeirão-Recife II, C1	56.6	230	Sep/94	Jul/15	0.2	1.3
Rio Largo-Penedo, C1	122.7	230	Jan/98	Jul/15	18.1	2.3
Rio Largo-Trikem, C1	23.2	230	Jun/76	Jul/15	4.3	0.3
Russas II-Mossoró II, C1	75.0	230	Apr/81	Jul/15	1.7	1.4
Sobral II-Sobral II, C1	13.8	230	May/09	Jul/15	3.4	1.3
Sobral III-Sobral II, C2	13.8	230	May/09	Jul/15	3.4	0.0
Sobral II – Cccp, 230 Kv, C1	2.9	230	Jun/01	Jul/15	0.0	0.0
S. Mendes-Picos, C1	99.6	230	Mar/86	Jul/15	6.1	0.0
S.João Piaui-Eliseu Martins, C1	172.9	230	Feb/98	Jul/15	20.2	3.9
S.João Piaui-S. Mendes, C1	68.2	230	Jul/85	Jul/15	6.4	0.0
Sr.do Bonfinal-Irece, C1	214.0	230	Sep/81	Jul/15	16.6	4.0
Sapeaçu-Funil, C1	195.7	230	Dec/68	Jul/15	9.3	3.4
Sapeaçu- S.Ant.Jesus, C1	31.8	230	Feb/84	Jul/15	4.2	0.0
Sapeaçu- S.Ant.Jesus, C2	32.0	230	Feb/84	Jul/15	4.2	0.5
S.Ant.Jesus-Funil, C1	163.1	230	Feb/84	Jul/15	3.3	0.0
S.Ant.Jesus-Funil, C2	162.6	230	Feb/84	Jul/15	3.3	2.9
Tacaimbo-C.Grande II, C1	124.7	230	Jun/85	Jul/15	2.2	2.3
Tacaimbo-C.Grande II, C2	124.7	230	Jun/85	Jul/15	2.2	2.3
Teresina I-Teresina II, C1	25.3	230	Sep/02	Jul/15	4.6	0.5
Teresina I-Teresina II, C2	25.3	230	Sep/02	Jul/15	4.6	0.5
Teresina-Piripiri, C1	154.7	230	Nov/71	Jul/15	1.6	3.5
Planta Apol.Sales- P.Afonso, C1	5.8	230	Oct/77	Jul/15	0.3	0.1
Planta Apol.Sales- P.Afonso, C2	5.7	230	Mar/77	Jul/15	0.0	0.1
Us. B.Esperança-B.Esperança, C1	2.8	230	Dec/80	Jul/15	0.0	0.1
Sobradinho-Juazeiro II, C1	42.5	230	Jan/80	Jul/15	2.6	0.8
Sobradinho-Juazeiro II, C2	42.5	230	Apr/81	Jul/15	0.0	0.8
Planta II-Paulo Afonso, C1	0.6	230	Oct/61	Jul/15	6.0	0.0
Planta II-Paulo Afonso, C3	0.6	230	May/67	Jul/15	0.0	0.0
Planta II-Paulo Afonso, C4	0.7	230	May/67	Jul/15	0.0	0.0
Planta II-Paulo Afonso, C5	0.7	230	Dec/67	Jul/15	0.0	0.0
Planta III-Paulo Afonso, C1	0.6	230	Oct/71	Jul/15	0.0	0.0
Planta III-Paulo Afonso, C2	0.6	230	Apr/72	Jul/15	0.0	0.0
Planta III-Paulo Afonso, C3	0.6	230	Apr/74	Jul/15	0.0	0.0
Planta III-Paulo Afonso, C4	0.6	230	Aug/74	Jul/15	0.0	0.0
Planta I-Paulo Afonso, C1	0.6	230	Jan/55	Jul/15	0.0	0.0
Planta I-Paulo Afonso, C2	0.6	230	Jan/55	Jul/15	0.0	0.0
Sub-Total - 230 Kv	12,805.6				881.9	261.9
C.Grande II-S.Cruz II, C1	117.3	138	Apr/63	Jul/15	11.3	1.1
C.Grande II-Santa Cruz II, C2	117.3	138	Jan/68	Jul/15	11.3	1.1
C. Novos-Santana do Matos, C1	38.8	138	Dec/67	Jul/15	2.2	0.5
Santana do Matos-Açu, C1	49.6	138	Dec/67	Jul/15	2.8	0.7
Santa Cruz II-C.Novos II, C1	55.0	138	Oct/65	Jul/15	3.1	0.6
Planta II-Zebu, C1	6.0	138	Dec/64	Jul/15	0.0	0.1
Sub-Total - 138 Kv	384.0				30.7	4.1
Abaixadora-Mulungu, C1	6.5	69	May/75	Jul/15	0.0	0.1
Abaixadora-Moxoto, C1	5.3	69	Feb/70	Jul/15	0.0	0.1
Abaixadora-Zebu, C1	5.4	69	Oct/72	Jul/15	0.0	0.0
Bela Vista-Alto Branco, C1	6.2	69	Nov/10	Jul/15	1.4	0.2
C.Grande I-Alto Branco, C2	3.1	69	Nov/10	Jul/15	0.7	0.0
C.Grande II-Bela Vista, C1	7.2	69	Oct/89	Jul/15	1.2	0.1
C.Grande II-C.Grande I, C1	9.4	69	May/64	Jul/15	1.5	0.1
Camacari-Camacari, C2	1.4	69	Jun/60	Jul/15	0.0	0.0
Cotegipe-Catu, C1	48.7	69	Jun/60	Jul/15	0.4	0.4
Cotegipe-Catu, C2	48.7	69	Jun/60	Jul/15	0.4	0.4
Jaboatao-Recife II, C1	3.1	69	Jan/65	Jul/15	0.0	0.0
M.Reduzido-M.Reduzido, C1	0.5	69	Apr/73	Jul/15	0.0	0.0
Matatu-Pituacu, C1	7.5	69	Jun/60	Jul/15	0.2	0.1
Matatu-Pituacu, C2	7.4	69	Jun/60	Jul/15	0.2	0.1
Pirapama II-Recife II, C1	21.0	69	Jan/65	Jul/15	0.1	0.8
Pituacu-Cotegipe, C1	22.1	69	Jun/60	Jul/15	0.2	0.2
Pituacu-Cotegipe, C2	21.9	69	Jun/60	Jul/15	0.2	0.2
Planta de Pedra-Jequié, C1	20.5	69	Nov/78	Jul/15	0.2	0.2
Vila Zebu-Itaparica, C1	27.0	69	Jul/77	Jul/15	0.1	0.2
Zebu-Moxoto, C1	7.2	69	Apr/83	Jul/15	8.2	0.1
Zebu-Xingo, C1	56.5	69	Aug/81	Jul/15	0.2	0.5
Sub-total 69 kV	336.6				15.2	3.8
Total	18,644.6				1,686.5	561.1

Marketletter

8.2 SPEs

SPE	From - To	Extension (km)	Tension	Beginning of Operation	End of Concession	Non depreciated asset R$ million	RAP (R$ million)
Sistema de transmissão do Nordeste S.A.	Teresina II/PI to Sobral/CE and Fortaleza/CE	546.0	500 kV	01/2006	02/2034	462.0	120.0
Integração Transmissora de Energia S.A.	Colinas/TO to Serra da Mesa II/GO	695.0	500 kV	05/2008	03/2036	516.9	65.3

9. Transmission lines RAP– R$ million

Own assets

1Q11	2Q11	3Q11	4Q11	2011
344.8	355.6	397.6	379.3	1,477.3

10. Losses in transmission - %  - NA

11. Main parent company investments – R$ million

Project	1Q11	2Q11	3Q11	4Q11	Accomplished	2011 budget
Generation	45.4	53.9	159.3	199.0	457.6	471.4
Transmission	134.6	130.9	143.4	192.3	601.2	950.0
Others	14.0	15.0	18.7	51.6	99.3	133.5
Total	194.0	199.8	321.4	442.9	1,158.1	1,554.9

Marketletter

12. New investments

12.1 Generation

12.1.1 Own assets

Unit -Own assets	Location (State)	Total Investment R$ million	Installed capacity - MW	Guaranteed energy	Beginning of Operation	Beginning of Construction	End of concession
Parque Eólico Casa Nova	BA	692.5	180 MW	61.4	jan/2013	03/2012	jan/2046

12.1.2 SPEs

SPE	Unit	Participation %	Location (State)	Total Investment R$ million	Installed capacity MW	Guaranteed energy MW averages	Beginning of Operation	Beginning of Construction	End of concession
ESBR Participações S.A.	HEU Jirau	20.0%	RO	15,371	3,750.0	2,184.6	01/13	02/09	08/43
Norte Energia S.A.	HEU Belo Monte	15.0%	PA	25,885.1	11,233.1	4,571.0	02/15	06/11	08/45
São Pedro do Lago S.A.	EOL São Pedro do Lago	49.0%	BA	104.7	30.0	13.5	01/13	10/11	08/45
Pedra Branca S.A.	EOL Pedra Branca	49.0%	BA	102.6	30.0	12.2	01/13	10/11	08/45
Sete Gameleiras S.A.	EOL Sete Gameleiras	49.0%	BA	112.3	30.0	12.6	01/13	11/11	08/45

Marketletter

12.2 Transmission

12.2.1 Own assets

12.2.1.1 Transmission lines

Own lines From - To	Total Investment (R$ Million)	Extension of TL(km)	Tension	RAP (R$ million)	Beginning of Operation	End of concession
TL 230 kV Eunápolis/Teixeira Freitas II C1	65.29	144	230 kV	2.98	07/13	10/38
TL 230 kV Funil/Itapebi C3	43.74	198	230 kV	3.75	10/12	04/37
TL 230 kV Ibicoara /Brumado C1	70.70	105	230 kV	4.88	03/12	06/37
TL 230 kV Jardim/Penedo C1	27.48	110	230 kV	2.82	08/12	03/38
TL 230 kV Picos/Tauá II C1	77.98	183	230 kV	6.65	09/12	06/37
TL 230 kV Eunápolis/Teixeira Freitas II C2	41.98	144	230 kV	4.87	09/13	08/39
TL 230 kV Pau Ferro – Santa Rita II	141.78	116	230 kV	15.90	03/12	08/39
TL 230 kV Paulo Afonso III – Zebu.					01/12
TL 500 kV Messias/Recife II, C1	52.60	53	500 kV	8.54	05/12	01/39
TL 230 kV Rio Largo II/Penedo	18.60	44	230 kV		11/12	10/40
TL 230 kV Paraiso/Açu II, C3	162.20	123	230 kV	10.33	02/13	11/40
TL 230 kV Açu/Mossoró II, C2		69
TL 230 kV João Câmara/Extremoz II		82
TL 230 kV Igaporã/B. Jesus da Lapa II	67.60	115	230 kV	4.19	01/13	11/40
TL 230 kV Sobral III/Acaraú II	52.57	97	230 kV	4.72	03/13	11/40
TL 230 kV Morro do Chapéu/Irece	44.57	65	230 kV	4.05	08/13	10/41
TL 230 kV Paraiso/Lagoa Nova	80.89	65	230 kV	7.79	08/13	10/41
TL 230 kV Teresina II/Teresina III	42.97	26	230 kV	7.00	08/13	12/09/41
TL 500 kV Recife II/Suape II, C2	59.48	44	500 kV	5.61	10/13	09//41
TL 500 kV Camaçari IV/Sapeaçu	81.02	105	500 kV	8.46	12/13	12/41
TL 230 kV Sapeaçu/Sto.Antonio de Jesus		31	230 kV

Marketletter

12.2.1.2 Substations

Substation	Total Investment R$ million	Transformation capacity	Location	RAP (R$ million)	Beginning of Operation	End of concession
SE 500/230 kV SUAPE II	155.03	600 MVA	PE	8.54	05/12	01/2039
SE 230/69 kV SUAPE III		200 MVA	PE		03/12
SE 230/69 kV Santa Rita II		300 MVA	PB		04/12	08/2039
SE 230/69 kV Zebu		200 MVA	AL		03/12
SE 230/69 kV Natal III		300 MVA	RN		05/12
SE 500/230 kV Camaçari IV	69.82	2,400 MVA	BA	6.98	05/12	07/2040
SE 230/69 kV Arapiraca III	48.11	100 MVA	AL	5.32	02/13	10/2040
SE 230/69 kV Polo	15.34	100 MVA	BA	0.97	11/12	10/2040
SE 230/69 kV João Câmara		360 MVA	RN		02/13	11/2040
SE 230/69 kV Extremoz II					12/12
SE 230/69 kV Igaporã		300 MVA	BA		03/13	11/2040
SE 230/69 kV Acaraú II		200 MVA	CE		04/13	11/2040
SE 230 kV Morro do Chapéu		150 MVA	BA		08/13	10/2041
SE 230 kV Lagoa Nova		500 MVA	RN		08/13	10/2041
SE 230 kV Ibiapina			CE
SE 230/69 kV Teresina III		400 MVA	PI		08/13	12/2041

* RAP associated wit TL

12.2.2. SPEs

12.2.2.1 Transmission lines

SPE	Object (From - To)	Participation %	Total Investment R$ million	Extension of lines KM	Tension	RAP	Beginning of Operation	End of concession
Manaus Transmissora de Energia S.A.	TL Oriximiná/Silves CD, 500 kV. TL Silves/ Lechuga CD, 500 kV.	19.5	1,421.36	335 224	500 kV	101.6	05/2012	10/2038
Interligação Elétrica do Madeira S.A.	TL Coletora Porto Velho/Araraquara II, CS 600 kV.	24.5	2,975.1	2,375	600 kV	176.2	11/2012	02/2039
TDG Transmissora Delmiro Gouveia S.A.	TL São Luiz II/São Luiz III, 230 kV.	49.0	239.2	156	230 kV	20.5	07/2012	07/2040
Extremoz Transmissora do Nordeste –ETN S.A.	TL Ceará Mirim/João Câmara II, 500 kV.	49.0	365.9	64	500 kV	31.9	08/2013	10/2041
	TL Ceará Mirim/ Campina III, 500 kV.			201	500 kV
	TL Ceará Mirim/ Extremoz II, 230 kV.			26	230 kV
	TL Campina Grande III/Campina Grande II, 230 kV.			8.5	230 kV
	Seccionamento Campina Grande II/Extremoz II C1/C2.			12.5	230 kV
Interligação Elétrica Garanhuns S.A.	TL Luiz Gonzaga/ Garanhuns, 500 kV. TL Garanhuns/ Campina Grande III, 500 kV. TL Garanhuns/Pau Ferro, 500 kV. TL Garanhuns/Angelim I, 230 kV.	49.0	593.2	224 190 239 13	500 kV 500 kV 500 kV 230 kV	68.9	06/2014	12/2041

Marketletter

12.2.2.2 Substations

Manaus Transmissora de Energia S.A.

SPE	Total Investment R$ million	Transformation capacity	Location	RAP	Beginning of Operation	End of Concession
SE – Silves, - 500/138 kV. SE – Lechuga, - 500/230 kV.	469.1	500/138 kV 500/230 kV	AM	*	05/2012	10/2038

*SPE associated with the transmission line

TDG – Transmissora Delmiro Gouveia S.A.

SPE	Total Investment R$ million	Transformation capacity	Location	RAP (R$ million)	Beginning of Operation	End of Concession
SE – Pecém II, - 500/230 kV. SE – Aquiraz, - 230/69 kV.	140.6 41.4	3,600 MVA 450 MVA	CE	10.9 3.3	10/2012 09/2012	07/2040

Extremoz Transmissora do Nordeste - ETN S.A.

SPE	Total Investment R$ million	Transformation capacity	Location	RAP	Beginning of Operation	End of Concession
SE – João Câmara II, 500 kV. SE – Campina Grande III, 500/230 kV. SE – Ceará Mirim, 500/230 kV.	384.1	500 kV 500/230 kV 500/230 kV	RN PB RN	*	08/2013	10/2041

*SPE associated with the transmission line

Interligação Elétrica Garanhuns S.A.

SPE	Total Investment R$ million	Transformation capacity	Location	RAP	Beginning of Operation	End of Concession
SE – Garanhuns, 500/230 kV. SE – Pau Ferro, 500/230 kV.	-	500/230 kV 500/230 kV	PE	*	06/2014	12/2041

*SPE associated with the transmission line

Interligação Elétrica do Madeira S.A.

SPE	Total Investment R$ million	Transformation capacity	Location	RAP (R$ million)	Beginning of Operation	End of Concession
RetificadStation CA/CC from 500 kV to +/- 600 kV, Inversor Station CC/CA +/- from 600 kV up 500 kV.	1,214.7	3,150 MW 2,950 MW	RO SP	151.8	11/30/2012	02/25/2039

Marketletter

13. Loans and financing – R$ million

Local currency - LC

Creditor	Balance 03.31.11	Balance 06.30.11	Balance 09.30.11	Balance 12.31.11	Due	Index
Eletrobras	141.6	136.9	132.1	127.4	09/30/18	5% per year
Eletrobras	0.6	0.6	0.6	0.5	05/30/15	IPCA
Eletrobras	0.4	0.4	0.3	0.3	05/30/16	5% per year
Eletrobras	3.5	3.5	3.6	6.4	02/28/17	5% per year
Eletrobras	2.7	2.8	2.8	7.8	04/30/16	5% per year
Eletrobras	0.6	0.5	0.5	0.6	12/30/18	5% per year
	149.4	144.7	139.9	143.0
Instituições financeiras
Banco do Brasil	14.2	14.7	14.2	14.6	02/16/12	105.7% of CDI
Banco do Brasil	147.5	151.9	147.5	151.6	02/16/12	105.7% of CDI
Banco do Brasil	14.9	15.3	14.9	15.3	02/26/12	105.7% of CDI
Banco do Brasil	16.0	15.6	16.1	15.6	03/26/12	105.7% of CDI
Banco do Brasil	16.3	15.9	16.4	15.9	04/26/12	105.7% of CDI
Banco do Brasil	16.2	15.7	16.3	15.8	05/26/12	105.7% of CDI
Banco do Brasil	16.1	16.6	16.1	16.6	06/26/12	105.7% of CDI
Banco do Brasil	11.8	12.1	11.8	12.1	07/26/12	105.7% of CDI
Banco do Nordeste – Maq/Equip/Benf	272.3	389.0	378.2	373.2	06/30/20	7.5%
Banco do Nordeste – Finame (PSI-BK)	9.9	18.1	18.1	18.1	06/15/20	4.5%
	535.2	664.9	649.6	648.8
TOTAL	684.6	809.6	789.5	791.8

Foreign currency - FC - NA

14. Contracts – R$ million

14.1 Loans and financing

Parent company

Loans and financing	2012	2013	2014	2015	2016	After 2016
By activity
Generation	259.9	3.1	3.1	3.0	2.9	1.0
Transmission	65.9	64.8	64.8	64.8	64.8	193.7
Trading energy	-	-	-	-	-	-
By creditor
Eletrobras	21.2	22.0	22.0	21.9	21.8	34.1
Others	304.6	45.9	45.9	45.9	45.9	160.6

14.2 Energy purchase – N/A

14.3 Energy sale – N/A

Marketletter

15. Number of employees (including request employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

Does not consider SPE employees

                15.1 – By tenure

Composition of employees by tenure (Years)	1Q11	2Q11	3Q11	4Q11
Up 5	693	689	855	959
6 to 10	814	821	839	870
11 to15	120	126	135	171
16 to 20	1	2	2	2
21 to 25	1,313	1,221	1,203	1,196
Over 25	2,342	2,421	2,438	2,433
Total	5,283	5,280	5,472	5,631

                15.2 – By region

State	Number of employees
Bahia	2,063
Pernambuco	2,827
Ceará	385
Piauí	356

                15.3 – By departments

Department	Number of employees
Field	3,489
Administrative	2,142

16. Complementary work force – N/A

17. Turn-over

1Q11	2Q11	3Q11	4Q11
3.15	0.14	2.07	1.79

Marketletter

Balance Sheet

(R$ thousand)

Assets	Parent Company		Consolidated
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Current Assets
Cash and banks	197,898	87,817	626,891	214,527
Marketable securities	763,401	629,760	892,479	629,760
Accounts receivable	1,047,551	899,416	702,912	738,171
Concession financial assets	554,294	540,254	620,291	572,708
Loans and financing	8,841	8,329	-	-
Taxes and social contribution	82,525	23,348	90,303	23,348
Compensation rights	326,690	287,729	332,501	337,521
Stored materials	51,423	81,611	54,369	84,731
Derivative financial instruments	191,919	283,220	191,919	284,488
Other credits	76,722	84,178	85,592	85,677
	3,301,264	2,925,662	3,597,257	2,970,931
Non-Current Assets
Long-term Assets
Loans and financing	8,768	16,620	-	-
Accounts receivable	783,228	428,008	779,759	468,454
Marketable securities	950	891	950	891
Taxes and social contribution	110,339	205,553	169,039	247,876
Linked collateral and deposits	446,906	388,969	452,615	393,007
Concession financial assets	4,205,689	4,142,809	6,779,019	5,546,463
Derivative financial instruments	185,031	297,020	185,031	297,916
Advances for future capital increase	246,162	564,130
Other assets	75,035	81,386	97,872	100,410
	6,062,108	6,125,386	8,464,285	7,055,017
Investments	1,644,551	684,638	202,454	175,359
Property, plant and equipment	9,247,833	9,625,880	9,748,562	9,677,391
Intangible	20,158	6,491	56,019	19,542
	16,974,650	16,442,395	18,471,320	16,927,309
Total Assets	20,275,914	19,368,057	22,068,577	19,898,240

Marketletter

Liabilities and Stockholders’ Equity	Parent Company		Consolidated
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Current Liabilities
Loans and financing	387,803	427,104	1,121,046	669,263
Suppliers	672,506	544,266	939,750	620,355
Taxes and social contributions	77,478	72,552	87,260	82,806
Shareholders remuneration	18,293	36,523	18,293	36,523
Estimated obligations	126,734	132,385	135,695	137,503
Provisions of discovered subsidiaries liabilities	259,587	126,461	-	-
Sector charges	89,683	50,573	95,350	53,712
Derivative financial instruments	261,489	228,020	269,718	237,209
Retirement benefit	19,169	-	19,169	-
Research and development	120,804	95,304	124,212	98,856
Income participation	16,733	36,073	16,733	39,873
Costumers advance	44,098	39,362	44,098	39,362
Use of hydric resources	24,262	15,618	24,262	15,618
Social-environmental compensation	19,536	20,422	19,536	20,422
Other liabilities	159,947	157,155	168,348	160,700
	2,298,122	1,981,818	3,083,470	2,212,202
Non-Current Liabilities
Loans and financing	4,283,935	4,097,296	5,166,313	4,249,984
Provisions of contingencies	915,284	733,434	927,858	814,512
Benefits for employees leaving the company	58,535	57,032	60,234	57,039
Concession to pay	-	-	28,974	-
Advance for future capital increase	1,127,731	631,793	1,127,731	631,793
Derivative financial instruments	185,031	297,020	185,031	303,331
Retirement benefit	138,015	-	138,015	-
Research and development	17,052	15,288	20,239	17,040
Costumers advance	879,452	928,653	879,452	928,653
Taxes and social contribution	13,609	175,667	62,923	189,462
Social-environmental compensation	97,678	122,525	97,678	122,525
Other liabilities	1,485	1,474	30,674	45,642
	7,717,807	7,060,182	8,725,122	7,359,981
	10,015,929	9,042,000	11,808,592	9,572,183
Stockholders’ Equity
Social Capital	8,200,406	8,200,406	8,200,406	8,200,406
Capital Reserves	2,011,460	2,011,460	2,011,460	2,011,460
Income reserve	25,708	22,791	25,708	22,791
Equity Adjustment	(27,789)	(17,901)	(27,789)	(17,901)
Additional dividend proposal	50,200	109,301	50,200	109,301
	10,259,985	10,326,057	10,259,985	10,326,057
TOTAL	20,275,914	19,368,057	22,068,577	19,898,240

Marketletter

Statement of Income by activity

(R$ thousand)

	Parent Company
	12/31/2011
	Generation	Transmission	Trading Energy	Other	Total
Net operating revenue	3,032,622	1,026,669	104,486	42,587	4,206,364
Operational cost
Cost of electric energy service
Electric energy purchased for resale	(25,144)	-	(56,641)	-	(81,785)
Charges on the use of electric grid	(573,165)	-	-	-	(573,165)
	(598,309)	-	(56,641)	-	(654,950)
Operation cost
Personnel, Material and Third party services	(294,894)	(397,126)	(16,471)	-	(708,491)
Financial compensation for the use of hydro resources	(195,779)	-	-	-	(195,779)
Depreciation and amortization	(416,110)	2,290	(4,467)	-	(418,287)
Others	(26,341)	(14,673)	(525)	-	(41,539)
	(933,124)	(409,509)	(21,463)	-	(1,364,096)
Third party service cost	(4,515)	(16,941)	(160)	-	(21,616)
Construction cost	-	(289,789)	-	-	(289,789)
	(1,535,948)	(716,239)	(78,264)	-	(2,330,451)
Gross income	1,496,674	310,430	26,222	42,587	1,875,913
Operational expense	(820,868)	(263,687)	(126,570)	19	(1,211,106)
Income participation	(13,855)	-	-	-	(13,855)
Electric energy service result	661,951	46,743	(100,348)	42,606	650,952
Result on the Equity Method	-	-	-	(79,165)	(79,165)
Financing result	(420,715)	(157,083)	38,466	40,061	(499,271)
Income before taxes and participations	241,236	(110,340)	(61,882)	3,502	72,516
Income tax and social contribution	(51,238)	-	397	(217)	(51,058)
Income tax and social contribution - deferred	38,241	(1,363)	-	-	36,878
	(12,997)	(1,363)	397	(217)	(14,180)
Net income (Loss) for the period	228,239	(111,703)	(61,485)	3,285	58,336

Instament attributable to the controlling sahreholders	215,548	(105,089)	(57,844)	3,090	54,882
Instament no attributable to the controlling sahreholders
	215,548	(105,089)	(57,844)	3,090	54,882
Income attributable to the controlling shareholders	226,892	(111,044)	(61,122)	3,266	57,992
Income no attributable to the controlling shareholders	1,347	(659)	(363)	19	344
Income (Loss) basic and diluted per share - R$	1.68	(0.82)	(0.45)	0.02	0.43

Marketletter

	Parent Company
	12/31/2010
	Generation	Transmission	Trading Energy	Other	Total
Net operating revenue	2,771,509	892,960	62,351	19,591	3,746,411
Operational cost
Cost of electric energy service
Electric energy purchased for resale	(12,748)	-	(44,997)	-	(57,745)
Charges on the use of electric grid	(535,642)	-	-	-	(535,642)
	(548,390)	-	(44,997)	-	(593,387)
Operation cost
Personnel, Material and Third party services	(284,353)	(373,732)	(17,218)	-	(675,303)
Financial compensation for the use of hydro resources	(173,115)	-	-	-	(173,115)
Depreciation and amortization	(413,488)	(701)	(1,629)	-	(415,818)
Others	(29,831)	(13,608)	(744)	-	(44,183)
	(900,787)	(388,041)	(19,591)	-	(1,308,419)
Third party service cost	(1,899)	(7,098)	(46)	-	(9,043)
Construction cost	-	(265,789)	-	-	(265,789)
	(1,451,076)	(660,928)	(64,634)	-	(2,176,638)
Gross income	1,320,433	232,032	(2,283)	19,591	1,569,773
Operational expense	(753,204)	(207,885)	(4,056)	-	(965,145)
Income participation	(33,700)	-	(2,373)	-	(36,073)
Electric energy service result	533,529	24,147	(8,712)	19,591	568,555
Result on the Equity Method	-	-	-	(88,704)	(88,704)
Financing result	(151,617)	(74,567)	26,862	28,892	(170,430)
Income before taxes and participations	381,912	(50,420)	18,150	(40,221)	309,421
Income tax and social contribution	(126,936)	-	(6,413)	(9,478)	(142,827)
Income tax and social contribution - deferred	(19,170)	6,810	-	-	(12,360)
	(146,106)	6,810	(6,413)	(9,478)	(155,187)
Net income (Loss) for the period	235,806	(43,610)	11,737	(49,699)	154,234

Instament attributable to the controlling sahreholders	221,843	(41,028)	11,042	(46,756)	145,101
Instament no attributable to the controlling sahreholders
	221,843	(41,028)	11,042	(46,756)	145,101
Income attributable to the controlling shareholders	234,415	(43,353)	11,668	(49,406)	153,324
Income no attributable to the controlling shareholders	1,391	(257)	69	(293)	910
Income (Loss) basic and diluted per share - R$	1.74	(0.32)	0.09	(0.37)	1.13

Marketletter

	Consolidated
	12/31/2011
	Generation	Trans- mission	Trading	Distri-	Other	Total
			Energy	bution
Net operating revenue	2,948,209	2,272,517	104,486	135,020	42,587	5,502,819
Operational cost
Cost of electric energy service
Electric energy purchased for resale	(25,144)	-	(56,641)	-	-	(81,785)
Charges on the use of electric grid	(571,429)	-	-	-	-	(571,429)
	(596,573)	-	(56,641)	-	-	(653,214)
Operation cost
Personnel, Material and Third party services	(294,894)	(411,359)	(16,471)	(44,085)	-	(766,809)
Financial compensation for the use of hydro resources	(195,779)	-	-	-	-	(195,779)
Depreciation and amortization	(416,110)	2,176	(4,467)	(4,702)	-	(423,103)
Others	(26,341)	(14,978)	(525)	87	-	(41,757)
	(933,124)	(424,161)	(21,463)	(48,700)	-	(1,427,448)
Third party service cost	(4,515)	(17,082)	(160)	(29)	-	(21,786)
Construction cost	-	(1,371,026)	-	-	-	(1,371,026)
	(1,534,212)	(1,812,269)	(78,264)	(48,729)	-	(3,473,474)
Gross income	1,413,997	460,248	26,222	86,291	42,587	2,029,345
Operational expense	(796,954)	(306,726)	(126,660)	(147,016)	19	(1,377,337)
Income participation	(13,855)	-	-	-	-	(13,855)
Electric energy service result	603,188	153,522	(100,438)	(60,725)	42,606	638,153
Result on the Equity Method	-	-	-	-	26,297	26,297
Financing result	(428,411)	(229,320)	38,466	(2,022)	40,059	(581,228)
Income before taxes and participations	174,777	(75,798)	(61,972)	(62,747)	108,962	83,222
Income tax and social contribution	(51,987)	(9,685)	397	-	(217)	(61,492)
Income tax and social contribution - deferred	39,467	(2,861)	-	-	-	36,606
	(12,520)	(12,546)	397	-	(217)	(24,886)
Net income (Loss) for the period	162,257	(88,344)	(61,575)	(62,747)	108,745	58,336
Income attributable to the controlling shareholders	161,300	(87,823)	(61,212)	(62,377)	108,103	57,992
Income no attributable to the controlling shareholders	957	(521)	(363)	(370)	642	344
Income (Loss) basic and diluted per share - R$	1.19	(0.65)	(0.45)	(0.46)	0.80	0.43

Marketletter

	Consolidated
	12/31/2010
	Generation	Trans- mission	Trading	Distri-	Other	Total
			Energy	bution
Net operating revenue	2,703,396	1,731,145	62,351	127,256	19,591	4,643,739
Operational cost
Cost of electric energy service
Electric energy purchased for resale	(12,748)	-	(44,997)	-	-	(57,745)
Charges on the use of electric grid	(535,642)	-	-	-	-	(535,642)
	(548,390)	-	(44,997)	-	-	(593,387)
Operation cost
Personnel, Material and Third party services	(284,353)	(374,612)	(17,197)	(30,170)	-	(706,332)
Financial compensation for the use of hydro resources	(173,115)	-	-	-	-	(173,115)
Depreciation and amortization	(413,488)	(828)	(1,629)	(5,852)	-	(421,797)
Others	(29,047)	(24,647)	(744)	(22,067)	-	(76,505)
	(900,003)	(400,087)	(19,570)	(58,089)	-	(1,377,749)
Third party service cost	(1,898)	(7,099)	(46)	-	-	(9,043)
Construction cost	-	(1,048,628)	-	-	-	(1,048,628)
	(1,450,291)	(1,455,814)	(64,613)	(58,089)	-	(3,028,807)
Gross income	1,253,105	275,331	(2,262)	69,167	19,591	1,614,932
Operational expense	(759,742)	(208,475)	(4,078)	(103,454)	-	(1,075,749)
Income participation	(33,700)	-	(2,373)	-	-	(36,073)
Electric energy service result	459,663	66,856	(8,713)	(34,287)	19,591	503,110
Result on the Equity Method	-	-	-	-	9,769	9,769
Financing result	(151,618)	(94,061)	26,862	(13,427)	28,892	(203,352)
Income before taxes and participations	308,045	(27,205)	18,149	(47,714)	58,252	309,527
Income tax and social contribution	(113,872)	(20,079)	(6,413)	-	(9,478)	(149,842)
Income tax and social contribution - deferred	(32,234)	26,783	-	-	-	(5,451)
	(146,106)	6,704	(6,413)	-	(9,478)	(155,293)
Net income (Loss) for the period	161,939	(20,501)	11,736	(47,714)	48,774	154,234
Income attributable to the controlling shareholders	160,984	(20,380)	11,667	(47,432)	48,486	153,324
Income no attributable to the controlling shareholders	955	(121)	69	(282)	288	910
Income (Loss) basic and diluted per share - R$	1.19	(0.15)	0.09	(0.35)	0.36	1.13

Marketletter

Cash Flow

(R$ thousand)

	Parent Company		Consolidated
	12/31/2011	12/31/2010	12/310/11	12/31/2010
Operating Activities
Income (Loss) before income tax	72,516	309,421	83,222	309,527
Adjustments in the conciliation of net income (loss) with cash generated
Depreciation and amortization	428,896	428,391	434,860	435,155
Accruals arrears	(108,052)	(117,837)	(109,173)	(140,737)
Assets monetary variation	(80,414)	(84,468)	(63,303)	(94,189)
Liabilities monetary variation	218,257	107,605	219,652	151,974
Financial charges	355,972	363,215	383,670	368,486
Equity method	79,165	88,704	(26,297)	(9,769)
Provision for credits of questionable liquidation	173,073	301,495	256,392	324,254
Operational provision	282,910	43,484	284,538	79,666
Property, plant and equipment sales	6,987	5,891	6,987	5,891
Derivatives	124,770	(55,200)	124,770	(55,200)
Financing assets - TIR	(301,220)	(295,242)	(439,601)	(300,075)
Amortization	514,089	504,800	547,812	210,607
Taxes and social contribution	-	-	8,589	872
Provision (reversal of) impairment of assets	-	(26,070)	7,817	(26,070)
Others	65,009	-	68,134	-
	1,831,958	1,574,189	1,788,069	1,260,392
Variation of operational asset
Consumers	(580,282)	(882,391)	(674,653)	(913,970)
Taxes and social contribution	42,181	-	39,309	(11,521)
Other	59,672	(65,340)	59,366	(1,434)
	(478,429)	(947,731)	(423,163)	(306,594)
Variation of operational liability
Suppliers	127,292	7,208	444,256	156,803
Taxes and social contributions to collect	(171,312)	145,806	(133,756)	140,728
Estimated obligation	(5,651)	48,719	(5,777)	50,087
Provision of contingencies	(101,897)	42,511	(98,065)	42,585
Research and development	17,327	18,594	18,667	18,567
Consumers advance	(44,465)	(50,257)	(44,465)	(50,257)
Income participation	(19,340)	(36,112)	(19,340)	(36,112)
Retirement beneficties	157,184	-	157,184	-
Social-environmental compensation	(25,732)	(30,306)	(25,732)	(30,306)
Others	27,104	(32,830)	192,365	(152,371)
	(39,490)	113,333	485,337	139,724
Operating activities	1,314,039	739,791	1,850,243	1,093,522
Loans and financing payable	(348,527)	(325,117)	(365,345)	(343,745)
Loans and financing charges receivable	2,746	2,825	-	-
Taxes payable	-	-	(6,278)
Legal deposits	(28,977)	8,102	(28,741)	6,346
	(374,758)	(314,190)	(400,364)	(337,399)
Net operating activities	939,281	425,601	1,449,879	756,123
Financing Activities
Loans and financing obtained	371,711	529,735	1,480,342	661,269
Loans and financing payable – principal	(440,929)	(414,248)	(613,564)	(439,380)
Dividend payment	(140,434)	(315,976)	(140,434)	(315,976)
Advance for probable capital increase	393,374	631,793	393,374	631,793
Net financing activities	183,722	431,304	1,119,718	537,706
Investment Activities
Marketable securities	(133,700)	(25,084)	(262,778)	(24,577)
Receivables from loans and financing granted	8,082	5,594	-	-
Acquisition of permanent assets	(49,591)	(73,595)	(504,743)	(171,849)
Acquisition of financing assets	(289,788)	(265,789)	(1,388,350)	(1,090,014)
Advance equity	(48,747)	(403,506)	-	-
Equity participation	(504,683)	(214,943)	-	-
Equity investment receivables	6,867	10,578	-	-
Acquisition of permanent investment	(1,362)	-	(1,362)	-
Net investment activities	(1,012,922)	(966,745)	(2,157,233)	(1,286,440)
Increase in cash and cash equivalent	110,081	(109,840)	412,364	7,389
Cash and cash equivalent – beginning of period	87,817	197,657	214,527	207,645
Cash and cash equivalent – end of period	197,898	87,817	626,891	214,527

Marketletter

Analysis of the consolidated result

Net Income

The Company presented, in the fourth quarter 2011, net income 256.7%, higher than that of the previous quarter, from R$ 21.7 million in the third quarter of 2011, to R$ 77.4 million in the fourth quarter of 2011, mainly due to:

Increased costs and expenses of 22.9%, from R$ 1,304.9 million in the third quarter of 2011 to R$ 1,604.5 million in the fourth quarter of 2011;

 A provision reversion of ICMS Tax of Rondônia occurred in the third quarter, which resulted in an extraordinary gain at the time, in the amount of R$ 105.0 million of IR/CSLL.

For the year 2011, the company reported net profit 62.2% lower than in 2010, from R$ 154.2 million in 2010 to R$ 58.3 million in 2011.

Net revenues increased 18.1% compared to 2010 primarily due to the readjustment of generation and transmission contracts,  the recovery of aluminum price in the international market and the entrance into operation of transmission functions, granted by authorization or by auction.

Operating Revenue

In Generation:

Provision and supply of electricity declined by 3.7%, from R$ 913.2 million in the third quarter of 2011, to R$ 879.6 million in the fourth quarter of 2011 mainly due to a reduction in energy supply sold to industrial consumers.

In transmission:

Revenues from the transmission system (operation and maintenance) increased by 24.1% from R$ 124.0 million in the third quarter of 2011 to R$ 154.0 million in the fourth quarter of 2011, mainly due to progress of the works on SPEs.

Construction revenue showed an increase of 21.4%, from R$ 460.4 million in the third quarter of 2011, to R$ 559.2 million in the fourth quarter of 2011, mainly due to the evolution of the works on SPEs.

Cost of Electricity Service

The energy purchased for resale decreased 12.5% from R$ 23.1 million in the third quarter of 2011, to R$ 20.2 million in the fourth quarter of 2011, mainly due to the decrease in purchasing power of CCEE.

Charges for use of electric grid decreased by 2.3% from R$ 157.5 million in the third quarter of 2011, to R$ 153.4 million in the fourth quarter of 2011, showing no significant impact on the result.

Depreciation and amortization were up 4.6% from R$ 103.9 million in the third quarter of 2011, to R$ 108.6 million in the fourth quarter of 2011, mainly due to the entry into service of fixed assets.

The personnel, material and services from third parties expenses line items decreased by 0.5%, from R$ 187.0 million in the third quarter of 2011, to R$ 186.1 million in the fourth quarter of 2011, mainly due to reduction of outsourced services due to the transfer of costs for social and environmental costs of Tucurui Hydro Plant on fixed assets at the parent company.

The other items, on average, showed no significant variations.

Operating Expenses

The third party service expenses increased 36.4% from R$ 18.3 million in the third quarter of 2011, to R$ 24.9 million in the fourth quarter of 2011, primarily due to consulting services performed by the controller in the 4th quarter.

Provisions showed an increase of 30.3%, from R$ 196.5 million in the third quarter of 2011 to R$ 256.0 million in the fourth quarter of 2011, mainly due to provision for the ICMS-RO Tax in the amount of R$ 94.8 million and CEA Provision, in the amount of R$ 71.3 million, made in the third quarter, at the parent company level.

The other items, on average, showed no significant variations.

Financial Results

The financial result declined by 53.4% from R$ 273.5 million (negative) in the third quarter, to R$ 127.4 million (negative) in the fourth quarter, mainly due to:

The reduction on costs of monetary variation of loans and financing at the parent company, which rose from R$ 94.7 million in the third quarter to R$ 11.2 million in the fourth quarter, due to the reduction of the IPCA index in the period.

The increase in financial revenue of actuarial gains of R$ 19.1 million.

Marketletter

Market Data

1.       Generation Assets and Energy generated

1.1     Own assets

Unit - Own assets	Installed Capacity MW	Guaranteed energy MW Average	Energy generated – MWh
			1Q11	2Q11	3Q11	4Q11	2011
HEU Coaracy Nunes	8.00		143,921.69	162,692.32	149,575.51	101,611.89	557,801.41
Tucuruí Complex	8,370.00	4,252.75	12,641,745.22	13,834,395.59	7,492,952.39	7,053,667.43	41,022,760.62
HEU Samuel	216.75	90.94	158,663.47	230,938.91	133,594.04	113,187.16	636,383.58
HEU Curuá-Una	30.30	24.85	62,685.98	45,350.05	49,559.94	66,705.64	224,301.61
UTE Electron Use granted to Amazonas Energia	121.11		-	-	-	0.00	0.00
TEU Rio Madeira	119.35		-	-	-	0.00	0.00
TEU Santana	177.74		149,921.99	155,002.00	199,561.60	214,925.50	719,411.09
TEU Rio Branco I	18.65		-	-	0.00	0.00	0.00
TEU Rio Branco II	32.75		-	-	0.00	0.00	0.00
TEU Rio Acre	45.49		5,220.00	-	8,218.12	21,025.56	34,463.68
TEU Senador Arnon Afonso Farias de Mello Use granted to Boa Vista Energia as of February 10, 2010	85.99
TOTAL	9,296.13		13,162,158.34	14,428,378.87	8,033,461.60	7,571,123.18	43,195,121.99

Unit - Own assets	Location (State)	Beginning of Operation	End of Concession	Non depreciated asset R$ million
HEU Coaracy Nunes	AP	10/75	07/15	82.5
Tucuruí Complex	PA	11/84	07/24	7,183.8
HEU Samuel	RO	07/89	09/29	852.4
HEU Curuá-Una	PA	07/77	07/28	47.0
TEU Electron Use granted to Amazonas Energia	AM	06/05	Undefined	0
TEU Rio Madeira	RO	04/68	Undefined	26.9
TEU Santana	AP	01/93	Undefined	28.7
TEU Rio Branco I	AC	02/98	Undefined	1.9
TEU Rio Branco II	AC	04/81	Undefined	1.0
TEU Rio Acre	AC	04/94	Undefined	8.2
TEU Senador Arnon Use granted to Boa Vista Energia as of February 10, 2010	RR	12/90	Undefined	10.7

1.2     SPEs

Unit	Participation %	Location (State)	Beginning of Operation	End of Concession
EAPSA - Enerigia Águas da Pedra S.A. HEU Dardanelos	24.5	MT	08/2011	07/2042 (35 years)
AMAPARI ENERGIA S.A. TEU Serra do Navio and SHU Capivara	49	AP	11/2008	05/2037 (29 years)

Marketletter

2        Electric energy purchased for resale

2.1 Own assets

System	Unit	1Q11	2Q11	3Q11	4Q11	2011
Eletrobras	MWh	-	-	-	-	-
	R$ million	-	-	-	-	-
Others	MWh	171,185	167,470	181,563	195,666	715,884
	R$ million	25.0	13.4	23.1	20.4	81.9

2.2     SPEs - NA

3    Energy sold

Own assets

Buyer	Sale model	Unit	1Q11	2Q11	3Q11	4Q11	2011
Eletrobras System	A	R$ million	49	48	56	61	214
		MWh	411,509	403,481	422,934	457,538	1,695,462
	B	R$ million	-	-	-	-	-
		MWh	-	-	-	-	-
Others	A	R$ million	307	322	317	338	1,264
		MWh	3,514,308	3,382,289	3,474,506	3,638,132	14,009,235
	B	R$ million	547	507	529	514	2,097
		MWh	5,492,881	5,192,570	5,544,341	5,485,448	21,715,240
Total	A	R$ million	356	370	373	399	1,478
		MWh	3,925,817	3,785,770	3,897,440	4,095,670	15,704,697
	B	R$ million	547	507	529	514	2,097
		MWh	5,492,881	5,192,570	5,544,341	5,485,448	21,715,240

A - Through auction

B - Through free market agreements or bilateral contracts

4    CCEE settlement (Spot and MRE)

	Unit	1Q11	2Q11	3Q11	4Q11	2011
Sale	R$ million	216.27	73.06	62.30	141.59	493.23
	MWh	4,478,681.89	5,832,805.08	2,722,842.86	3,516,511.00	16,550,840.83
	MWaverage	2,072.50	2,670.70	1,233.17	1,593.34	7,569.72
Purchase	R$ million	135.72	12.04	62.96	130.98	341.70
	MWh	1,039,230.06	735,108.15	1,809,827.92	2,640,872.71	6,225,038.83
	MWaverage	480.90	336.59	819.67	1,196.59	2,833.75
Net	R$ million	80.55	61.02	-0.66	10.61	151.53
	MWh	3,439,451.83	5,097,696.93	913,014.94	875,638.29	10,325,802.00
	MWaverage	1,591.60	2,334.11	413.50	396.76	4,735.97

Marketletter

5     Fuel for production of electric energy

Type	Unit	Unit	1Q11	2Q11	3Q11	4Q11	2011
Diesel oil Especial	liter	Amount	138,189,500	146,895,000	181,474,312	204,494,557	671,053,369
		R$ Million	278.5	295.6	366.2	427.257	1,367.6

6     Losses in generation - %

1Q11	2Q11	3Q11	4Q11	2011
0.08	0.07	0.15	0.16	0.11

7     Average price– R$/MWh

Own assets

1Q11	2Q11	3Q11	4Q11	2011
95.85	97.69	95.58	95.29	96.09

Marketletter

8     Extension of transmission lines - Km

8.1 Own assets

Line From - To	Extension (km)	Tension	Beginning of Operation	End of Concession	Non depreciated asset R$ million	RAP (R$ million)
Isolated System
BOA VISTA- SANTA ELENA	190.20	230	07/2001	07/2015	40.8
Sub-total 230 kV	190.20				40.8
COARACY NUNES - SANTANA	108.00	138	10/1975	07/2015	15.4
COARACY NUNES - SANTANA	109.00	138	02/1975	07/2015	(*)
SANTANA - PORTUÁRIA	4.00	138	04/1996	07/2015	0.2
COARACY NUNES - TARTARUGALZINHO	87.00	138	06/2000	07/2015	8.2
Sub-total 138 kV	308.00				23.8
SANTANA - MACAPÁ II	20.00	69	11/1996	07/2015	2.9
SANTANA - EQUATORIAL	13.00	69	08/2000	07/2015	2.0
TARTARUGALZINHO - CALÇOENE	130.00	69	12/2001	07/2015	13.4
TARTARUGALZINHO - AMAPÁ	17.00	69	02/2002	07/2015
SANTANA - SANTA RITA	12.60	69	12/2007	07/2015	7.7
EQUATORIAL - SANTA RITA	5.09	69	09/2008	07/2015	5.3
Sub-total 69 kV	197.69
Total Isolated System	695.89
Interconnected System
COLINAS - MIRACEMA	173.97	500	03/1999	07/2015	71.8	16.14
IMPERATRIZ - COLINAS	342.60	500	03/1999	07/2015	83.3	30.74
IMPERATRIZ - MARABÁ	181.09	500	04/1981	07/2015		16.07
IMPERATRIZ - MARABÁ	181.82	500	03/1988	07/2015		17.14
IMPERATRIZ - PRES. DUTRA	386.60	500	10/1982	07/2015	87.9	31.47
IMPERATRIZ - PRES. DUTRA	385.30	500	02/1988	07/2015	(*)	33.57
TUCURUÍ - MARABÁ	222.14	500	10/1981	07/2015	25.6	18.51
TUCURUÍ - MARABÁ	221.70	500	02/1988	07/2015	42.5	19.97
PRES. DUTRA – BOA ESPERANÇA	205.39	500	10/1982	07/2015		16.67
SÃO LUIZ II – PRES. DUTRA	0.00	500	07/1984	07/2015		-
MIRANDA II – PRES. DUTRA	195.50	500	11/2010			15.91
SÃO LUIZ II – MIRANDA II	106.80	500	11/2010			9.39
SÃO LUIZ II – PRES. DUTRA	0.00	500	03/1986	07/2015		-
MIRANDA II – PRES. DUTRA	195.80	500	11/2010			17.20
SÃO LUIZ II – MIRANDA II	106.80	500	11/2010			9.82
TUCURUÍ – VILA DO CONDE	327.10	500	12/1981	07/2015		26.24
TUCURUÍ (UNIT) - TUCURUÍ (SE)	10.71	500	11/1984 to 05/2005			-
Sub-total 500 kV	3,243.32
ALTAMIRA - RURÓPOLIS	330.02	230	10/1988	07/2015	39.5	15.60
BARRA PEIXE - RONDONÓPOLIS	216.79	230	10/1997	07/2015	10.5	7.71
RONDONÓPOLIS - COXIPÓ	187.80	230	09/1988	07/2015	10.4	6.36
RONDONÓPOLIS - COXIPÓ	187.80	230	07/1984	07/2015	4.3	6.36
COXIPÓ - NOBRES	105.00	230	04/2001	07/2015	9.3	5.29
NOBRES - SINOP	346.00	230	08/2008	07/2015
NOBRES-NOVA MUTUM	11.0	230	08/2008	07/2015		5.1
NOVA MUTUM – SORRISO	150.00	230	08/2008	07/2015		5.70
GUAMÁ - UTINGA	19.40	230	12/1981	07/2015	4.0	4.58
GUAMÁ - UTINGA	19.40	230	12/1981	07/2015	(*)	1.54
IMPERATRIZ - PORTO FRANCO	110.10	230	10/1994	07/2015	21.5	1.54
JAURU - COXIPÓ	366.00	230	06/2003	07/2015	152.1	4.03
JAURU - COXIPÓ	366.00	230	06/2003	07/2015	(*)	32.88
MIRANDA II - PERITORÓ	94.20	230	12/2002	07/2015		32.90
PRES. DUTRA - PERITORÓ	115.00	230	03/2003	07/2015	14.7	3.27
PERITORÓ - COELHO NETO	223.00	230	07/2006	07/2015	15.3	8.78
COELHO NETO - TERESINA	127.10	230	09/2006	07/2015		7.72
SÃO LUIZ II - MIRANDA II	105.30	230	11/2002	07/2015		7.97
SÃO LUIZ II – SÃO LUIZ I	18.60	230	01/1983	07/2015	18.4	3.56
SÃO LUIZ II – SÃO LUIZ I	19.00	230	09/1988	07/2015	17.3	2.10
SÃO LUIZ II – SÃO LUIZ III	35.94	230	05/2010	07/2015	23.1	2.10
TUCURUÍ - ALTAMIRA	317.60	230	06/1998	07/2015	50.2	1.38
UTINGA – SANTA MARIA	93.02	230	12/1994	07/2015	15.3	14.46
VILA DO CONDE - GUAMÁ	49.30	230	04/1981	07/2015	14.5	3.52
VILA DO CONDE - GUAMÁ	49.30	230	12/1982	07/2015	(*)	2.71
MARABÁ - CARAJÁS	145.00	230	10/2004	07/2015	2.7	3.85
BARRA PEIXE - RONDONÓPOLIS	217.00	230	05/2008	07/2015	25.6	10.56
RIO VERDE (Couto Magalhães) - RONDONÓPOLIS	177.83	230	07/1983	07/2015		5.67
SÃO LUIZ II - UTE SÃO LUIZ	0.05	230	01/1982	07/2015		-
CARAJÁS - INTEGRADORA	83.00	230	08/2008	07/2015		-
ABUNÃ - RIO BRANCO	302.00	230	11/2002	07/2015	63.6	-
ARIQUEMES - JARÚ	83.82	230	09/1997	07/2015		2.83
JARÚ - JI-PARANÁ	80.69	230	09/1997	07/2015		2.83
SAMUEL - ARIQUEMES	151.60	230	08/1994	07/2015	23.3	5.19
SAMUEL - PORTO VELHO	40.55	230	07/1989	07/2015	7.8	1.49
SAMUEL - PORTO VELHO	40.55	230	07/1989	07/2015	(*)	1.49
SAMUEL (UNIT) - SAMUEL (SE)	2.85	230	07/1989	07/2015	0.1	-
PORTO VELHO - ABUNÃ	188.00	230	05/2002	07/2015	53.1	10.87
JI-PARANÁ - PIMENTA BUENO	117.80	230	06/2008	07/2015	47.0	8.15
PIMENTA BUENO - VILHENA	160.20	230	10/2008	07/2015	72.5	10.97
Ribeiro Gonçalves - Balsas	95.00	230	12/2011	01/2039		1.43
Sub-total 230 kV	5,387.61
TUCURUÍ-VILA - CAMETÁ	214.21	138	08/1998	07/2015	9.3
COXIPÓ - Rondonopolis-Cemat	0.00	138	07/1981	07/2015	13.2
COXIPÓ – SÃO TADEU	44.17	138	01/2010	07/2015
SÃO TADEU - JACIARA	77.92	138	01/2010	07/2015
JACIARA -Rondonopolis-Cemat	70.00	138	01/2010	07/2015
COUTO MAGALHÃES - Rondonopolis-Cemat	176.00	138	04/1981	07/2015	4.4
CURUÁ-UMA - TAPAJÓS-Celpa	68.80	138	01/2006	07/2015	2.1
Sub-total 138 kV	651.10
TUCURUÍ - TUCURUÍ VILA	2.30	69	07/1997
TUCURUÍ (UNIT) - TUCURUÍ (SE)	1.40	69	01/1980
TUCURUÍ (UNIT) - TUCURUÍ (SE)	1.40	69	12/1985
General total	9,983.02
(*) – Value of fixed asset, plus circuit informed above

Marketletter

8.2 SPEs

SPE	Object (From - To)	Extension (km)	Tension	Beginning of Operation	End of Concession	RAP R$ million
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	Coxipó-Cuiabá-Rondonópolis (MT), SE Seccionadora Cuiabá	193	230	08/05	02/34	20.5 (basis Sep/2003)
INTESA - Integração Transmissora de Energia S.A.	Colinas-Miracema-Gurupi-Peixe Nova-Serra da Mesa 2 (TO / GO)	695	500	05/08	04/36	65.3 (basis Nov/2005)
BRASNORTE Transmissora de Energia S.A.	Jauru - Juba – C2 (MT) and Maggi - Nova Mutum (MT), SE Juba and SE Maggi - 230/138 kV	402	230	09/09	03/38	15.0 (basis Nov/2007)

9     Transmission lines total RAP– R$ million

Own assets

1Q11	2Q11	3Q11	4Q11	2011
131.2	131.2	143.5	144.9	550.9

10     Losses in transmission - %

1Q11	2Q11	3Q11	4Q11	2011
1.37	2.03	2.01	4.72	2.56

Marketletter

11 Main investments of parent company – R$ million

Project	1Q11	2Q11	3Q11	4Q11	Accomplished	2011 budget
Generation	1,618	3,714	5,070	6,260	16,678	44,019
HPU Coaracy 2nd stage	0,216	0,220	0,247	0,225	0,908	1,000
Generation system maintenance	1,181	2,310	4,040	5,272	12,804	29,419
HPU Tucuruí	0,005	1,036	0,329	0,257	1,627	11,800
HPU Curuá-Una-Amplia	0,232	0,148	0,454	0,506	1,339	1,800
Transmission	32,429	53,814	63,198	174,793	324,234	397,585
TS Amapá	0,083	0,362	0,838	3,220	4,504	6,500
Reinforcement of the Isolated System	0,497	0,500	0,865	1,475	3,337	6,000
TS North/Northeast-Maranhão	1,060	1,086	3,252	13,799	19,197	22,000
Transmission system maintenance	1,802	2,320	4,247	21,753	30,122	50,875
TS North/Northeast-Pará	0,026	0,111	0,010	4,473	4,621	5,000
TL Maranhão Imunitation	0,006	0,005	0,090	0,004	0,106	0,800
TL Rib. Gonçalves/Balsas Imunitation	0,365	5,958	4,457	26,218	36,992	43,500
SE Miranda II Imunitation	1,916	0,083	2,096	0,044	4,139	4,300
Reinforcement interconnected system	26,686	4,389	47,348	103,807	221,216	258,610
Others	9,799	10,979	11,572	18,699	51,037	68,440
Preservation and conservation	5,469	7,628	8,789	14,700	36,586	52,250
Infrastructure	0	0	0,030	0	0,030	0,050
Infrastructure	0,093	0,212	0,210	0,030	0,545	0,740
Infrastructure	3,825	2,339	2,543	3,369	12,076	13,000
Headquarters	0,4	0,8	0	0,600	1,800	2,400
Total	43,850	68,507	79,840	199,752	391,949	510,044

12New investments

12.1 Generation

12.1.1 Own assets – NA

12.1.2 SPEs

SPE	Unit	Participation %	Location (State)	Total of investment R$ million	Installed capacity MW	Guaranteed energy	Beginning of Operation	Beginning of Construction	End of concession
AMAPARI ENERGIA S.A	SHU Capivara	49.00	MT	Estim. = 210	29.8	---	Feasibility studies	No beginning	05/2037 (29 years)
Brasvento Miassaba 3 Geradora de Energia S.A	Parque Eólico Miassaba 3	24.50	RN	Estim. = 245.1	50.4	22	06/2012	10/11	08/2045 (35 years)
Brasventos Eolo Geradora de Energia S.A.	Parque Eólico Rei dos Ventos 1	24.50	RN	Estim. = 229.4	48.6	21	06/2012	No beginning	12/2045 (35 years)
Rei dos Ventos 3 Geradora de Energia S.A.	Parque Eólico Rei dos Ventos 3	24.50	RN	Estim. = 233.7	48.6	21	06/2012	No beginning	12/2045 (35 years)
Norte Energia S.A.	HEU Belo Monte	19.98	PA	25,885.1	11,233	4,571	02/2015	07/11	08/2045 (35 years)

Marketletter

12.2 Transmission

               12.2.1 Own assets

12.2.1.1 Transmission line

Own lines (from - to)	Total of investment R$ million	Extension of lines - KM	Tension	RAP R$ million	Beginning of Operation	End of concession
Jorge Teixeira – Lechuga (AM)	35	30	230	3.5 (basis Nov/2009)	11/2012	07/2040

12.2.1.2 Substations

SE	Total of investment R$ million	Transformation capacity	Location	RAP R$	Beginning of Operation	End of concession
SE Colinas – Disjuntor em 500KV	3.660 (basis Dec/2006)	3x55 MVAr	TO	624,533.00 (15 years) 312,266.50 (ult.15 years)	04/2004	06/2015
SE Miracema – Autotransformador	13.75 (basis Jul/2007)	500/138 kV – 4x60 MVA	TO	2,599,097.00 (basis=Jul/2007)		06/2015
SE Miranda II	86.75	500	MA	6,284,728.00 (basis Oct/2008)	11/2012	01/2039

Marketletter

12.2.2 SPEs

12.2.2.1 Transmission line

SPE	Object (From - To)	Participation %	Total of investment R$ million	Extension of lines - KM	Tension	RAP R$ million	Beginning of Operation	End of concession
Estação Transmissora de Energia S.A. (Shares transferred to Eletronorte- Aneel dispatch 3532, 23/11/2010)	Conversor station 01 CA/CC, 500/±600 KV and Inversor station 01 CC/CA, ±600/500 kV	100.00	1,400	---	500/ ±600	144.8 (basis Oct/2008)	04/2012	02/2039
Rio Branco Transmissora de Energia S.A. (Shares transferred to Eletronorte- Aneel dispatch 2350, 01/06/2011)	Porto Velho (RO) – Abunã (RO) - Rio Branco (AC)	100.00	253.1	487	230	24.4 (basis May/2009)	08/2012	09/2039
Manaus Transmissora de Energia S.A.	Oriximiná - Silves - Lechuga (AM), SE Itacoatiara and SE Cariri	30.00	1,421.36	559	500	101.6 (basis Jun/2008)	05/2012 (prev.)	10/2038
Norte Brasil Transmissora de Energia S.A	Coletora Porto Velho (RO) – Araraquara (SP)	24.50	2,010.6	2,375	±600	173.9 (basis Oct/2008)	08/2013 (prev.)	02/2039
Linha Verde Transmissora de Energia S.A.	Porto Velho (RO) – Samuel (RO) – Ariquemes (RO) - Ji-Paraná (RO) - Pimenta Bueno (RO) – Vilhena (RO) – Jauru (MT)	49.00	412.15	987	230	42.7 (basis May/2009)	02/2013 (prev.)	11/2039
Transmissora Matogrossense de Energia S.A.	Jauru (MT) – Cuiabá (MT) and SE Jauru	49.00	258.8	348	500	27.5 (basis May/2009)	11/2011	11/2039
Transnorte Energia S.A.	Eng. Lechuga (AM) - Equador (RR) and Equador (RR) - Boa Vista (RR), doble circuit and SEs Equador (RR) Boa Vista (RR)	49.00	Prev.= 1,003.00	715	500	121.1 (basis Sep/2011)	01/25/2015	01/25/2042

Marketletter

13 Loans and financing – R$ million

Local currency – LC

Creditor	Balance 03.31.11	Balance 06.30.11	Balance 09.30.11	Balance 12.31.11	Due	Index
Eletrobras	22.0	21.5	21.1	20.6	06/30/18	RGR 16.95%
Eletrobras	80.8	79.0	77.2	75.3	03/30/18	RGR 17.03%
Eletrobras	17.5	17.2	0.0	0.0	06/30/18	RGR 16.95%
Eletrobras	1.2	1.1	0.0	0.0	04/30/18	RGR 17.03%
Eletrobras	2.0	1.9	0.0	0.0	06/30/18	RGR 16.98%
Eletrobras	0.0	0.0	0.0	0.0	03/30/11	RGR 21.75%
Eletrobras	0.6	0.5	0.4	0.4	08/30/13	RGR 11.75%
Eletrobras	1,670.8	266.6	1,677.4	1,687.8	12/30/29	IPCA 7%
Eletrobras	272.0	526.8	261.3	256.0	09/30/23	RGR 8.42%
Eletrobras	545.9	127.2	507.8	488.8	10/29/18	RGR 7%
Eletrobras	132.2	16.9	122.1	117.0	10/29/17	RGR 7%
Eletrobras	17.4	101.2	17.8	16.5	12/31/15	RGR 7%
Eletrobras	61.3	26.6	99.8	139.2	03/30/21	IPCA 7%
Eletrobras	22.3	1,671.7	26.3	26.0	03/30/21	IPCA 7%
Eletrobras	32.4	37.1	37.5	37.2	09/30/21	IPCA 7%
Eletrobras	80.4	81.5	85.1	84.9	11/30/21	IPCA 7%
Eletrobras	329.0	333.6	335.3	340.0	12/30/13	IPCA 7%
Eletrobras	0.0	0.0	197.6	200.4	06/30/23	IPCA 7%
BNDES	561.8	536.2	510.8	485.3	09/15/16	TJLP 3.5%
BNDES	38.7	40.7	39.9	38.8	11/15/24	UM 9.58%
BNDES	13.4	13.1	12.9	12.6	11/15/24	UM 9.58%
Banco do Brasil	0.0	7.8	7.7	11.1	01/30/16	Real 10%
Banco do Nordeste	0.0	0.0	27.8	69.5	06/03/31	Real 10%
Petrobras Distribuidora S/A	53.1	27.4	0.0	0.00	09/30/11	Real 6%

Foreign currency – FC

Creditor	Balance 03.31.11	Balance 06.30.11	Balance 09.30.11	Balance 12.31.11	Due	Index
Bid	318.2	288.3	349.9	334.1	04/06/25	US$ + 6.83%
Caf	39.0	37.8	39.5	40.4	08/04/15	Libor+3.58
Eximbank	163.2	154.1	193.4	186.3	04/06/24	Yen+2.48%
Credit Balbina	0.0	0.0	0.0		12/31/13	Eur+3.5%
Credit National-0118- Balbina	0.1	0.1	0.1	0.00	12/31/15	Eur+3.5%
Credit National- 0122-Samuel	0.9	0.7	0.8	0.6	12/31/16	Eur+3.5%
Credit National	0.0	0.0	0.0	0.0	12/31/12	Eur+3.5%
DMLP – National Tresury	2.3	1.9	2.3	1.9	04/15/14	US$+8%

Marketletter

14 Contracts

14.1 Loans and financing

Parent company – R$ million

Loans and financing	2012	2013	2014	2015	2016	After 2016
By activity
Generation	256.7	268.5	629.7	284.4	264.4	1,818.6
Transmission	104.7	107.2	110.7	112.3	111.5	564.07
Trading energy	8.2	9.9	9.9	9.9	0	0
By creditor
Eletrobras	261.4	274.8	637.8	294.5	289.2	2,296.0
Others	108.2	110.8	112.5	112.1	86.7	86.7

14.2 Energy purchase

Parent company

Energy Purchase Contracts		2012	2013	2014	2015	2016	After 2016 *
Edelca	MWh	644,194	669,962	696,760	724,631	753,616	4,245,100
	R$ million	65.0	67.7	71.0	74.2	77.6	443.7
Termonorte	MWh	0	0	0	0	0	0
	R$ million	0	0	0	0	0	0
Total	MWh	644,194	669,962	696,760	724,631	753,616	4,245,100
	R$ million	65.0	67.7	71.0	74.2	77.6	443.7

14.3 Energy sale

Parent company

Energy sales contracts	Unit	2012	2013	2014	2015	2016	After 2016
Regulated Environment	MWh	16,539,249	10,318,104	7,597,685	979,468	0	0
	R$ million	1,522.5	1,072.0	875.3	126.7	0.00	0.00
Bilaterals Contract	MWh	17,294,380	17,231,971	16,652,848	16,451,368	16,013,320	117,939,618
	R$ million	1,452.4	1,491.1	1,573.0	1,557.7	1,573.9	14,762.6
Total	MWh	33,833,629	27,550,075	24,250,533	17,430,836	16,013,320	117,939,618
	R$ million	2,974.9	2,563.1	2,448.3	1,684.4	1,573.9	14,762.6

Marketletter

15 Number of employees  (included others e excluded employees assigned to other Eletrobras companies)

Does not consider SPE employees

                               15.1 By tenure

Composition of employees by tenure (Years)	1Q11	2Q11	3Q11	4Q11
Up 5	1,405	1,397	1,336	1,223
6 to 10	114	111	170	279
11 to15	103	104	103	99
16 to 20	56	59	60	62
21 to 25	1,158	1,139	1,104	1,019
up 25	1,016	1,032	1,067	1,133
Total	3,852	3,842	3,840	3,815

15.2By region

State	Number of employees
Acre	166
Amazonas	30
Amapá	203
Maranhão	374
Mato Grosso	238
Pará	838
Rondônia	284
Roraima	57
São Paulo	5
Tocantins	68
Distrito Federal	1,552

15.3By departments

Department	Number of employees
Field	2,263
Administrative	1,552

16 Complementary work force

Operational
1Q11	543
2Q11	538
3Q11	535
4Q11	507

17 Turn-over

1Q11	2Q11	3Q11	4Q11
0.26	0.17	0.07	0.41

Marketletter

Balance Sheet

(R$ thousand)

Assets	12/31/2011	12/31/2010
Current Assets
Cash and banks	124,432	79,371
Marketable securities	259,973	-
Consumers	266,657	176,872
Storage Nuclear fuel	388,663	297,972
Stored goods	33,788	40,468
Prepaid expenses	2,460	2,968
Taxes and social contribution	6,734	41,436
Other	17,979	25,108
	1,100,686	664,195

Non-Current Assets
Long-term assets
Consumers	91,710	91,710
Stored Nuclear fuel	435,633	523,957
Marketable securities	163,226	102,613
Linked deposits	35,000	32,536
Other	40,709	40,924
	766,278	791,740
Investments	-	1,265
Property, plant and equipment	7,285,965	6,295,750
Intangible	32,006	34,170
	8,084,249	7,122,925
Total Assets	9,184,935	7,787,120

Marketletter

Liabilities and Stockholders’ Equity	12/31/2011	12/31/2010
Current Liabilities
Loans and financing	91,695	50,600
Suppliers	184,374	186,302
Taxes and social contributions	94,938	78,972
Shareholding remuneration	-	-
Fundação Real Grandeza (pension fund) – debt	33,868	30,264
Estimated obligation	62,686	54,433
Sector charges	13,430	11,188
Income participation	-	3,459
Other	11,074	11,005
	492,065	426,223
Non-Current Liabilities
Loans and Financing	1,640,938	548,771
Post-retirement benefit	24,261	34,494
Demobilization asset obligation	408,712	375,968
Fundação Real Grandeza – debt	22,894	53,471
Provision for legal contingencies	49,347	44,874
Advances for future capital increase	-	3,309,744
Taxes and social contributions	20,082	69,473
Other	470	1,019
	2,166,704	4,437,814
Stockholders’ Equity
Social capital	6,607,258	3,296,032
Capital reserve	-	-
Income reserve	-	-
Accrued losses	(89,733)	(396,446)
Additional dividend propose	-	-
Other comprehensive income	8,641	23,497
	6,526,166	2,923,083
Total Liabilities and Stockholders’ Equity	9,184,935	7,787,120

Marketletter

Statement of Income

(R$ thousand)

	2011	2010
Net Operating Revenue	1,814,736	1,672,349
Operational cost
Cost of electric energy service
Charges on the use of electric grid	(53,266)	(51,095)
Operation cost
Personnel, Material and Third party services	(519,804)	(499,292)
Depreciation and amortization	(242,614)	(230,879)
Raw materials – fuel consumption	(294,826)	(270,842)
Other costs	(31,135)	(25,936)
	(1,088,379)	(1,026,949)
Third party service cost	(283)	(398)
	(1,141,928)	(1,078,442)
Gross income	672,808	593,907
Operating Expense	(238,645)	(179,066)
Electric energy service result	434,163	414,841
Financing result	(26,584)	(582,943)
Income before participation	407,579	(168,102)
Income tax and social contribution	(95,295)	(1,832)
Income tax and Social contribution deferred	(5,571)	50,735
Net income for the period	306,713	(119,199)
Result attributed to the controlling shareholder	306,713	(119,199)
Basic income per share (R$)	11.74	(9.67)

Marketletter

Cash Flow

(R$ thousand)

	2011	2010
Operating Activities
Net income for the period	407,579	(168,102)
Adjustments in the conciliation of net income (loss) with cash generated
Depreciation of permanent assets	245,081	237,232
Property, plant and equipment discharges (residual value)	(37,978)	(18,189)
Intangible amortization	7,512	6,343
Raw material consumption and stored material	327,089	313,866
Currency Variations	-	(13,927)
Monetary Variations- loans and financing	6,497	174,250
Monetary Variations – suppliers and other	4,664	(10,561)
Monetary variations - dividends	-	9,377
Debt charges – loans and financing	46,954	389,839
Income fund decommissioning	(21,669)	4,263
Post-employment benefit– actuarial provision	3,396	9,202
Income participation	(8,623)	17,959
Vacation provisions	5,695	7,230
Provision (reversion) for credits of questionable liquidation	1,813	(23,281)
Adjustment to present value of the decommissioning liability	21,242	19,709
Other adjustments	(33,770)	(11,124)
	975,482	944,086
Variation - (increase) and decrease in operating assets
Clients	(89,785)	59,600
Stored materials	(322,776)	(322,919)
Taxes to recover PASEP,COFINS, Income tax, Social Cont, and others	34,702	(24,225)
Decommissioning Fund	(38,944)	(40,138)
Other operating assets	62,125	(26,196)
	(354,678)	(353,878)
Variation – increase and (decrease) – in operating liabilities
Suppliers	(13,900)	(82,277)
Taxes (except Income tax and Social Contribution)	(34,904)	(19,225)
Payment-roll obligations and vacation provision	2,755	9,026
Income participation	5,222	4,039
Advance of future capital increase	-	-
Payment of IOF and debt charges to Eletrobras	(51,329)	(106,875)
Payment to Fundação Real Grandeza	(35,315)	(32,549)
Other operating liabilities	(78,137)	50,350
	(205,608)	(177,511)
Resources from operating activities	415,196	412,697
Loans and Financing Activities
Long-term loans and financing obtained	1,147,886	308,266
Financing payments on a short-term basis	(55,792)	(48,947)
Payment of shareholders	-	(56,879)
Resources from loans and financing activities	1,092,094	202,440
Investment Activities
Acquisition of property, plant and equipment assets	(1,197,318)	(601,854)
Acquisition of intangible	(5,348)	(5,301)
Acquisition of marketable securities	(259,563)	-
Resources applied in investment activities	(1,462,229)	(607,155)
Increase in cash and cash equivalent	45,061	7,982
- Cash and cash equivalent – beginning of period	79,371	71,389
- Cash and cash equivalent – end of period	124,432	79,371
Increase in cash and cash equivalent	45,061	7,982

Marketletter

Analysis of the result

Net Income for the Period

The company presented in the 4Q11 a loss of R$7.6 million, unlike the result presented in the 3Q11, when it obtained a income of R$ 91.1 million.

This loss is mainly due to the substantial increase in operating expenses in December 2011 when the adjustment of R$ 62.8 million in actuarial provisions (post-employment benefits), as well as growth, also in December, of costs and operational expenses of personnel (complement of Income participation) and third-party services (concentration of the provision of services not billed) – see notes below.

For the year 2011, the company presented a net income of R$ 306.7 million, unlike the result of 2010, when it closed with a loss of R$ 119.2 million, mainly explained by the reduction in financial expenses of charges on financing of R$ 510.6 million. This reduction occurred because of the transformation into capital of 84.4% of the total financing debt with Eletrobras in 2010, in the amount of R$ 3,248.9 million, which occurred in two stages, first in the transformation of debt into advance for future capital increase carried out in December 2010 and consecutively an effective capital increase approved in December 2011.

Gross revenue

Gross sale of energy went from R$ 469.4 million in the 3Q11 to R$ 480.9 million in the 4Q11, corresponding to an increase of 2.4%.

Electric power service costs

The electric power service costs increased by 19.0%, from R$ 282.3 million in the 3Q11, to R$ 336.0 million in the 4Q11, influenced by two factors:

a)       Growth of personnel costs (20.1%) in December 2011 because of payment of a complement in the Income Participation of 2010. The personnel account went from R$ 87.5 million in the 3Q11 to R$ 105.2 million in the 4Q11;

b)       Increase in the cost of services (64%) because of the higher concentration in the provision of services rendered, but which have not yet been invoiced (or that will be invoiced in the following year – 2012), which went from R$ 33.0 million the 3Q11 went to R$ 54.2 million in the 4Q11.

Operating revenues (expenses)

The operating expenses group registers a step increase in the 4Q11, up from R$ 35.6 million in the 3Q11, to R$ 146.8 million in the 4Q11.

This increase, in addition to being affected by growth in personnel spending and third party services for the same reasons as explained in the above item, goimg from R$ 40.8 million in the 3Q11, to R$ 60.5 million in the 4Q11, is heavily influenced by the adjustment of the actuarial provision in December 2011 in post-employment benefit expenses, which went from a positive value of R$ 19.3 million in the 3Q11, to an expense of R$ 62.7 million in the 4Q11.

Financial results – financial income (Expense)

The financial result for the 4Q11 was positive, i.e. a net income of R$ 23.1 million, different from the result of the 3Q11 when a financial loss of R$ 2.9 million was registered. This change is due to the exchange rate changes on the debts of suppliers, in foreign currency, which in the 4Q11 R$ 16.3 million in recovery because of the devaluation of the dollar vis-à-vis the Real which occurred in the 4Q11.  In the 3Q11 the situation was effectively financial expenses in the order of R$ 3.0 million.

Marketletter

Market Data

1.       Generation Assets and Energy generated

Own assets

Unit	Installed Capacity MW	Guaranteed energy – MW Average	Energy generated – MWh
			1Q11	2Q11	3Q11	4Q11	2011
Angra I	640	509.8	1,273,432.5	1,222,921.1	1,084,434.6	1,073,698.8	4,654,487.0
Angra II	1,350	1,204.7	2,672,282.6	2,623,675.1	2,713,717.2	2,980,089.3	10,989,764.2
Total	1,990	1,714.5	3,945,715.1	3,846,596.2	3,798,151.8	4,053,788.1	15,644,251.2

Unit	Location (State)	Beginning of Operation	End of concession = Useful Economic Life	Non depreciated asset R$ million
Angra I	RJ	01/1985	12/2024	1,300.4
Angra II	RJ	09/2000	08/2039	3,634.4

2. Electric energy purchased for resale  - NA

3. Energy sold

Own assets

Buyer	Sale model	1Q11		2Q11		3Q11		4Q11		2011
		R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A
	B	491.29	3,621,432.53	492.24	3,518,264.12	469.43	3,477,546.89	480.93	3,733,649.03	1,933.89	14,350,892.57
Others	A
	B
Total	A
	B	491.29	3,621,432.53	492.24	3,518,264.12	469.43	3,477,546.89	480.93	3,733,649.03	1,933.89	14,350,892.57

A - Through auction

B - Through free market agreements or bilateral contracts

4. CCEE settlement (Spot and MRE) - NA

5. Fuel used to produce electricity

Type	Unit	1Q11		2Q11		3Q11		4Q11		2011
		Amount	R$ Million	Amount	R$ Million	Amount	R$ Million	Amount	R$ Million	Amount	R$ Million
Nuclear fuel	kg	64,769	75.9	63,440	74.9	67,469	71.9	67,967	72.1	263,645	294.8

Marketletter

6. Losses in generation - %

1Q11	2Q11	3Q11	4Q11	2011
3	3	3	3	3

7. Average price– R$/MWh

Own assets

1Q11	2Q11	3Q11	4Q11	2011
135.66	139.91	134.98	128.81	134.76

8. Extension of transmission lines - Km - NA
9. Transmission lines total RAP– R$ million – NA
10. Losses in transmission - % - NA
11. Main investments of parent company– R$ million

Project	1Q11	2Q11	3Q11	4Q11	Accomplished	2011 budget
Generation
ANGRA 1 and 2	15.5	8.0	32.3	82.9	138.7	280.1
ANGRA 3	254.3	149.7	155.7	560.1	1,119.8	1,328.6
Others	1.5	1.0	1.1	10.9	14.5	28.9
Total	271.3	158.7	189.1	653.9	1,273.0	1,637.6

12. New investments

12.1 Generation

12.1.1 Own assets

Unit -Own assets	Location (State)	Total of investment R$ million	Installed capacity - MW	Guaranteed energy	Beginning of Operation	Beginning of construction	End of concession
Implementation of the Termonuclear Angra 3 Unit	- State of Rio de Janeiro / Município de Angra dos Reis	- R$ 9,950.1 million (basis: june 2010 - Direct costs)	- 1,405 MW	- 1,214.2 MWaverages	December 1st , 2015	07/08	not applicable

12.1.2 SPEs - NA

12.2 Transmission - NA
13. Loans and financing – R$ million

Local currency - LC

Creditor	Balance 03.31.11	Balance 06.30.11	Balance 09.30.11	Balance 12.31.11	Due Final	Index
ELETROBRAS	730,881	937,903	896,815	1,131,431	2038	Ufir + 7%
BNDES			204,097	554,283	2036	TJLP + 1.72

Marketletter

Foreign currency - FC

Creditor	Balance 03.31.11	Balance 06.30.11	Balance 09.30.11	Balance 12.31.11	Due	Currency
ELETROBRAS	91,738	65,524	74,200	46,919	2012	EUR + 10.7134

14. Contracts

14.1 Loans and financing

Parent company – R$ million

Loans and financing	2012	2013	2014	2015	2016	After 2016
By activity
Generation	91,503	40,750	40,971	40,971	80,553	1,437,885
By creditor
Eletrobras	91,503	40,750	40,971	40,971	40,971	923,184
Others					39,582	514,701

14.2 Energy purchase - NA

14.3 Energy sale

Parent company

Contracts of energy sales	Unit	2012	2013	2014	2015	2016	After 2016
Regulated Environment	MWh	15,162,124	14,692,939	14,692,939	14,692,939	14,692,939	11,510,475
	R$	2,029,001,640.38	2,135,468,050.84	2,256,782,657.77	2,384,946,907.01	2,549,495,111.49	1,997,2788,952.45
Bilaterals Contract	MWh
	R$
TOTAL	MWh	15,162,124	14,692,939	14,692,939	14,692,939	14,692,939	11,510,475
	R$	2,029,001,640.38	2,135,468,050.84	2,256,782,657.77	2,384,946,907.01	2,549,495,111.49	1,997,2788,952.45

15. Number of employees (including request employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

15.1 By tenure

Composition of employees by tenure (Years)	1Q11	2Q11	3Q11	4Q11
Up 5	796	800	805	791
6 to 10	459	434	435	443
11 to15	231	247	268	280
16 to 20	26	5	5	5
21 to 25	322	315	313	303
up 25	726	776	753	754
Total	2,560	2,577	2,579	2,576

Marketletter

                15.2 By region

State	Number of employees
Rio de Janeiro	2,571
Distrito Federal	05

                15.3 By departments

Department	Number of employees
Field	2,273
Administrative	303

16. Complementary work force- NA
17. Turn-over

1Q11	2Q11	3Q11	4Q11
0.0099	0.0066	0.0068	0.0069

Marketletter

Balance Sheet

(R$ thousand)

Assets	Parent Company		Consolidated
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Current Assets
Cash and banks	257,339	135,560	624,187	358,785
Consumers	107,185	91,109	127,475	99,235
Transmission financial asset	118,851	115,735	152,543	140,357
Renegotiated energy credits	127,639	128,635	127,639	128,635
Dividends to receive	10,493	7,481	-	-
Debtors	31,505	13,159	31,969	17,864
Deactivations, sales of property and services in course	32,782	31,676	32,782	31,842
Taxes to compensate	30,983	16,409	42,509	22,866
Stored materials	30,767	30,363	30,767	30,363
Colateral, deposit and linked funds	2,019	40,489	27,311	83,211
Other credits	10,744	20,291	11,969	24,052
	760,307	630,907	1,209,151	937,210

Non-current Assets
Renegotiated energy credits	479,752	544,043	479,752	544,043
Taxes to compensate	62,463	6,580	13 1,960	63,462
Deferred fiscal asset	122,312	133,219	135,440	140,805
Linked funds	29,514	12,465	45,911	20,427
Advance to future capital increase	367, 527	42,390	-	-
Transmission financial asset	2,400,742	2,413,312	3,618,110	3,042,939
Other credits	16,819	14,233	21,253	29,733
	3,479,129	3,166,242	4,432,426	3,841,409
Investments	1,348,816	883,452	3,281	3,307
Property, plant and equipment, net	1,538,955	1,048,797	3,735,612	2,150,154
Intangible	79,795	96,841	228,760	118,483
	6,446,695	5,195,332	8,400,079	6,113,353
Total Assets	7,207,002	5,826,239	9,609,230	7,050,563

Marketletter

Liabilities and Stockholders’ Equity	Parent Company		Consolidated
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Current Liabilities
Loans and financing	149,408	88,085	265,903	130,973
Suppliers	109,546	115,592	325,022	196,676
Payment-roll	52,049	39,600	52,686	40,012
Income participation	33,470	31,096	33,470	31,096
Taxes and social contributions	46,324	50,749	61,303	58,517
Dividends	24,552	19,332	24,552	19,332
Estimated obligations	29,918	81,005	32,104	81,837
Complementary security fund	13,534	10,734	13,534	10,734
Research and development	29,477	24,014	31,887	24,553
Provision for losses on onerous contract	7,215	21,235	7,215	21,235
Other liabilities	41,899	20,047	56,779	33,894
	537,392	501,489	904,455	648,859
Non-Current Liabilities
Loans and financing	1,692,082	1,408,224	3,639,933	2,446,289
Taxes and social contributions	136,476	155,400	136,476	155,400
Deferred fiscal liability	240,313	275,616	248,412	278,432
Provision for contingencies	52,235	76,790	52,545	77,100
Complementary security fund	51,860	25,881	51,860	25,881
Advance for future capital increase	1,810,793	724,125	1,833,233	728,835
Concession to pay	21,200	18,060	58,416	35,868
Actuarial liabilities	19,714	4,146	19,714	4,146
Other liabilities	13,659	125	19,136	13,401
	4,038,332	2,688,367	6,059,725	3,765,352
Stockholders’ Equity
Social Capital	1,577,686	1,577,686	1,577,686	1,577,686
Income reserve	1,055,880	1,050,711	1,055,880	1,050,711
Adjustment of asset evaluation	(75,940)	(50,005)	(75,940)	(50,005)
Additional proposed dividends	73,652	57,991	73,652	57,991
	2,631,278	2,636,383	2,631,278	2,636,383
Non-controlling participation	-	-	13,772	(31)
Total Liabilities and Stockholders’ Equity	7,207,002	5,826,239	9,609,230	7,050,563

Marketletter

Statement of Income

(R$ thousand)

	Parent Company
		2011			2010
	Generation	Transmission	Total	Generation	Transmission	Total
Net Operating Revenue	-	844,917	844,917	-	794,523	794,523
Operational cost	-			-
Electric energy cost	-	(110,583)	(110,583)	-	(42,643)	(42,643)
Electric energy purchased for resale	-	(124,603)	(124,603)	-	(27,324)	(27,324)
Provision for losses on onerous contract	-	14,020	14,020	-	(15,319)	(15,319)
Operation cost	-	(219,650)	(219,650)	-	(210,836)	(210,836)
Personnel, Material and Third party services	-	(213,270)	(213,270)	-	(206,683)	(206,683)
Provision for credits of questionable liquidation	-	(2,247)	(2,247)	-	(547)	(547)
(-) Expense to recover	-	3,152	3,152	-	2,858	2,858
Others	-	(7,285)	(7,285)	-	(6,464)	(6,464)
Cost of service rendered to third parties	-	(10,312)	(10,312)	-	(14,121)	(14,121)
Construction cost	-	(92,201)	(92,201)	-	(108,330)	(108,330)
Gross Operating Income	-	412,171	412,171	-	418,593	418,593
Operating Expense	-	(183,525)	(183,525)	-	(185,850)	(185,850)
Income participation	-	(33,470)	(33,470)	-	(30,260)	(30,260)
Result of Service	-	195,176	195,176	-	202,483	202,483
Shareholding participation result	-	33,675	33,675	-	32,505	32,505
Financial result	-	(122,246)	(122,246)	-	14,261	14,261
Other revenues (expenses)	-	9,054	9,054	-	(159,979)	(159,979)
Operational Income	-	115,659	115,659	-	89,270	89,270
Income tax and social contribution	-	(12,287)	(12,287)	-	(21,647)	(21,647)
Net income for the period	-	103,372	103,372	-	67,623	67,623

Marketletter

	Consolidated
		2011			2010
	Generation	Transmission	Total	Generation	Transmission	Total
Net Operating Revenue	7,924	1,352,469	1,360,393	-	1,066,995	1,066,995
Operational cost
Electric energy cost	-	(110,583)	(110,583)	-	(42,643)	(42,643)
Electric energy purchased for resale	-	(124,603)	(124,603)	-	(27,324)	(27,324)
Provision for losses on onerous contract	-	14,020	14,020	-	(15,319)	(15,319)
Operation cost	(608)	(222,517)	(223,125)	-	(216,787)	(216,787)
Personnel, Material and Third party services	(21)	(214,322)	(214,343)	-	(213,577)	(213,577)
Provision for credits of questionable liquidation	-	(2,511)	(2,511)	-	(547)	(547)
(-) Expense to recover	-	3,560	3,560	-	4,802	4,802
Others	(587)	(9,244)	(9,831)	-	(7,464)	(7,464)
Cost of service rendered to third parties	-	(10,312)	(10,312)	-	(14,121)	(14,121)
Construction cost	-	(514,193)	(514,193)	-	(315,450)	(315,450)
Gross Operating Income	7,316	494,864	502,180	-	477,995	477,995
Operating Expense	(10,909)	(189,860)	(200,769)	(7,470)	(188,864)	(196,334)
Income participation	-	(33,470)	(33,470)	-	(30,221)	(30,221)
Result of Service	(3,593)	271,534	267,941	(7,470)	258,910	251,440
Shareholding participation result	-	-	-	-	-	-
Financial result	955	(145,651)	(144,696)	886	(2,084)	(1,198)
Other revenues (expenses)	-	9,062	9,062	3,774	(156,989)	(153,215)
Operational Income	(2,638)	134,945	132,307	(2,810)	99,837	97,027
Income tax and social contribution	753	(28,430)	(27,677)	2,718	(32,213)	(29,495)
Net income for the period	(1,885)	106,515	104,630	(92)	67,624	67,532

Marketletter

Cash Flow

(R$ thousand)

	Parent Company		Consolidated
	2011	2010	2011	2010
Operating Activities
Income before income tax, social contribution and participations	115,659	89,270	132,307	97,027
Expenses (revenues) not affecting cash:
Revenue from Financial Assets	(320,932)	(286,822)	(396,684)	(341,827)
Amortization from financial assets	422,587	354,764	323,520	479,660
Depreciation and amortization	2,542	2,391	2,557	2,428
Amortization of investment fees	22,336	20,524	22,336	20,524
Monetary variation	14,360	(37,928)	14,360	(38,340)
Financing charges	165,928	47,977	284,577	54,353
Equity method result	(33,675)	(32,505)	-	-
Present value adjustment	5,085	5,896	5,085	5,896
Impairment	6,381	135,138	6,381	135,138
Provision for generation assets - losses	35,206	-	35,206	-
Permanent asset - losses	328	4,315	328	4,315
Provision for contingencies	(4,718)	16,778	(4,718)	16,778
Provision for credits of questionable liquidation	2,247	547	2,511	547
Special retirement complement/ actuarial liability	14,321	3,262	14,321	3,262
Provision for losses on onerous contract	(14,020)	15,319	(14,020)	15,319
Gain on valuation of equity previously held	(74,166)	-	(74,166)	-
Actuarial liabilities	(18,510)	-	(18,510)	-
Other	(16,880)	(21,119)	(34,915)	(24,756)
Sub total	208,420	228,537	168,169	333,297
Variations of operating asset
Consumers	(18,287)	(2,898)	(30,728)	4,166
Renegotiated energy credit - receivable	178,512	117,514	178,512	117,514
Debtors	(22,953)	(14,217)	(22,936)	(16,251)
Deactivations, sales of assets and services in course	(1,106)	(9,263)	(1,106)	(9,224)
Taxes to compensate	(37,445)	46,836	(52,415)	25,457
Deferred fiscal asset	16,087	(64,068)	9,071	(69,892)
Stored materials	581	(4,056)	581	(4,056)
Collateral, deposits and linked funds	21,422	(51,309)	28,539	(65,221)
Other credits	13,403	(4,226)	6,173	12,188
Sub total	150,214	14,313	115,691	(5,319)
Variations of operating liability
Suppliers	(6,045)	46,642	144,285	116,733
Payment-roll	12,448	3,236	12,646	3,358
Income participation	2,374	7,837	2,374	7,798
Taxes and social contributions	(24,252)	3,609	(14,125)	2,937
Deferred fiscal liability	(35,302)	48,349	(33,572)	38,943
Estimated obligations	(63,374)	(7,441)	(63,196)	(12,677)
Complementary pension fund	28,399	7,242	28,399	7,242
Research and development	5,463	5,144	7,205	3,780
Other liabilities	35,384	6,979	43,986	(5,412)
Sub total	(44,905)	121,597	128,002	162,702
Operating activities cash	429,388	453,717	544,169	587,707
Financial charges paid	(117,801)	(92,995)	(134,284)	(101,151)
Financial charges receivable	49	4	49	4
Income tax and social contribution paid	(33,075)	(102,583)	(34,879)	(102,583)
Legal deposits	(6,976)	(10,225)	(6,976)	(10,225)
Net cash flow of operational activities	271,585	247,918	368,079	373,752
Investment Activities
Financing asset	(92,201)	(477,648)	(514,193)	(3 15,450)
Property	(501,425)	(515,048)	(1,596,740)	(1,192,517)
Intangible	(81,062)	(5,676)	(80,208)	(6,616)
Equity participation	(662,399)	(412,933)	26,284	40,719
Write-off of equity participation	-	215,446	-	-
Redemption of bonds	24,093	13,502	-	-
Others	27	3,075	60	3,075
Total of Investment Activities	(1,312,967)	(1,179,282)	(2,164,797)	(1,470,789)
Financing Activities
Loans and financing obtained	365,368	551,088	1,290,708	828,029
Resources for capital increase	972,279	626,625	990,009	626,625
Loans and financing –principal payment	(73,165)	(55,519)	(117,276)	(82,948)
Shareholders remuneration payment	(86,293)	(213,601)	(86,293)	(213,601)
Complementary pension fund payment	(15,028)	(10,470)	(15,028)	(10,470)
Total of Financing Activities	1,163,161	898,123	2,062,120	1,147,635
Increase (decrease) in cash and cash equivalent	121,779	(33,241)	265,402	50,598
Cash and cash equivalent – beginning of period	135,560	168,801	358,785	308,186
Cash and cash equivalent – end of period	257,339	135,560	624,187	358,784

Marketletter

Analysis of the result

Net Loss

The company reported, in the fourth quarter of 2011, a Net Loss of R$ 21.6 million, excluding the no parent company participation.

The variation between the third and fourth quarters of 2011 was 229% lower, since the third quarter showed a net profit of 2011 (R$ 49.4 million), driven largely by an increase in financial expenses.

For the period January to December 2011, net income reached the amount of R$ 103.3 million, excluding the no parent company participation.  The income was an increase of 52.87% when compared with the result in the same period of the previous year (US $ 67.6 million).

The main determinants of the net operating revenue for the quarter were:

Operating Revenue

In transmission

Gross revenue from transmission, excluding the construction revenue that has zero margin, totaling, in the fourth quarter of 2011 R$ 215.9 million, which represents a decrease of 20.5% over the third quarter 2011 (income of R$ 271.6 million).

Construction revenues (transmission) presented, in the fourth quarter of 2011, R$ 240.3 million, an increase of 26% compared to R$ 190.2 million in the third quarter of 2011.

In the generation

Gross revenue from energy sales totaled in the fourth quarter of 2011 the amount of R$ 9.8 million, showing a 72% increase when compared to the third quarter of 2011 (R$ 5.7 million).

Other income

Other revenues in the fourth quarter totaled R$ 11 million, an increase of 46% compared to the third quarter of 2011 (R$ 7.4 million), primarily due to the increase in revenue from services rendered to third parties in the amount R$ 1.4 million.

Cost of Electricity Service

The main determinants of the cost evolution for the quarter were:

In Generation

The Energy purchased in the fourth quarter 2011 shows a cost of R$ 33.5 million, an increase of 14% compared to the third quarter of 2011, which showed an amount of R$ 29.4 million.

In Transmission

a)               The Third party services costs, which totaled R$ 5.5 million in the fourth quarter of 2011 showed a decrease of 44.75% over the third quarter of 2011 (R$ 10 million), thus returning to normal levels, since in the third quarter 56 panel type radiators were overhauled, which caused the increase in third party services costs in the previous quarter.

b)               Personnel expenses decreased by 7.12%, from R$ 49.2 million in the third quarter of 2011 to R$ 45.7 million in the fourth quarter of 2011. The expense of the third quarter was impacted by the recognition of funds as well as the retroactive increase in remuneration arising from the closure of the collective agreement 2011/2012.

c)               Material costs also showed a reduction of 5.15% over the third quarter of 2011, reaching an amount of R$ 1.8 million (R$ 1.9 million in the third quarter of 2011), and last quarter, this line item increased due to a increase in request of insulator glass disk for maintaining the network and other components.

d)               Other costs decreased by 30%, from R$ 2.5 million in the third quarter of 2011 to R$ 4.2 million in the fourth quarter of 2011 due primarily to increased expenses for leasing /rent and securities.

e)               The reversal of onerous contract provisions had a variation of less than 135% over the previous quarter. This reduction was caused primarily by two factors: (a) reversal of the last installment of the provision recognized in 2010 in the amount of R$ 5.3 million, and (b) the establishment of new provisions for onerous contracts for 2012, in the amount of R$ 7.1 million.

Marketletter

Operating Revenue (Expenses)

a) Third party services costs showed an increase of 38.89%, from R$ 11.5 million in the third quarter of 2011 to R$ 15.9 million in the fourth quarter of 2011.

b) Personnel expenses increased 20% in the fourth quarter of 2011 and amounted to R$ 35.6 million (R$ 29.7 million in the third quarter of 2011) returning to the average of the 1st and 2nd quarters 2011.

c) Material costs showed an increase of 14%, from R$ 0.9 million in the third quarter of 2011 to R$ 1 million in Q4 2011.

d) Other costs decreased by 125%, resulting primarily from the reversal of the actuarial liability in the amount of R$ 18 million.

e) Provisions for contingencies and reversals increased from a negative value of R$ 10.6 million in the third quarter of 2011 to a positive value of R$ 5.8 million related to reversals of labor causes that previously appeared as probable and were reclassified to possible.

f) Special retirement additions totaled R$ 1.6 million (R$ 2.4 million in the fourth quarter of 2011), staying in the same level.

Financial Revenue (Expenses)

a)           Financial revenues increased 5.83% from R$ 41.4 million in the third quarter of 2011 to R$ 43.9 million in the fourth quarter of 2011, this variation is in a normal oscillation between the quarters.

b)           Financial expenses showed an increase of 160%, from R$ 62 million in the third quarter of 2011 to R$ 162 million in the third quarter of 2011. This item was the largest contributor to the net loss in the fourth quarter, consisting primarily of monetary updating (the Selic rate) of the AFAC installments received by the Company, coming from two contracts with Eletrobras, which require such updating. The value of this upgrade was R$ 114.4 million.

Marketletter

Market Data

1. Generation Assets and Energy generated

1.1 Own assets - NA

1.2 SPEs

Unit	Participation %	Location (State)	Beginning of Operation	End of concession
Parque Eólico Cerro Chato I	90.00	RS	11/11	08/45
Parque Eólico Cerro Chato II	90.00	RS	09/11	08/45
Parque Eólica Cerro Chato III	90.00	RS	05/11	08/45

2. Electric energy purchased for resale

Own assets

System	Unit	1Q11	2Q11	3Q11	4Q11	2011
Eletrobras	MWh	-	-	-	-	-
	R$ million	-	-	-	-	-
Others	MWh	300,540.88	292,880.84	294,409.07	312,289.21	1,200,120.00
	R$ million	31.13	35.48	32.43	36.67	135.71
TOTAL	MWh	300,540.88	292,880.84	294,409.07	312,289.21	1,200,120.00
	R$ million	31.13	35.48	32.43	36.67	135.71

3. Energy sold

Own assets

Buyer	Sale model	1Q11		2Q11		3Q11		4Q11		2011
		R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A
	B
Others	A	20.99	213,142.94	5.77	98,408.41	2.31	89,226.34	4.65	127,690.68	33.72	528,468.37
	B
Total	A	20.99	213,142.94	5.77	98,408.41	2.31	89,226.34	4.65	127,690.68	33.72	528,468.37
	B

A - Through auction

B  - Through free market agreements or bilateral contracts

Marketletter

4. CCEE settlement (Spot and MRE)

	Unit	1Q11	2Q11	3Q11	4Q11	2011
Sale	R$ million	-	-	-	-	-
	MWh	-	-	-	-	-
	MWaverage	-	-	-	-	-
Purchase	R$ million	31.13	35.48	32.43	36.67	135.71
	MWh	300,540.88	292,880.84	294,409.07	312,289.21	1,200,120.00
	MWaverage	-	-	-	-	-
Net	R$ million	31.13	35.48	32.43	36.67	135.71
	MWh	300,540.88	292,880.84	294,409.07	312,289.21	1,200,120.00
	MWaverage	-	-	-	-	-

5. Fuel used to produce electricity- NA

6. Losses in generation - % - NA

7. Average price– R$/MWh - NA

Marketletter

8. Extension of transmission lines - Km

8.1 Own assets

From - To	Extension (km)	Tension	Beginning of Operation	End of concession	Non depreciated asset R$ million	RAP R$ million
Areia-Bateias	220.3	525	06/00	07/15
Areia-Fields Novos	176.3	525	09/82	07/15
Areia-Curitiba	235.2	525	06/00	07/15
Areia-Ivaiporã	173.2	525	05/82	07/15
Areia - -Segredo	57.8	525	08/92	07/15
Blumenau - -Curitiba	136.3	525	12/83	07/15
Fields Novos - -Machadinho	44.8	525	01/02	07/15
Fields Novos - -Caxias	203.3	525	12/01	07/15
Caxias - -Gravataí	78.8	525	12/01	07/15
Caxias - -Itá	256.0	525	02/02	07/15
Curitiba --Bateias	33.5	525	06/00	07/15
Itá – Nova Santa Rita	314.8	525	04/06	07/15
Gravataí – Nova Santa Rita	29.0	525	04/06	07/15
Itá - -Machadinho	64.6	525	01/02	07/15
Itá - -Salto Santiago	186.8	525	09/87	07/15
Ivaiporã - -Londrina	121.9	525	04/88	07/15
Ivaiporã - -Salto Santiago	167.0	525	05/82	07/15
Ivaiporã ELETROSUL - Ivaiporã FURNAS	0.8	525	09/82	07/15
Ivaiporã ELETROSUL - Ivaiporã FURNAS	0.8	525	02/92	07/15
Ivaiporã ELETROSUL - Ivaiporã FURNAS	0.7	525	06/04	07/15
Salto Santiago --Salto Santiago	60.9	525	08/92	07/15
Salto Santiago --Segredo	2.1	525	08/92	07/15
Areia - -Gov. Bento Munhoz	10.7	525	09/80	07/15
Areia - -Gov. Bento Munhoz	10.9	525	08/81	07/15
Blumenau - Biguaçu	91.0	525	09/06	3/35	91.92	20.04
Biguaçu – Fields Novos	268.00	525	09/06	3/35	270.07	59.05
Sub-Total 525 kV	2,945.5
Anastácio - Dourados	210.9	230	08/94	07/15
Areia - Ponta Grossa Norte	181.6	230	10/76	07/15
Areia - Salto Osório	160.5	230	01/77	07/15
Areia - Salto Osório	160.3	230	12/76	07/15
Areia - São Mateus do Sul	129.0	230	07/90	07/15
Assis - Londrina COPEL	114.3	230	03/79	07/15
Biguaçu – Desterro	56.6	230	12/08	07/15
Biguaçu –Palhoça	20.4	230	10/08	07/15
Blumenau –Jorge Lacerda B	116.4	230	10/80	07/15
Biguaçu – Blumenau 2	129.5	230	06/79	07/15
Blumenau - Itajaí	37.6	230	01/02	07/15
Blumenau - Itajaí	37.6	230	03/02	07/15
Blumenau - Joinville	67.0	230	09/79	07/15
Blumenau - Joinville	72.9	230	04/79	07/15
Blumenau - Palhoça	133.9	230	01/84	07/15
Campo Mourão - Apucarana	114.5	230	02/76	07/15
Campo Mourão -Maringá	79.9	230	02/76	07/15
Campo Mourão -Salto Osório	181.2	230	02/76	07/15
Campo Mourão -Salto Osório	181.3	230	05/76	07/15
Canoinhas -São Mateus do Sul	47.7	230	02/88	07/15
Cascavel -Cascavel D'Oeste	9.9	230	04/01	07/15
Cascavel D'Oeste -Guaíra	126.2	230	04/01	07/15
Caxias - Caxias 5	22.0	230	06/09	07/15
Curitiba -Joinville Norte	96.4	230	11/76	07/15
Joinville – Joinville Norte	5.3	230	11/76	07/15
Curitiba -Joinville	99.7	230	06/77	07/15
Curitiba -São Mateus do Sul	116.7	230	07/90	07/15
Dourados -Guaíra	226.5	230	11/91	07/15
Farroupilha -Caxias 5	17.9	230	10/05	07/15
Monte Claro – Passo Fundo	211.5	230	09/04	07/15
Farroupilha -Monte Claro	31.0	230	09/04	07/15
Farroupilha -Monte Claro2	31.0	230	09/04	07/15
Monte Claro – Nova Prata	30.9	230	09/04	07/15
Jorge Lacerda A -Jorge Lacerda	0.8	230	12/79	07/15
Jorge Lacerda - Palhoça -	121.3	230	08/05	07/15
Jorge Lacerda - Siderópolis	49.4	230	06/79	07/15
Jorge Lacerda - Siderópolis	47.3	230	08/79	07/15
Londrina(ESUL) - Assis	156.6	230	05/05	07/15
Londrina(ESUL) - Maringá	95.1	230	05/05	07/15
Londrina - Apucarana	40.4	230	04/88	07/15
Londrina ELETROSUL - Londrina COPEL	31.6	230	04/88	07/15
Atlândida 2 - Osório 2	36.0	230	05/07	07/15
Passo Fundo - Nova Prata 2	199.1	230	11/92	07/15
Presidente Médice/Santa Cruz	237.4	230	01/10	3/38	72.07	5.34
Passo Fundo - Xanxerê	79.3	230	05/75	07/15
Passo Fundo - Xanxerê	79.2	230	11/79	07/15
Passo Fundo - Passo Fundo 1	0.45	230	03/73	07/15
Passo Fundo - Passo Fundo 2	0.45	230	05/73	07/15
Salto Osório - Pato Branco	85.9	230	12/79	07/15
Salto Osório - Xanxerê	162.0	230	10/75	07/15
Salto Osório - Salto Osório	2.3	230	11/75	07/15
Siderópolis - Lajeado Grande	121.9	230	09/03	07/15
Lajeado Grande - Caxias 5	65.6	230	10/05	07/15
Xanxerê - Pato Branco	79.6	230	12/79	07/15
Joinville - Vega do Sul	44.9	230	11/02	07/15
Joinville - Vega do Sul	44.9	230	11/02	07/15
Gravataí 2- - Gravataí 3	3.5	230	11/07	07/15
Complexo Industrial Automotivo Gravataí -- Gravataí 3	3.5	230	12/07	07/15
Jorge Lacerda A - Jorge Lacerda B 2	1.0	230	10/07	07/15
Jorge Lacerda B - Jorge Lacerda C 1	0.5	230	02/97	07/15
Jorge Lacerda B - Jorge Lacerda C 2	0.5	230	02/97	07/15
Atlântida 2/Gravataí 3	102.0	230	04/08	07/15
Sub-Total 230 kV	5,150.6
Blumenau - -Ilhota	40.2	138	10/88	07/15
Campo Grande - Mimoso	108.3	138	10/83	07/15
Biguaçu – Camboriú – Morro do Boi	50.3	138	02/02	07/15
Biguaçu – Florianópolis	19.5	138	02/02	07/15
Campo Grande - Mimoso	108.3	138	09/83	07/15
Campo Grande - Mimoso	108.3	138	09/83	07/15
Dourados das Nações - Ivinhema	94.7	138	12/83	07/15
Eldorado - Guaíra	16.9	138	10/82	07/15
Florianópolis - Itajaí Fazenda	71.1	138	10/90	07/15
Florianópolis - Palhoça 1	9.6	138	11/83	07/15
Florianópolis - Palhoça 2	9.6	138	11/83	07/15
Gaspar - -Blumenau	20.7	138	09/89	07/15
Ilhota - Picarras	14.8	138	04/94	07/15
Ilhota - Itajaí 1	7.9	138	03/02	07/15
Ilhota - Itajaí 2	7.9	138	01/02	07/15
Ilhota - Joinville	75.8	138	01/67	07/15
Itajaí - Camboriú Morro do Boi	13.3	138	02/02	07/15
Itajaí - Itajaí Fazenda	5.4	138	03/02	07/15
Ivinhema - Porto Primavera	91.0	138	03/82	07/15
Jorge Lacerda A - Imbituba	45.7	138	10/80	07/15
Jorge Lacerda A - Palhoça	108.6	138	10/83	07/15
Joinville - Joinville Santa Catarina	11.0	138	10/99	07/15
Joinville Santa Catarina - Picarras	50.0	138	10/99	07/15
Jupiá - Mimoso	218.7	138	02/92	07/15
Jupiá - Mimoso	218.7	138	01/82	07/15
Jupiá - Mimoso	218.7	138	01/82	07/15
Palhoça - Imbituba	74.0	138	10/83	07/15
Anastácio - Aquidauana	11.1	138	11/06	07/15
Anastácio -Aquidauana	11.1	138	11/06	07/15
Dourados/Dourados 2	0.1	138	06/07	07/15
Sub-Total 138 kV	1,841.3
Conversora de Uruguaiana -Passo de Los Libres	12.5	132	09/94	07/15
Salto Osório - -Salto Santiago	56.2	69	10/78	07/15
Sub-Total (132 and 69 kV)	68.7
General total	10,006.1				2,435.51	920.9

Marketletter

8.2 SPEs

SPE	Object (From - To)	Extension (km)	Tension	Beginning of Operation	End of concession	RAP R$ million
Ártemis	TL (S. Santiago (PR)-Ivaporã-Cascavel (PR)	476 km	525 kV	10/05	02/34	68.81
Etau	TL (Campos Novos (SC) – Barra Grande (SC) – Lagoa Vermelha (RS) – Santa Marta (RS))	187km	230 kV	07/05	12/32	24.19
Uirapuru	TL (Ivaiporã (PR) – Londrina (PR))	122 km	525 kV	07/06	03/35	21.35
RS Energia	TL (Campos Novos (SC) – Nova Santa Rita (RS)) TL (SE Monte Claro (RS)) – (SE Garibaldi (RS))	260 Km	525 Kv	05/09	04/36	31.72

9. Transmission lines total RAP– R$ million

Own assets

1Q11	2Q11	3Q11	4Q11	2011
216,6	215,8	250,7	237,8	920,9

10. Losses in transmission - %

1Q11	2Q11	3Q11	4Q11	2011
1.94	1.90	1.67	1.83	1.83

Marketletter

11. Main investments of parent company– R$ million

Project	1Q11	2Q11	3Q11	4Q11	Accomplished	2011 budget
Generation
Installation of Hydro Complex São Bernardo	10.19	19.15	24.40	27.82	81.56	106.40
Installation of Hydro Complex São João	37.02	34.29	38.87	25.58	135.76	151.42
Installation of Hydro Unit Maua	23.84	54.81	26.40	35.07	140.12	140.72
Installation of Hydro Complex São Domingo	24.05	22.50	33.83	77.46	157.84	173.98
Installation of Hydro Complex Alto do Serra	0.13	-	-	-	0.13	0.63
Installation of Solar Megawatt Project	-	0.16	0.42	0.07	0.65	3.49
Studies to increase the electric energy generation	0.02	-	-	-	0.02	0.03
Environmental Preservation and Conservation Projects	0.23	0.24	0.96	2.32	3.75	5.69
Transmission
Expansion of South transmission system	7.26	9.19	20.79	30.34	67.58	69.86
Maintenance of electric energy transmission system	3.18	4.42	7.16	4.91	19.66	20.87
Others	1.12	0.53	1.40	8.83	11.88	18.64
Total	107.04	145.29	154.22	212.40	618.95	691.73

12. New investments

12.1 Generation

12.1.1 Own assets

Unit -Own assets	Location (State)	Total of investment R$ million	Installed capacity - MW	Guaranteed energy	Beginning of operation	Beginning of construction	End of concession
HEU P. São João	RS	587.5	77.0	39.0	01/2012	11/2007	08/2041
HEU São Domingos	MS	384.7	48.0	36.9	02/2012	08/2009	12/2037
SHU Barra do Rio Chapéu	SC	127.9	15.0	8.61	03/2012	10/2008	12/2035
SHU João Borges	SC	140.2	19.0	10.12	03/2012	06/2010	12/2035

Marketletter

12.1.2 SPEs

SPE	Unit	Participation %	Location (State)	Total of investment R$ million	Installed capacity - MW	Guaranteed energy	Beginning of operation	Beginning of construction	End of concession
ESBR Participações S/A	HEU JIRAU	20.0	RO	15,371.0	3,750 MW	2,184.6 MW	01/2013	02/2009	08/2043
Companhia Hidrelétrica Teles Pires	HEU Teles Pires	24.5	MT	3,735.9	1,820 MW	915.4 MW	01/2015	08/2011	12/2045
Consórcio Energético Cruzeiro do Sul	HEU Mauá	49.0	PR	1,445.9	361 MW	197.7MW	04/2012	07/2008	07/2042
Eólica – Chuí Holding S/A (in constitution)	Parques eólicos de Chuí I to V (98MW), Minuano I and II (46MW).	49.0	RS	526.0	144 MW	53.0 MWa	03/2014	08/2012	04/2047
Eólica –Livramento Holding S/A (in constitution)	Parques eólicos de Cerro Chato IV, V, VI, Ibirapuitã and Trindade	49.0	RS	272.1	78 MW	29 MWa	03/2013	01/2012	04/2047
Eólica – Santa Vitória do Palmar S/A (in constitution)	Parques eólicos Verace I to X,.	49.0	RS	892.3	258 MW	109.2 MWa	03/2014	08/2012	04/2047

12.2 Transmission

12.2.1 Own assets

12.2.1.1 Transmission lines

Own lines From - To	Total of investment R$ million	Extension of lines - KM	Tension	RAP R$ million	Beginning of operation	End of concession
TL Camburiú – Florianópolis Seccionamento and SE TIJUCAS (CELESC)	3.59	0.25	138 kV	0.64	Anticipated 09/2012	07/2015
Secc. TL JLA – PAL, in SE GAROPABA	7.46	5.4	138 kV	0.92	Anticipated 11/2012	07/2015
Secc. TL JLA – PAL, in SE PALHOÇA - PINHEIRA	3.56	3.7	138 kV	0.24	Anticipated 09/2012	07/2015
Seccionamento da TL Joinville - Ilhota	1.86	1.25	138 kV	0.00	Anticipated 02/2012	07/2015
LT Passo Fundo - Monte Claro 230Kv	8.56	11.0	230 KV	0.68	Anticipated 10/2013	07/2015

Marketletter

12.2.1.2 Substations

SE	Total of investment R$ million	Transformation capacity	Location	RAP R$ million	Beginning of operation	End of concession
SE Siderópolis - Extension J – 230/69 kV	9.74	364.00	SC	1.32	Anticipated 02/2012	07/15
SE Joinville - Extension K – 230 kV	2.05	691.00	SC	0.22	Anticipated 07/2012	07/15
SE Biguaçu – Extension “D”525/230kV- 672MVA	24.54	672.00	SC	3.30	Anticipated 02/2012	03/35
SE Biguaçu – Extension “F” 230/138 kV- 150MVA	10.10	150.00	SC	1.36	Anticipated 11/2012	07/15
SE Tapera 2 – Extension “A” - 230/69 kV- 83MVA	14.36	83.00	SC	1.41	Anticipated 11/2012	07/15
SE Joinville - GM	4.27	0.00	SC	0.66	Anticipated 02/2012	07/15
SE Garopaba –Imunitação de dois módulos de EL	6.16	0.00	SC	0.73	Anticipated 11/2012	07/15
SE Pinheira – Imunitação de dois módulos de EL	6.50	0.00	SC	0.73	Anticipated 09/2012	07/15
SE Joinville Norte - Extension “C”– 230/138/ kV	10.25	300.00	SC	1.39	Anticipated 10/2013	07/15
SE Nova Prata 2 – Implatation de 2 módulo de EL	7.47	0.00	SC	1.07	Anticipated 10/2013	07/15

12.2.2. SPEs

12.2.2.1 Transmission lines

SPE	Object (From - To)	Participation %	Total of investment R$ million	Extension Of lines - KM	Tension	RAP R$ million	Beginning of operation	End of concession
RS Energia	TL (SE Monte Claro (RS)) – (SE Garibaldi (RS))	100	21.64	33 Km	230 Kv	2.47	09/12	10/36
Norte Brasil	TL Coletora Porto Velho (RO) – Araraquara 2 (SP), - CC	24.5	2,010.6	2,375 km	+ 600 kV		08/13	02/39
Porto Velho	TL Coletora Porto Velho – Porto Velho (RO) Substation Coletora Porto Velho. Two Conversors station CA/CC/CA Back to Back - 400 MW.	100	555.00	17.3 km	500/230 kV	58.34	03/12	02/39
Costa Oeste (in constitution)	TL Cascavel Oeste – Umuarama, CS	49	52.29	143 Km	230 kV	6.22	01/13	01/42

Marketletter

12.2.2.2 Substations

SE	Total of investment R$ million	Transformation capacity	Location	RAP R$ million	Beginning of operation	End of concession
SE Caxias 6 em 230/69 kV – 330 MVA	93.80	330 MVA	RS	3.51	May-12	Oct-40
Subestação Umuarama 230/138 kV – 2X150 MVA, Lote E arrematado, em 02/09/2011, no Leilão ANEEL 004/2011	22.41	300 MVA	PR	2.66	Jan-13	Jan-42
SE Ijuí 2 em 230/69 kV – 166 MVA	23.22	300 MVA	RS	1.49	Aug-12	Oct-40
SE Nova Petrópolis 2 em 230/69 kV – 83 MVA	15.08	166 MVA	RS	2.52	Jul-12	Oct-40
SE Lajeado Grande em 230/138 kV – 75 MV	13.73	83 MVA	RS	1.64	Jul-12	Oct-40
SE Foz do Chapecó em 230/138kV – 100 MVA	16.98	100 MVA	RS	1.86	Oct-12	Oct-40
SE Curitiba Leste520/230KW 224MVA	40.00	224MVA	PR	5.10	Jan-14	Jan-42
SE Camaquã 3 230/69 2x83MVA	28.00	166MVA	RS	5.00	Jan-14	Jan-42

13. Loans and financing – R$ million

Local currency - LC

Creditor	Balance 03.31.11	Balance 06.30.11	Balance 09.30.11	Balance 12.31.11	Due	Index
BRDE	33.9	32.7	32.4	31.5	05/15/2019	TJLP + 4.5% per year
BNDES	464.6	486.2	584.7	590.6	01/15/2028	Currency basket + 4% per year
Banco do Brasil	214.5	234.9	232.2	236.3	01/15/2028	TJLP + 2.65% per year
Eletrobras	758.7	764.3	942.0	950.7	03/30/2030	RGR + interest

Foreign currency - FC

Creditor	Balance 03.31.11	Balance 06.30.11	Balance 09.30.11	Balance 12.31.11	Due	Currency
Eletrobras	30.9	30.1	33.3	32.4	12/30/2038	EUROS

14. Contracts

14.1 Loans and financing

Parent company – R$ million

Loans and financing	2012	2013	2014	2015	2016	After 2016
By activity
Generation	57.6	57.5	55.9	55.9	52.5	430.9
Transmission	91.8	91.6	88.9	88.9	83.5	686.4
Trading Energy
By creditor
Eletrobras	71.1	80.0	80.0	80.0	71.2	600.7
Others	78.3	69.1	64.8	64.8	64.8	516.6

Marketletter

14.2 Energy purchase - NA

14.3 Energy sale – N/A

15. Number of employees (including request employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

15.1 – By tenure

Composition of employees by tenure (Years)	1Q11	2Q11	3Q11	4Q11
Up 5	534	567	443	441
6 to 10	250	281	334	384
11 to 15	83	83	144	93
16 to 20	-	-	-	-
21 to 25	425	412	388	372
up 25	312	229	251	264
Total	1,604	1,572	1,560	1,554

                15.2 – By region

State	Number of employees
Santa Catarina	1,112
Rio Grande do Sul	184
Paraná	173
Mato Grosso do Sul	62
Rondônia	23

                15.3 – By departments

Department	Number of employees
Field	879
Administrative	675

16. Complementary work force- NA

17. Turn-over

1Q11	2Q11	3Q11	4Q11
0.97	5.30	0.38	0.19

Marketletter

Balance Sheet

(R$ thousand)

Assets	12/31/2011	12/31/2010
Current Assets
Cash and banks	4,640	15,093
Marketable securities	66,120	33,651
Clients	79,394	141,135
Taxes to recover	39,201	19,547
Acquisition of fuel to be recovered - Energetic development account - CDE	44,038	5,745
Stored materials	76,688	56,623
Expenses paid in advance	7	1,883
Other credits	2,728	1,690
	312,816	275,367

Non-Current Assets
Taxes to recover	4,944	3,002
Deposits linked to legal suits	7,545	5,709
	12,489	8,711
Property, plant and equipment
In service-net	1,460,085	225,052
In course	252,641	1,291,008
	1,712,726	1,516,060
Intangibles
In service – net	348	1,450
In course - net	297	259
	645	1,709
	1,725,860	1,526,480
Total Assets	2,038,676	1,801,847

Marketletter

Liabilities and Stockholders’ Equity	12/31/2011	12/31/2010
Current Liabilities
Suppliers	124,568	138,265
Payment-roll	6,039	5,181
Taxes and social contributions	23,250	17,702
Proposed dividends	39,205	8,244
Loans and financing	165,123	87,718
Debt charges	1,185	1,421
Estimated obligations	17,019	13,013
Early retirement	327	531
Provision for contingencies	14,836	11,844
Research and development	9,079	6,146
Others	567	762
	401,198	290,827

Non-Current Liabilities
Loans and financing	836,725	832,489
Sector charges	13,414	-
Early retirement	118	447
Resources for capital increase	452,704	324,000
	1,302,961	1,156,936

Stockholders’ Equity
Social Capital	337,877	337,877
Asset valuation adjustment	(19,044)	(10,261)
Legal reserves	2,596	1,736
Additional dividends propose	13,088	24,732
	334,517	354,084
Total Liabilities and Stockholders’ Equity	2,038,676	1,801,847

Marketletter

Statement of Income

(R$ thousand)

	2011	2010
Net Operating Revenue	550,352	527,298
Cost of service of electric energy
Electric energy purchased for resale	(49,902)	(304,455)
Charges on the use of electric grid	(19,824)	(23,542)
	(69,726)	(327,997)
Operating cost
Personnel	(75,383)	(57,581)
Pension plan	(3,684)	(3,236)
Material	(42,115)	(9,065)
Raw material for production of electric energy	(1 26,511)	(1 00,318)
(-) Expense recuperation – fuel subvention	112,273	83,017
Third party services	(41,894)	(23,791)
Depreciation and amortization	(87,646)	(36,379)
Other expenses	(5,147)	3,091
	(270,107)	(144,262)
Gross operating result	210,519	55,039
Administrative expenses
Personnel	(31,978)	(21,301)
Pension plan	(799)	(595)
Depreciation and amortization	(1,543)	(1,884)
Other general and administrative expenses	(14,383)	(6,906)
General and administrative expenses	(48,703)	(30,686)
Service result	161,816	24,353
Other operating revenues net	2,057	19,747
Other operating revenues (expenses)	2,057	19,747
Financing revenues (expenses)
Financing revenues
Income from financial investments	7,126	3,041
Net monetary variation	188,058	6,601
Other	1,517	1,524
	196,701	11,166
Financing expenses
Debt charges	(93,243)	(9,923)
Monetary and currency variation	(239,387)	-
Other financial expenses	(2,181)	(85)
	(334,811)	(10,008)
Financing result	(138,110)	1,158
Income before income tax and social contribution	25,763	45,258
Social contribution	(2,302)	(1,097)
Income tax	(6,253)	(2,950)
Net income for the period	17,208	41,211
Income per 1,000 shares (R$)	13.52	32.37

Marketletter

Cash Flow

(R$ thousand)

	2011	2010
Operating Activities
Net income (loss) for the period	17,208	41,211
Adjustments for:
Depreciation	88,087	36,870
Intangible amortization	1,102	1,393
Property Sales and adjustment - losses	1,181	(18,875)
Intangible sales – losses	2	-
Open market application revenue	(7,126)	(3,041)
Provision for credits of questionable liquidation	-	(183)
Monetary variation	78,035	-
(Expenses) Interest revenue financial charge and AFCI	64,143	(42,825)
Impairment	-	(17,809)
Actuarial evaluation adjustment	(7,956)	(6,827)
	217,468	(51,297)
Variations:
(Increase) / decrease in receivables	61,741	(116,874)
(Increase) / decrease in stored equipment	(20,065)	(10,083)
(Increase) / decrease in refundable taxes	(21,597)	(12,220)
(Increase) / decrease in law suit deposits	(1,836)	(343)
(Increase) / decrease in other assets	(37,455)	(3,359)
(Increase) / decrease in suppliers	(13,697)	50,532
(Increase) / decrease in wages and social contributions	858	926
(Increase) / decrease in payable taxes	5,549	7,163
(Increase) / decrease in other liabilities	22,063	5,113
(Increase) / decrease in provisions for contingencies	2,992	(1,384)
(Increase) / decrease in provisions for early retirement	(533)	(559)
	(1,980)	(81,088)
Operating activities – net cash	232,696	(91,174)
Investment Activities
Acquisition of property, plant and equipment asset	(285,934)	(402,909)
Acquisition of intangible asset	(40)	(121)
Marketable securities	(25,343)	(20,595)
Investment Activities – net cash	(311,317)	(423,625)
Financing activities
Resources for capital increase	77,364	324,000
Incoming loans	77,436	242,223
Loans and financing - amortization	(86,632)	(60,891)
Financing activities- net cash	68,168	505,332
Net increase (decrease) in cash and cash equivalents	(10,453)	(9,467)
Initial cash balance	4,640	15,093
Final cash balance	15,093	24,560
Net increase (decrease) in cash and cash equivalents	(10,453)	(9,467)

Marketletter

Analysis of the result

Net Income

CGTEE ended the 4Q11with a loss of R$ 18.2 million, 58.8% lower than the value registered in the 3Q11 when there was a loss of R$ 44.2 million.

For the year 2011, CGTEE recorded a profit of R$ 17.2 million, 58.2% lower than the result of 2010 when there was a profit of R$ 41.2 million.

Operating Revenues

Net operating revenues increased 1.9% from R$ 141 million in the 3Q11, to R$ 143 million in the 4Q11, due to seasonality and auctions contracts readjustments by the IPCA index.

Operating Result

Operating result decreased 4.5% from R$ 58 million in the 3Q11 to R$ 55 million in the 4Q11, driven by increased revenues, already mentioned, and the reduction in material line item (-17.9%), Third Party Services (-18.1%) and charges for the use of Electric Grid (-13.0%). There was also an increase in personnel expenses (+29.2%), Electricity Purchased for Resale (+117.7%), depreciation (+2.8%) and fuel (+16.6%).

Financial Results

The financial results improved 38.1% from an expense of R$ 97.3 million in the 3Q11 to an expense of R$ 60.2 million in the 4Q11, due to the reduction in expenditure on foreign exchange variation on loans, which represented a gain of approximately R$ 80 million, partially offset by an increase of R$ 50 million in charges on the financing of Candiota TEU (Phase C).

Marketletter

Market Data

1. Generation Assets and Energy generated

Own assets

Unit	Installed Capacity MW	Guaranteed energy – MW Average	Energy generated – MWh
			1Q11	2Q11	3Q11	4Q11	2011
P. Médici (Candiota)	446	251.500	181,142.590	78,927.550	96,833.50	121,827.01	478,730.65
CANDIOTA III – FASE C	350	292.000	351,631.740	390,585.060	225,922.65	411,490.46	1,379,629.91
S. Jerônimo (Candiota)	20	12.600	12,118.240	9,026.330	11,117.480	12,011.85	44,273.90
Nutepa (Candiota)	24	6.100	0.000	0.000	0.00	0.00	0.00
Total			544,892.57	478,538.94	333,873.63	545,329.32	1,902,634.46

Unit	Location (State)	Beginning of operation	End of concession	Non depreciated asset R$ million
P. Médici (Candiota)	RS	01/74	07/15	184.3
CANDIOTA III – FASE C	RS	01/11	Authorization	1,350.3
S. Jerônimo (Candiota)	RS	04/53	07/15	5.9
Nutepa (Candiota)	RS	02/68	07/15	4.1

2. Electric energy purchased for resale

Own assets

System	Unit	1Q11	2Q11	3Q11	4Q11	2011
Eletrobras	MWh	126,295.000	141,960.000	143,520.000	143,455.000	555,230.000
	R$ million	7	5	4	9	25
Others	MWh	184,902.473	251,433.283	232,050.299	246,880.058	915,266.113
	R$ million	6	5	4	10	25
Total	MWh	311,197.473	393,393.283	375,570.299	390,335.058	1,470,496.113
	R$ million	13	10	8	19	50

3. Energy sold

Own assets

Buyer	Sale model	1Q11		2Q11		3Q11		4Q11		2011
		R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A	2	16,869.765	3	16,579.107	3	24,369.129	3	17,565.232	11	75,383.235
	B
Others	A	141	1,029,687.751	142	998,600.330	144	977,524.180	148	1,013,361.857	575	4,019,174.12
	B	9	73,473.723	11	89,284.548	11	84,804.675	12	96,499.414	43	344,062.36
Total	A	143	1,046,557.516	145	1,015,179.437	147	1,001,893.309	151	1,030,927.089	586	4,094,557.36
	B	9	73,473.723	11	89,284.548	11	84,804.675	12	96,499.414	43	344,062.36

A - Through auction

B - Through free market agreements or bilateral contracts

Marketletter

4. CCEE settlement (Spot and MRE)

	Unit	1Q11	2Q11	3Q11	4Q11	2011
Sale	R$ million	152.95	155.06	158.02	164.34	630.37
	MWh	1,111,565.23	1,096,049.35	1,098,618.89	1,132,390.51	4,438,623.98
	MWaverage	514.38	501.85	497.56	513.09	506.65
Purchase	R$ million	5.46	5.18	3.70	10.98	25.32
	MWh	208,482.78	252,233.34	232,792.51	252,657.44	946,166.07
	MWaverage	96.48	115.49	105.43	114.48	107.79
Net	R$ million	147.49	149.88	154.32	153.36	605.05
	MWh	903,082.45	843,816.01	865,826.37	879,733.07	3,492,457.90
	MWaverage	417.90	386.36	392.13	398.61	398.87

5. Fuel used to produce electricity

Type	Unit	1Q11		2Q11		3Q11		4Q11		2011
		Qtd	R$ million	Qtd	R$ million	Qtd	R$ million	Qtd	R$ million	Qtd	R$ million
Fuel oil	Kg	7,056,513.764	8,252	1,054.500	2,361	10,694,631.280	12,264	7,073,410.000	7,652	25,879.055	30,529
Diesel Oil	L	45,000	74	86,800	142	6,800.000	11	17,200.000	31	155,800	258
Coal	T	554,154.287	23,803	496,903.298	24,066	363,558.569	19,027	542,949.814	28,823	1,957.566	95,719

6. Losses in generation - %

1Q11	2Q11	3Q11	4Q11	2011
0.99	0.47	0.75	0.75	0.75

SPE not considered.

7. Average price– R$/MWh

Own assets

1Q11	2Q11	3Q11	4Q11	2011
136.01	140.89	144.35	145.79	141.99

8. Extension of transmission lines - Km  - NA

9. Transmission lines total RAP– R$ million – NA

10. Losses in transmission - %  - NA

Marketletter

11. Main investments of parent company– R$ million

Project	1Q11	2Q11	3Q11	4Q11	Accomplished	2011 budget
Generation
Generation system maintenance - MSGEE	0	8	0	1	9	16
Phase C - Implementation	326	0	1	0	327	180
Environmental suitability	0	2	7	3	12	38
Phase A/B UPME – Adaptation overhaul	13	21	17	21	72	109
Others	0	0	1	0	1	2
Total	339	31	26	25	421	345

12. New investments - NA

13. Loans and financing – R$ million

Local currency - LC

Creditor	Balance 03.31.11	Balance 06.30.11	Balance 09.30.11	Balance 12.31.11	Due	Index
Eletrobras	103,880	101,176	102,015	99,001	12/20/22	IPCA + 8% per year
Eletrobras	99,175	103,776	111,583	138,644	12/30/16	5% per year
Eletrobras	2,551	1,594	638	0	11/30/11	SELIC + 0.5% per year
Eletrobras	2,438	2,438	2,032	1,625	07/30/12	SELIC + 0.5% per year
Eletrobras	10,045	10,045	8,371	6,697	07/30/12	SELIC + 0.5% per year
Eletrobras	61,778	61,778	61,778	51,481	09/30/12	SELIC + 0.5% per year
Eletrobras	0,00	4,760	12,481	12,481	06/30/18	5% per year
Eletrobras	0,00	0,00	6,935	13,803	09/30/11	SELIC + 0.5% per year

Foreign currency - FC

Creditor	Balance 03.31.11	Balance 06.30.11	Balance 09.30.11	Balance 12.31.11	Due	Currency
Eletrobras	269,292	263,437	263,437	483,174	12/20/2021	US$
Eletrobras	126,077	114,615	114,615	193,496	06/20/2016	US$

14. Contracts

14.1 Loans and financing

Parent company – R$ million

Loans and financing	2011	2012	2013	2014	2015	2016	After 2016
By activity
Generation	7,026	158,088	112,349	103,979	126,150	104,650	389,556
By creditor
Eletrobras	7,026	158,088	112,349	103,979	126,150	104,650	389,556

14.2 Energy purchase - NA

Marketletter

14.3 Energy sale

Parent company

Contracts of energy sales	Unit	2012	2013	2014	2015	2016	After 2016
Regulated Environment	MWh	3,785,904	3,775,560	3,775,560	3,775,560	2,872,368	20,477,376
	R$ million	577	604	634	666	576	5,300
Bilateral Contract	MWh	606,096
	R$ million	81
Total	MWh	4,392,000	3,775,560	3,775,560	3,775,560	2,872,368	20,477,376
	R$ million	658	604	634	666	576	5,300

15. Number of employees (including request employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

15.1 By tenure

Composition of employees by tenure (Years)	1Q11	2Q11	3Q11	4Q11
Up 5	261	250	255	244
6 to 10	73	95	101	112
11 to 15	0	0	0	0
16 to 20	32	32	32	31
21 to 25	273	271	140	141
up 25	59	59	189	189
Total	698	707	717	717

                15.2 By region

State	Number of employees
Rio Grande do Sul	717

                15.3 – By departments

Department	Number of employees
Field	566
Administrative	151

16. Complementary work force

Operational
1Q11	1,151
2Q11	1,301
3Q11	596
4Q11	477

Marketletter

17. Turn-over

1Q11	2Q11	3Q11	4Q11
0.75%	1.19%	0.88%	0.51%

Marketletter

2.Distribution Companies

Eletrobras Distribuição Acre, due to inadequacies found in modules of the ERP system that supports the accounting, warehouse, financial and payroll areas, did not conclude its financial statements for the financial year of 2011, on 3/30/2012.

The company is taking all necessary measures in order to solve the non-conformities detected, including the acquisition of an asset management system, which is being implemented.  The company is also reviewing the procedures for internal information flows, in order to structure and complete the necessary work by the second half of 2012.

Company	Net		Service		Income/Loss of		EBITDA		EBITDA
	Operating Revenue		Result		the Period		(R$ million)		Margin
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Amazonas Energia	1,612	1,520	(121)	(876)	(625)	(1,353)	11	(752)	0.70%	(49.50%)
Distribuição Alagoas	753	706	(63)	(51)	(45)	(44)	(48)	(35)	(6.40%)	(5.00%)
Distribuição Piauí	805	871	75	(31)	42	(91)	97	(13)	12.10%	(1.50%)
Distribuição Rondônia	734	639	(106)	8	(129)	5	(80)	33	(10.9%)	5.2%
Distribuição Roraima	159	127	(153)	(94)	(174)	(113)	(148)	(89)	(93.1%)	(70.1%)
Total	4,063	3,863	(368)	(1,044)	(931)	(1,596)	(168)	(856)

Eletrobras System Distribution

Company	Extension of the Distribution Lines	Number of Clients assisted	Number of municipalities served	Number of substations
Distribuição Acre	16,382	213,094	22	14
Distribuição Alagoas	35,815	914,843	102	37
Amazonas Energia	18,967	750,727	62	49
Distribuição Piauí	64,220	1,010,066	224	76
Distribuição Rondônia	46,000	512,949	52	50
Distribuição Roraima	5,872	88,057	1	3
Total	187,256	3,489,736	463	229
Held in 2011	27,156	186,890	-	13

Extension of Transmission Lines - Km

Company	Own (a)	SPEs (b)	Physical aggregation in 2011	Total (a+b)
Amazonas	365	-	-	365
Geration and Transmission Companies	51,891	1,667	213	53,558
Total	52,256	1,667	213	53,923

(b) The company's participation in the enterprise

Install Capacity - MW

Company	Own (a)	SPEs (b)	Physical aggregation in 2011	Total (a+b)
Amazonas	2,173	-	-	2,173
Rondônia	3	-	-	3
Eletrobras		13	13	13
Geration and Transmission Companies	39,244	909	559	39,432
Total	41,420	922	572	41,621

(b) The company's participation in the enterprise

Marketletter

Energy sold GWh

	2011	2010
Amazonas Energia	5,002	4,716
Distribuição Piauí	2,302	2,219
Distribuição Alagoas	2,650	2,503
Distribuição Acre	735	690
Distribuição Roraima	519	476
Distribuição Rondônia	2,371	2,177
Total	13,579	12,781

Marketletter

Balance Sheet

(R$ thousand)

Assets	12/30/2011	12/31/2010
Current Assets
Cash and banks	94,928	68,189
Consumers	370,515	317,706
Taxes and social contributions to compensate	28,795	25,788
Stored materials	13,011	12,140
CCC	1,681,258	1,613,228
Expenses paid in advance	2,034	1,715
Other credits	141,749	41,356
	2,332,290	2,080,122
Non-Current Assets
Related parties	5	64
Taxes and social contributions to compensate	1,383,426	1,135,138
Deposits linked to legal suits	139,604	70,582
Financial asset	1,476,138	1,253,386
Other credits	12,871	12,874
	3,012,044	2,472,044
Investment	7,670	7,670
Property, plant and equipment	1,310,156	1,351,544
Intangible	631,111	680,785
	4,960,981	4,512,043
Total Asset	7,293,271	6,592,165

Marketletter

Liabilities and Stockholders’ Equity	12/31/2011	12/31/2010
Current Liabilities
Suppliers	2,768,156	2,086,764
Loans and Financing	102,072	85,524
Leasing	142,997	120,485
Sector charges	42,012	12,411
Research and development	8,880	9,397
Taxes and social contributions	68,043	72,906
Estimated obligations	21,491	20,515
Installments	54,813	73,842
Other	124,064	67,157
	3,332,528	2,549,001

Non-Current Liabilities
Loans and financing	452,759	413,546
Leasing	1,775,544	1,733,204
Provisions for Contingencies	171,141	110,483
Fuel consumption account – CCC	1,401,167	1,020,252
Installments	48,038	88,620
Resources for capital increase	63,919	57,266
Research and development	35,064	25,030
Contract Concession obligation	300,106	255,511
	4,247,738	3,703,912

Stockholders’ Equity
Social Capital	4,330,917	4,330,917
Other comprehensive income	(1,647)	(884)
Accumulated losses	(4,616,265)	(3,990,781)
	(286,995)	339,252
Total Liabilities and Stockholders’ Equity	7,293,271	6,592,165

Marketletter

Statement of Income

(R$ thousand)

	2011	2010 (reclassified)
Net operating revenue	1,611,672	1,519,894
Operational cost
Cost of electric energy service	(179,302)	(361,599)
Electric energy purchased for resale	(179,302)	(361,599)
Operating cost	(680,905)	(624,189)
Personnel, Material and Third party services	(412,850)	(386,393)
Depreciation and amortization	(125,693)	(119,007)
Use of hydric resources	(6,173)	(3,918)
Fuel for production of electric energy	(2,516,128)	(2,241,098)
Expense recovery – Fuel purchased	2,711,979	2,317,455
Others	(332,040)	(191,228)
Construction costs	(462,252)	(438,593)
Gross income (loss)	289,213	95,513
Operating expenses	(410,550)	(971,817)
Result of Service	(121,337)	(876,304)
Financing Result	(504,147)	(476,979)
Loss before income tax and social contribution	(625,484)	(1,353,283)
Loss for the period	(625,484)	(1,353,283)

Marketletter

Analysis of the result

Loss of the Period

The Company presented, in the fourth quarter of 2011 a loss 96.1% lower than that obtained in the previous quarter, from R$ 186.4 million in the third quarter of 2011, to R$ 7.3 million in the fourth quarter of 2011 mainly due to personnel line item reduction, Provision/Operating reversal and reversal of the amount recorded as  a provision for loss with statute of limitation of tax credits.

For the year 2011, the company reported loss 53.8% lower than in 2010, from R$ 1,353.3 million (adjusted) in 2010 to R$ 625.5 million in 2011, mainly due to lower costs and operating expenses as explained below.

Operating Revenue

The line items Supply, Revenue for the Availability of Electric Grid and Revenue from Compensation of Financial Assets should be analyzed together. All together, these items increased by 5.6%, from R$ 451.2 million in the third quarter of 2011, to R$ 476.5 million in the fourth quarter of 2011. Although this increase wasn’t significant, we point out that the Company obtained a positive adjustment of 15.4% in its tariff of supply of electricity, as provided by ANEEL Resolution. This new adjustment took effect as of November, 1, 2011.

Construction revenue presented an increase of 58.6%, from R$ 113.5 million in the third quarter of 2011 to R$ 180.0 million in the fourth quarter of 2011, mainly due to: construction of extension of high and low voltage grids, expansion, modernization, construction of buildings and walls in the capital and countryside; software license acquisition, revitalization of generators, construction of substations, implementation of transmission lines, purchase of equipment and acquisition of software license.

Cost of Electricity Service

The energy purchased for resale showed an increase of 29.2% from R$ 16.2 million in the third quarter of 2011, to R$ 20.9 million in the fourth quarter of 2011 due to seasonality in the fourth quarter.

The depreciation and amortization had increased by 13.9% from R $ 29.9 million in the third quarter of 2011, to $ 34.0 million in the fourth quarter of 2011. This variation has no significant impact, since it can be considered normal for the period in question.

The personnel costs line item decreased by 32.1% from R$ 55.0 million in the third quarter of 2011, to R$ 37.3 million in the fourth quarter of 2011, mainly due to the transfer of personnel expenditure values accumulated from January 2011 to October 2011 for Investment (Assets). This values refers to the cost of staff working directly in the sites and should be accounted for as an investment and not as an expense.

The Material Costs line item increased by 5.0%, from R$ 11.9 million in the third quarter of 2011, to R$ 12.5 million in the fourth quarter of 2011. This variation has no significant impact.

Third party services costs showed an increase of 5.0%, from R$ 37.6 million in the third quarter of 2011, to R$ 39.5 million in the fourth quarter of 2011. This variation has no significant impact.

Operating Revenue (Expenses)

The general and administrative expenses and salaries decreased by 3.15% from R$ 15.5 million in the third quarter of 2011, to R$ 15.0 million in the fourth quarter of 2011. This variation has no significant impact.

Provisions for contingencies showed an increase of 3510.8%. In the third quarter of 2011, there was a reversal of R$ 0.2 million, while in the fourth quarter of 2011 there was an increase in the amount of R$ 7.6 million, mainly due to the increase of new processes recorded.

Provision for Loans and Losses - PCLD fell by 121.83% from R$ 19.1 million in the third quarter of 2011 to a positive value of R$ 4.2 million in the fourth quarter of 2011 due to a provision reversal made in November.

Fuel for electricity production decreased 17.5% from R$ 885.7 million in the third quarter of 2011 to R$ 706.0 million in the fourth quarter of 2011, due to the recalculation of the amounts to be reimbursed by CCC through Law 12.111/09. In the system adopted, this item was previously recorded the values of fuel purchased (as contained in the invoices). However, with the advent of Resolution No. 427/2011 - ANEEL there were changes in the way of calculating the amounts to be reimbursed. Now the actual fuel consumption is accounted for, whereas before the purchased value was accounted for.

Other revenues and expenses decreased by 136.3% from R$ 25.6 million in the third quarter of 2011 to R$ 9.3 million in the fourth quarter of 2011, mainly due to the reversal of R$ 85 million related to the provision for losses on the statute of limitation forTax Credits.

Financial Result

Financial revenues increased 85.31% from R$ 20.3 million in the third quarter of 2011, to R$ 37.7 million in the fourth quarter of 2011, mainly due to update in the amounts to be reimbursed using CCC.

Financial expenses showed an increase of 48.72%, from R$ 127.5 million in the third quarter of 2011, to R$ 189.7 million in the fourth quarter of 2011, mainly due to financial charges.

Marketletter

Market Data

1.       Generation Assets and Energy generated

Own assets

Unit -Own assets	Installed Capacity MW	Guaranteed energy – MW Average	Energy generated – MWh
			1Q11	2Q11	3Q11	4Q11	2011
Parintins	33.16	11.060	20,703.8	23,399.1	26,482.8	26,296.3	96,881.9
Itacoatiara	34.83	7.364	14,021.0	17,640.6	16,377.8	16,294.1	64,333.5
Manacapuru	28.93	11.251	22,459.4	24,388.3	26,140.5	25,302.0	98,290.2
Barreirinha	3.71	1.060	2,051.0	2,235.8	2,479.6	2,520.7	9,287.1
Coari	20.85	7.677	15,623.8	16,200.5	17,455.8	17,967.4	67,247.4
Maués	12.43	3.872	7,506.0	8,171.6	9,185.5	9,051.8	33,914.8
Humaitá	15.37	4.738	9,404.8	10,360.7	10,956.4	10,778.8	41,500.8
Urucará	4.67	1.442	2,588.3	2,947.9	3,468.8	3,628.5	12,633.5
Benjamin Constant	7.32	2.539	5,458.9	5,408.6	5,596.4	5,782.0	22,245.9
Tefé	18.20	7.214	14,416.4	15,407.2	16,990.6	16,377.9	63,192.1
Manicoré	7.67	2.557	4,954.9	5,466.6	5,929.7	6,045.6	22,396.8
Autazes	6.07	2.087	4,096.0	4,405.4	4,991.7	4,792.4	18,285.4
Codajás	7.0	1.662	3,403.4	3,659.3	3,785.9	3,711.1	14,559.6
Eirunepé	10.62	2.003	4,093.6	4,395.9	4,522.3	4,537.0	17,548.8
Nova Olinda do Norte	6.52	1.878	3,728.6	4,105.5	4,292.1	4,321.8	16,448.0
Atalaia do Norte**	1.19	0.255	-	1,580.1	261.9	394.0	2,236.0
Barcelos	4.87	1.426	3,158.2	2,955.4	3,111.1	3,262.7	12,487.4
Lábrea	9.54	2.701	5,372.8	5,925.5	6,301.2	5,998.4	23,597.8
São Paulo de Olivença	3.79	0.975	1,969.7	2,080.3	2,214.0	2,278.0	8,542.0
Santo Antônio do Içá	3.22	1.088	2,319.0	2,355.9	2,455.3	2,400.5	9,530.8
Carauari	7.18	2.004	3,918.4	4,290.3	4,557.6	4,787.5	17,553.8
Fonte Boa	6.23	1.448	2,789.6	3,029.3	3,410.8	3,451.0	12,680.7
Boca do Acre	8.22	2.642	5,394.2	5,681.0	5,926.1	6,144.9	23,146.3
São Gabriel da Cachoeira	8.42	3.046	6,127.3	6,399.3	7,035.2	7,116.8	26,678.6
Itapiranga	3.06	1.000	1,864.2	2,076.6	2,425.3	2,383.2	8,749.4
Anori	4.16	1.098	2,177.4	2,359.0	2,605.9	2,472.9	9,615.1
Silves	2.50	0.525	1,043.6	1,108.3	1,222.8	1,221.5	4,596.2
Augusto Montenegro	0.60	0.060	109.2	135.7	140.5	136.7	522.1
Nhamundá	4.58	1.005	1,862.2	2,099.6	2,414.6	2,430.2	8,806.6
Tabatinga	15.43	5.344	11,009.6	11,553.7	11,846.4	12,400.9	46,810.6
Novo Aripuanã	5.69	1.667	3,371.1	3,624.0	3,913.1	3,695.9	14,604.1
Borba	3.6	1.945	3,708.5	4,231.2	4,584.3	4,510.7	17,034.6
Santa Isabel do Rio Negro	2.42	0.720	1,499.8	1,559.1	1,588.4	1,656.5	6,303.8
Jutaí	6.18	1.180	2,485.7	2,383.7	2,759.8	2,708.2	10,337.3
Novo Airão	5.27	1.254	2,540.7	2,684.6	2,891.0	2,865.6	10,981.8
Ipixuna	3.04	0.596	1,206.7	1,286.6	1,323.7	1,407.4	5,224.4
Envira	3.38	0.850	1,773.2	1,857.9	1,877.9	1,937.9	7,446.9
Cucuí	0.57	0.068	148.7	153.9	131.8	157.8	592.2
Japurá	0.18	0.042	83.8	89.6	94.8	96.9	365.0
Maraã	3.69	0.641	1,311.3	1,308.0	1,454.1	1,543.5	5,616.8
Juruá	2.49	0.487	971.3	1,052.8	1,109.4	1,132.1	4,265.7
Tapauá	3.71	1.166	2,290.3	2,376.9	2,803.3	2,745.8	10,216.3
Canutama	2.23	0.639	1,265.5	1,446.5	1,474.5	1,410.4	5,596.8
Pauini	2.62	0.725	1,474.6	1,614.9	1,601.5	1,660.3	6,351.2
Careiro	2.5	0.948	1,843.6	1,948.8	2,234.3	2,279.8	8,306.6
Amaturá	1.8	0.452	854.1	1,003.5	1,028.1	1,073.9	3,959.6
Estirão do Equador	0.72	0.052	102.2	116.3	119.9	119.5	457.9
Palmeiras	0.72	0.060	118.4	139.0	148.9	117.6	523.9
Ipiranga	0.42	0.056	114.0	121.5	124.8	128.7	489.0
Vila Bittencourt	0.57	0.079	161.2	175.4	185.6	171.8	693.9
Iauaretê	1.0	0.193	498.8	370.0	402.0	418.9	1,689.6
São Sebastião do Uatumã	2.64	0.663	1,213.9	1,419.8	1,584.6	1,585.9	5,804.3
Tonantins	3.46	0.839	1,717.5	1,818.6	1,898.0	1,916.2	7,350.2
Alvarães	2.72	0.665	1,333.1	1,447.2	1,506.9	1,539.2	5,826.3
Beruri	2.97	0.864	1,573.5	1,900.9	2,012.1	2,084.1	7,570.7
Caapiranga	2.06	0.552	1,076.7	1,188.5	1,336.6	1,237.9	4,839.7
Uarini	1.94	0.610	1,158.6	1,324.5	1,436.1	1,425.0	5,344.2
Urucurituba	2.84	0.807	1,535.8	1,676.5	1,932.9	1,920.1	7,065.2
Pedras	0.57	0.121	244.2	274.3	283.2	259.8	1,061.5
Anamã	1.73	0.565	1,014.7	1,185.0	1,387.8	1,365.0	4,952.5
Itamarati	2.56	0.422	841.1	943.4	939.0	975.8	3,699.4
Castanho	12.72	0.480	8,134.5	8,952.0	9,771.1	9,755.6	36,613.1
Rio Preto da Eva	11.21	3.497	6,097.8	7,006.4	7,797.3	7,781.3	28,682.8
Limoeiro	1.79	0.377	818.4	870.8	830.7	779.8	3,299.8
Boa Vista do Ramos	2.31	0.841	1,718.4	1,760.4	1,963.7	1,924.3	7,366.8
Manaquiri	3.01	1.091	2,100.7	2,391.6	2,701.4	2,363.9	9,557.5
Caviana	0.58	0.114	207.1	238.6	263.9	285.0	994.6
Campinas	0.43	0.061	115.4	136.1	144.6	141.0	537.1
Caiambé	0.88	0.113	198.0	214.7	288.9	285.7	987.4
Murituba	0.30	0.036	71.3	80.3	84.3	78.7	314,6
Apuí	7.19	1.509	3,162.5	3,355.2	3,402.3	3,302.1	13,222.2
Mocambo	0.89	0.178	269.6	300.7	458.5	527.8	1,556.6
Belém do Limões	0.84	0.219	456.3	541.9	470.4	445.5	1,914.1
Itapeaçú	0.85	0.155	269.6	328.5	384.4	375.0	1,357.4
Caborí	0.78	0.123	300.4	285.0	285.2	206.4	1,076.9
Cametá	0.612	0.129	242.0	270.5	308.9	310.3	1,131.7
Sacambú	0.448	0.070	138.1	162.7	163.6	149.5	614.0
Novo Remanso	4.06	1.372	2,420.4	3,078.1	3,304.1	3,218.0	12,020.6
Tuiué	0.71	0.102	193.6	227.6	232.3	244.2	897.7
Jacaré	0.34	0.148	223.0	319.3	400.0	354.9	1,297.3
Novo Céu	1.0	0.404	846.3	790.1	910.4	994.8	3,541.6
Zé Açú ***		0.021	-	93.8	0	46.9	140.7
Vila Amazônia	2.08	0.283	462.7	546.7	702.9	765.2	2,477,4
Axinim	0.66	0.115	220.8	240.6	257.0	284.6	1,003.0
Vila Urucurituba	0.38	0.076	158.0	165.8	170.5	170.2	664.5
Arara	0.332	0.059	117.7	125.7	143.8	131.0	518.3
Feijoal	0.778	0.078	166.7	172.6	174.0	167.9	681.1
Lindoia	1.0	0.319	636.2	685.5	742.7	732.3	2,796.6
Moura	0.52	0.066	132.5	148.6	146.4	149.6	577.2
Santana	0.31	0.058	92.6	136.9	146.7	130.5	506.7
Sucunduri	0.16	0.090	210.0	223.8	191.4	167.1	792.3
Carvoeiro	0.33	0.018	14.0	43.7	61.0	37.1	155.8
Itapuru	0.31	0.023	38.6	47.2	54.9	57.3	198.0
Betânia	0.43	0.130	228.5	298.1	323.0	289.4	1,139.0
Vila De Matupí	1.85	0.582	1,050.4	1,266.9	1,445.0	1,340.2	5,102.5
Auxiliadora	0.468	0.078	141.3	161.7	207.9	172.7	683.6
Santa Rita Well	0.62	0.182	371.1	403.5	403.8	414.5	1,593.0
Parauá	0.568	0.107	204.8	261.6	236.4	234.9	937.7
Belo Monte	0.246	0.035	59.9	71.3	92.9	82.7	306.8
Vila De Alterosa	0.33	0.049	87.1	107.5	112.5	120.2	427.3
HEU Balbina	277.5	155.963	358,262.0	399,548.0	299,034.5	305,644.0	1,362,488
TEU Aparecida	251.5	61.393	46,969.0	74,684.0	180,176.1	234,502.0	536,331
TEU Mauá	738.1	160.567	214,883.0	295,027.0	614,775.3	278,027.0	1,402,712.3
TEU Electron(*)	121.11	0.493	646.0	15.0	1,631.0	2,011.0	4,303
UT CO Cidade Nova	29.67	12.230	23,986.0	26,142.0	28,023.6	28,688.0	106,839.6
UT AS São José	73.4	31.210	64,376.0	66,898.0	72,033.7	69,345	272,652.7
UT FO Flores	124.7	44.927	90,020.0	89,882.0	105,943.8	106,635	392,481
TEU Distrito	51.29	19.350	39,452.0	37,771.0	43,193.3	48,624.0	169,040.3
TEU Iranduba	66.6	15.871	23,684.0	30,778.0	41,579.2	42,610.0	138,651
TEU Mutirão*		0.362	-	-	-	3,159	3,159
TEU Cidade de Deus*		0.190	-	-	-	1,662	1,662
Total		632.658	1,117,812.5	1,301,802.7	1,686,922.1	1,437,208	5,526,89.,3
* Plants installed in an emergency and disabled on 11/21/11

Marketletter

Unit -Own assets	Location (State)	Beginning of operation	End of concession
Parintins	Amazonas	Dec-65	Undefined
Itacoatiara	Amazonas	Sep-66	Undefined
Manacapuru	Amazonas	Jan-67	Undefined
Barreirinha	Amazonas	Jun-67	Undefined
Coari	Amazonas	Sep-67	Undefined
Maués	Amazonas	Dec-67	Undefined
Humaitá	Amazonas	Jul-68	Undefined
Urucará	Amazonas	Jun-68	Undefined
Benjamin Constant	Amazonas	Aug-68	Undefined
Tefé	Amazonas	Aug-68	Undefined
Manicoré	Amazonas	May-69	Undefined
Autazes	Amazonas	Jun-69	Undefined
Codajás	Amazonas	Sep-69	Undefined
Eirunepé	Amazonas	Sep-69	Undefined
Nova Olinda do Norte	Amazonas	Oct-69	Undefined
Atalaia do Norte**	Amazonas	Mar-70	Undefined
Barcelos	Amazonas	Jul-70	Undefined
Lábrea	Amazonas	Aug-70	Undefined
São Paulo de Olivença	Amazonas	Jan-71	Undefined
Santo Antônio do Içá	Amazonas	Jan-71	Undefined
Carauari	Amazonas	Jan-71	Undefined
Fonte Boa	Amazonas	Jan-71	Undefined
Boca do Acre	Amazonas	Feb-71	Undefined
São Gabriel da Cachoeira	Amazonas	Mar-71	Undefined
Itapiranga	Amazonas	Oct-71	Undefined
Anori	Amazonas	Oct-71	Undefined
Silves	Amazonas	Oct-71	Undefined
Augusto Montenegro	Amazonas	Oct-71	Undefined
Nhamundá	Amazonas	Nov-71	Undefined
Tabatinga	Amazonas	Nov-71	Undefined
Novo Aripuanã	Amazonas	Jun-72	Undefined
Borba	Amazonas	May-72	Undefined
Santa Isabel do Rio Negro	Amazonas	Oct-72	Undefined
Jutaí	Amazonas	May-72	Undefined
Novo Airão	Amazonas	Jul-73	Undefined
Ipixuna	Amazonas	Jul-73	Undefined
Envira	Amazonas	Aug-73	Undefined
Cucuí	Amazonas	Oct-73	Undefined
Japurá	Amazonas	Oct-73	Undefined
Maraã	Amazonas	Oct-73	Undefined
Juruá	Amazonas	Oct-73	Undefined
Tapauá	Amazonas	Dec-73	Undefined
Canutama	Amazonas	Dec-73	Undefined
Pauini	Amazonas	Sep-74	Undefined
Careiro	Amazonas	Sep-74	Undefined
Amaturá	Amazonas	Nov-74	Undefined
Estirão do Equador	Amazonas	Dec-74	Undefined
Palmeiras	Amazonas	Dec-74	Undefined
Ipiranga	Amazonas	Jan-75	Undefined
Vila Bittencourt	Amazonas	Dec-75	Undefined
Iauaretê	Amazonas	Apr-75	Undefined
São Sebastião do Uatumã	Amazonas	Apr-75	Undefined
Tonantins	Amazonas	Apr-75	Undefined
Alvarães	Amazonas	May-75	Undefined
Beruri	Amazonas	Dec-75	Undefined
Caapiranga	Amazonas	Jan-75	Undefined
Uarini	Amazonas	Feb-76	Undefined
Urucurituba	Amazonas	Jan-75	Undefined
Pedras	Amazonas	Aug-76	Undefined
Anamã	Amazonas	Jan-76	Undefined
Itamarati	Amazonas	Feb-76	Undefined
Castanho	Amazonas	Dec-79	Undefined
Rio Preto da Eva	Amazonas	Jun-04	Undefined
Limoeiro	Amazonas	Nov-82	Undefined
Boa Vista do Ramos	Amazonas	Mar-86	Undefined
Manaquiri	Amazonas	Jun-84	Undefined
Caviana	Amazonas	Jul-86	Undefined
Campinas	Amazonas	Jul-86	Undefined
Caiambé	Amazonas	Aug-76	Undefined
Murituba	Amazonas	Aug-86	Undefined
Apuí	Amazonas	Sep-86	Undefined
Mocambo	Amazonas	Mar-87	Undefined
Belém do Solimões	Amazonas	Mar-87	Undefined
Itapeaçú	Amazonas	Mar-87	Undefined
Caborí	Amazonas	Sep-92	Undefined
Cametá	Amazonas	Sep-92	Undefined
Sacambú	Amazonas	Dec-92	Undefined
Novo Remanso	Amazonas	Aug-98	Undefined
Tuiué	Amazonas	Sep-98	Undefined
Jacaré	Amazonas	Aug-98	Undefined
Novo Céu	Amazonas	Aug-98	Undefined
Zé Açú ***	Amazonas	Sep-98	Undefined
Vila Amazônia	Amazonas	Sep-98	Undefined
Axinim	Amazonas	Oct-98	Undefined
Vila Urucurituba	Amazonas	May-99	Undefined
Arara	Amazonas	Apr-00	Undefined
Feijoal	Amazonas	Feb-00	Undefined
Lindoia	Amazonas	Jul-00	Undefined
Moura	Amazonas	Apr-04	Undefined
Santana	Amazonas	Jul-05	Undefined
Sucunduri	Amazonas	Oct-06	Undefined
Carvoeiro	Amazonas	Mar-06	Undefined
Itapuru	Amazonas	Oct-10	Undefined
Betânia	Amazonas	Jul-06	Undefined
Vila De Matupí	Amazonas	Aug-06	Undefined
Auxiliadora	Amazonas	Oct-06	Undefined
Santa Rita Well	Amazonas	Nov-06	Undefined
Parauá	Amazonas	Sep-03	Undefined
Belo Monte	Amazonas	Oct-06	Undefined
Vila De Alterosa	Amazonas	Oct-06	Undefined
HEU Balbina	Amazonas	Jan-89	01/03/2027
HEU Aparecida	Amazonas	Feb-84	Undefined
TEU Mauá	Amazonas	Apr-73	Undefined
TEU Electron(*)	Amazonas	Jun-05	Undefined
UT CO Cidade Nova	Amazonas	Aug-08	Undefined
UT AS São José	Amazonas	Feb-08	Undefined
UT FO Flores	Amazonas	Aug-08	Undefined
TEU Distrito	Amazonas	Oct-10	Undefined
TEU Iranduba	Amazonas	Nov-10	Undefined

Marketletter

2.       Electric energy purchased for resale

System	Unit	1Q11	2Q11	3Q11	4Q11	2011
Eletrobras	MWh	1.105	1.117	1.151	1.204	4.577
	R$ million	0,2	0,3	0,2	0,5	1,2
Others	MWh	641.518	624.362	681.166	655.925	2.602.971
	R$ million	103,3	160,1	(28,9)	31,7	266,2
Total	MWh	642,623	625,479	682,317	657,129	2,607,548
	R$ million	103.5	160.4	(28.7)	32.2	267.4

3.       Energy sold

Distribution to	1Q11		2Q11		3Q11		4Q11		2011
	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
State utilities	55.1	171,046	59.7	187,168	65.2	204,543	69.8	209,466	249.8	772,223
Industrial	121.3	415,543	127.9	436,641	135.1	461,223	141.2	461,953	525.5	1,775,360
Residential	110.1	315,398	113.2	317,652	137.2	377,517	146.1	375,036	506.6	1,385,603
Commercial	87.9	226,813	92.0	240,139	103.7	271,817	108.5	271,704	392.1	1,010,473
Others	2.7	13,202	2.8	13,548	3.3	15,793	3.5	16,153	12.3	58,696
Total	377.1	1,142,002	395.6	1,195,148	444.5	1,330,893	469.1	1,334,312	1,686.3	5,002,355

Marketletter

4.       Number of Consumer Units Serviced

	1Q11	2Q11	3Q11	4Q11
State utilities	7,038	7,273	7,321	7,467
Industrial	3,246	3,230	3,226	3,179
Residential	609,026	619,271	628,184	634,272
Commercial	62,933	64,168	65,133	65,964
Others	38,523	39,003	40,045	39,845
Total	720,766	732,945	743,909	750,727

5.       Network Expansion - number of new connections

1Q11	2Q11	3Q11	4Q11	2011
3,513	6,760	15,524	9,687	25,211

6.       Substations

	1Q11	2Q11	3Q11	4Q11
69/13,8kV - Distribution	14	14	18	20
230/13,8kV - P. Figueiredo	1	1	1	1
69/13,8kV – special consumers	26	26	26	28
13,8/69/230kV -Units	3	3	3	3
Total	44	44	48	52

7.       Fuel used to produce electricity

Type	Unit	1Q11		2Q11		3Q11		4Q11		2011
		Amount	R$ Million	Amount	R$ Million	Amount	R$ Million	Amount	R$ Million	Amount	R$ Million
Diesel oil	Liter	322,519	435,7	296,970	518,7	309,587	855,7	288,174	675.3	1,217,250	2,485.4

8.       Losses  - %

1Q11		2Q11		3Q11		4Q11		2011
Technical	Commercial	Technical	Commercial	Technical	Commercial	Technical	Commercial	Technical	Commercial
2.21	38.45	1.76	40.47	1.55	41.42	1.75	40.2	1.64	40.2

9.    Extension of distribution lines – 12/31/2011

Tension kV	Extension Km
138	-
69	8.0
34,5	-
13,8 Urb.	35.830
13,8 Rural	3,703

Marketletter

10.    Extension of transmission lines – 12/31/2011

Line	Extension Km	Tension Kv	Date of energization
Balbina–Cristiano Rocha	158.513	230.0	Nov-06
Manaus–Cristiano Rocha	22.704	230.0	Nov-06
Ramal de Transmissão– Presidente Figueiredo	0.129	230.0	Sep-98
Balbina – Manaus I	180.344	230.0	May-89
Balbina – Balbina – Circuito 1	0.590	230.0	Feb-89
Balbina – Balbina – Circuito 2	0.635	230.0	Mar-89
Balbina – Balbina – Circuito 3	0.635	230.0	Apr-89
Balbina – Balbina – Circuito 4	0.680	230.0	Sep-89
Balbina – Balbina – Circuiup 5	0.680	230.0	Jul-89
TOTAL	364.91

Line	Extension Km	Tension Kv	Date of energization
Manaus I – São José	7.335	69.0	Feb-01
Manaus I - Mauá	11.815	69.0	Oct-91
Manaus I – Distrito I – Circuito 1	4.684	69.0	Oct-91
Manaus I – Distrito I – Circuito 2	4.684	69.0	Nov-06
Manaus I – V8 – Circuito 1	1.160	69.0	Oct-91
Manaus I – V8 – Circuito 2	1.160	69.0	Oct-91
Manaus I – Cachoeirinha	6.112	69.0	Jul-92
Manaus I – Seringal Mirim – Circuito 1	6.649	69.0	Sep-97
Manaus I – Seringal Mirim – Circuito 2	7.277	69.0	Oct-97
Manaus I– Flores – Circuito 1	4.460	69.0	Feb-89
Manaus I – Flores – Circuito 2	4.581	69.0	Nov-01
Manaus I – Flores – Circuito 3	4.842	69.0	Dec-07
Manaus I – Cidade Nova	7.463	69.0	Jan-96
Manaus I – Santo Antônio	9.516	69.0	Mar-05
Flores – Redenção	1.469	69.0	Nov-08
Redenção – Ponta Negra	4.515	69.0	Nov-08
Flores – Ponta Negra	5.953	69.0	Dec-07
Aparecida – Ponta Negra	8.610	69.0	Jul-83
Aparecida – Seringal Mirim	3.795	69.0	Feb-97
Aparecida – Cachoeirinha	3.994	69.0	Mar-05
Aparecida – El Paso	0.153	69.0	Nov-99
Mauá – Distrito I – Circuito 1	7.480	69.0	Apr-77
Mauá – Distrito I – Circuito 2	5.541	69.0	Apr-99
Mauá – Distrito Ii – Circuito 1	4.122	69.0	Nov-97
Mauá – Distrito Ii – Circuito 2	4.107	69.0	Mar-04
Mauá – Cachoeirinha	9.388	69.0	Feb-05
Mauá – Cidade Nova	18.170	69.0	Aug-06
Mauá – Mauá Geração – Circuito 1	0.533	69.0	Feb-04
Mauá – Mauá Geração – Circuito 2	0.226	69.0	Feb-04
Mauá – El Paso	0.200	69.0	Mar-04
Mauá Geração – São José	8.922	69.0	Mar-04
Mauá Geração – Consumidores Especiais	12.303	69.0	Jul-04
Eletro – Mauá	0.357	69.0	Jan-81
Distrito I – Consumidores Especiais	7.723	69.0	Mar-96
Distrito Ii – Cachoeirinha	7.422	69.0	Nov-97
Seringal Mirim – Cachoeirinha	3.980	69.0	Feb-97
Santo Antônio – Sivam	5.326	69.0	Mar-05
Ponta Do Ismael – Iranduba	18.043	69.0	Jun-06
Flores – Ambev	7.335	69.0	Feb-01
Ramal De Serviço – Tratamento de Água	0.186	69.0	Apr-11
Ramal De Serviço – Captação de Água	4.344	69.0	Apr-11
Total	235.935

Marketletter

11.    DEC- Duration of interruptions - in hours

1Q11	2Q11	3Q11	4Q11	2011
12.65	11.56	14.11	16.38	54.77

12.    FEC – Frequency of interruptions – Number of outages

1Q11	2Q11	3Q11	4Q11	2011
12.70	11.69	13.58	13.08	51.06

13.    TMA – Average response time – in minutes

1Q11	2Q11	3Q11	4Q11	2011
122.34	125.31	154.82	168.99	144.65

14.    Average price– R$/MWh

1Q11	2Q11	3Q11	4Q11	2011
328.2	324.6	327.0	349.5	332.3

Marketletter

15.    Main investments – R$ million

Project	1Q11	2Q11	3Q11	4Q11	Accomplished	2011 budget
Distribution	70.5	59.2	54.6	86.6	270.9	385.0
Extension of Urban distribution	2.3	2.7	5.8	9.8	20.1	21.1
“Light for All” Program	50.2	31.3	29.7	27.7	138.9	244.6
Maintenance of the distribution system	1.6	0.1	2.8	10.3	14.8	17.1
Maintenance of the isolated system	16.4	25.1	16.3	38.8	96.6	102.2
Others	2.4	5.8	8.5	17.7	34.4	48.8
Transmission	8.1	9.3	38.1	42.7	98.2	108.9
Generation	10.9	15.7	24.1	49.1	99.8	196.1
Total	91.9	90.0	125.3	196.1	503.3	738.8

16.    Loans and financing – R$ million

Creditor	Balance 03.31.11	Balance 06.30.11	Balance 09.30.11	Balance 12.31.11	Due	Index
Eletrobras	516	538	547	555	Apr/2023	RGR

17.    Contract obligations 12/31/2011

Loans and financing	2012	2013	2014	2015	2016	After 2016
	102	117	114	83	59	80

Energy Purchase Contracts	2011	2012	2013	2014	2015	2016	After 2016
R$ million	658.19	511.22	538.94	566.06	593.00	621.57	650.80
MWh	2,558,561.53	2,652,072.00	2,664,360.00	2,671,800.00	2,671,800.00	2,679,120.00	2,671,800.00

18.    Default – more than  120 days – 12/31/2011

Class	R$ million
State utilities	24.32
Industrial	82.42
Residential	15.82
Commercial	19.95
Others	22.02
Total	164.53

Marketletter

19.    Number of employees  (including request employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

19.1 By tenure

Composition of employees by tenure (Years)	1Q11	2Q11	3Q11	4Q11
Up 5	860	876	876	789
6 to 10	95	90	90	172
11 to 15	318	310	310	281
16 to 20	246	241	241	243
21 to 25	468	470	470	458
up 25	315	333	333	362
Total	2,302	2,320	2,320	2,305

19.2  By region

State	Number of employees
Amazonas	2,305

19.3  By departments

Department	Number of employees
Field	1,432
Administrative	873

20      Complementary work force

Operational
1Q11	876
2Q11	916
3Q11	916
4Q11	1,301

21      Turn-over

1Q11	2Q11	3Q11	4Q11
0.39	0.51	0.15	0.12

Marketletter

Balance Sheet

(R$ thousand)

Assets	12/31/2011	12/31/2010
Current Assets

Cash and banks	39,365	29,972
Consumers and concessionaires	197,019	165,419
Taxes and social contributions to compensate	6,029	5,521
Compensation right	7,108	9,364
Stored materials	5,838	6,489
Other credits	23,003	27,402
	278,362	244,167

Non-Current Assets
Long-term assets
Consumers	189,915	154,782
Taxes and social contributions to compensate	4,782	4,060
Collaterals and tied deposits	33,344	32,062
Financing assets - concessions	429,452	360,289
Others	3,804	4,336
	661,297	555,529

Investments	168	168
Intangible	50,750	62,218
Property, plant and equipment	24,243	23,977
	736,458	641,892
Total of Assets	1,014,820	886,059

Marketletter

Liabilities	12/31/2011	12/31/2010
Current Liabilities

Loans and financing	127,541	70,884
Suppliers	78,718	90,825
Taxes and social contributions	36,569	35,191
Estimated obligation	11,291	10,238
Compensation obligations	30,311	25,861
Post-retirement benefit	20,084	23,870
Sector charges	11,536	7,274
Research and Development	10,514	11,043
Others	22,993	19,304
	349,557	294,490

Non-Current Liabilities

Loans and financing	225,731	186,336
Provision for contingencies	86,880	77,088
Resources for capital increase	97,354	7,485
Post-retirement benefit	12,258	14,084
Research and Development	10,781	20,511
Taxes and social contributions	10,599	12,889
Other obligations	4,286	4,285
	447,889	322,678

Stockholders’ Equity

Social Capital	525,484	525,484
Accrued losses	(287,084)	(241,783)
Other comprehensive income	(21,026)	(14,810)
	217,374	268,891
Total Liabilities	1,014,820	886,059

Marketletter

Statement of Income

(R$ thousand)

	2011	2010
Net Operating Revenue	752,797	705,997
Operational cost
Cost with energy
Electric energy purchased for resale	(376,468)	(342,332)
Charge on the use of transmission grid	(46,060)	(44,324)
	(422,528)	(386,656)
Cost of operation
Personnel, Material and Third party services	(152,909)	(136,274)
Depreciation and amortization	(14,444)	(14,941)
Others	(8,429)	(8,450)
	(175,782)	(159,665)
Construction cost	(67,885)	(60,669)
Gross Income	86,602	99,007
Operating Expenses	(149,871)	(149,940)
Electric Energy service - losses	(63,269)	(50,933)
Financing result	17,968	6,812
Net income (loss) for the period	(45,301)	(44,121)
Basic and diluted Net income (loss) per share
Common	(0.09)	(0.12)
Preferred	(0.09)	(0.13)

Marketletter

Analysis of the result

Eletrobras Alagoas Distribution Company presented, in the fourth quarter 2011 net income 175% higher than that calculated in the previous quarter, from a loss of R$ 46 million in the third quarter of 2011 to R$ 35 million in the fourth quarter of 2011, mainly due to reversal of the provision of consumer installment and increase the company’s results.

For the year 2011, the company reported net loss 2.67% higher than that in 2010, from R$ 44 million in 2010 to R$ 45 million in 2011, mainly due to an increase in defaults and other operating expenses.

Operating Revenue

The electricity supply increased by 22%, from R$ 80 million in the third quarter of 2011 to R$ 98 million in the fourth quarter of 2011, mainly due to an increase in the tariff.

Construction revenue showed an increase of 328%, from R$ 9 million in the third quarter of 2011 to R$ 37 million in the fourth quarter of 2011, mainly due to the acquisition of new assets.

Revenue from use of the distribution grid showed an increase of 14%, from R$ 143 million in the third quarter of 2011 to R$ 165 million in the fourth quarter of 2011, mainly due to an increase in tariff.

Cost of Electric Power Service

The electricity purchased for resale showed an increase of 21% from R$ 89 million in the third quarter of 2011, to R$ 108 million in the fourth quarter of 2011, primarily due to tariff increase and market growth.

Charges for use of the electricity grid showed an increase of 7% from R$ 12 million in the third quarter of 2011 to R$ 13 million in the fourth quarter of 2011, primarily due to tariff  increase and market growth.

Depreciation and amortization increased 17% from R$ 3 million in the third quarter of 2011, to R$ 4 million in the fourth quarter of 2011, mainly due to new assets.

Personnel expenses decreased by 48%, from R$ 31 million in the third quarter of 2011 to R$ 16 million in the fourth quarter of 2011, mainly due to provision for food allowance and accounting of actuarial liabilities.

Material expenses decreased by 24%, from R$ 0.8 million in the third quarter of 2011, to R$ 0.6 million in the fourth quarter of 2011, mainly due to reduction in maintenance costs.

Third-party services decreased by 18%, from R$ 23 million in the third quarter of 2011 to R$ 18 million in the fourth quarter of 2011, mainly due to transfer of labor costs to investment.

Operating Revenue (Expense)

Personnel Expenses line item decreased 27% from R$ 43 million in the third quarter of 2011 to R$ 32 million in the fourth quarter of 2011, mainly due to provision for food allowance and accounting of actuarial liabilities.

Provisions for contingencies decreased by 84%, from R$ 13 million in the third quarter of 2011 to R$ 2 million in the fourth quarter of 2011, mainly due to the termination of some law suits.

Financial Results

Financial revenues increased 14% from R$ 14 million in the third quarter of 2011, to R$ 21 million in the fourth quarter of 2011, primarily due to increased monetary variation in the energy bill due to an index correction .

Financial expenses increased 10% from R$ 12 million in the third quarter of 2011 to R$ 13 million in the fourth quarter of 2011, mainly due to updating of debt charges.

Marketletter

Market Data

1.       Generation Assets and Energy generated – NA

2.       Electric energy purchased for resale

System	Unit	1Q11	2Q11	3Q11	4Q11	2011
Eletrobras	MWh	626,514	591,965	576,351	709,549	2,504,379
	R$ million	46,029	42,918	41,496	48,824	179,267
Others	MWh	417,676	391,644	384,234	473,032	1,666,586
	R$ million	44,368	45,700	47,940	59,193	197,201
Total	MWh	1,044,190	983,609	960,585	1,182,581	4,170,965
	R$ million	90,397	88,618	89,436	108,017	376,468

3.       Energy sold

Distribution to	1Q11		2Q11		3Q11		4Q11		2011
	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
State utilities	13	109,802	14	112,204	11	107,444	11	111,162	49	440,612
Industrial	13	111,198	13	115,972	12	125,918	13	121,129	51	474,217
Residential	46	267,020	33	255,966	26	241,027	38	254,452	143	1,018,464
Commercial	25	147,156	27	143,438	19	130,189	22	143,141	93	563,924
Others	4	59,178	3	29,210	1	13,767	4	52,066	12	153,175
Total	101	694,354	90	656,790	69	618,345	88	680,904	348	2,650,392

4.       Number of Consumer Units Serviced

	1Q11	2Q11	3Q11	4Q11
State utilities	9,442	9,499	9,584	9,529
Industrial	2,657	2,650	2,665	2,677
Residential	816,677	824,783	835,165	840,275
Commercial	50,847	51,109	51,704	52,179
Others	10,005	9,973	9,955	10,033
Total	889,628	898,014	909,073	914,693

5.       Network Expansion - number of new connections

1Q11	2Q11	3Q11	4Q11	2011
12,236	8,385	11,060	5,770	37,451

6.       Substations

1Q11	2Q11	3Q11	4Q11
39	39	39	39

7.       Fuel used to produce electricity- NA

Marketletter

8.       Losses  - %

1Q11		2Q11		3Q11		4Q11		2011
Technical	Commercial	Technical	Commercial	Technical	Commercial	Technical	Commercial	Technical	Commercial
8.42	22.23	8.42	21.91	8.42	21.75	8.42	21.52	8.42	21.53

9.       Extension of distribution line – 12/31/2011

Tension (kV)	Extension (Km)
13.8	13,781.42

10.    Extension of transmission line – 12/31/2011

Nível de Tension (kV)	Extension Km
69	1.733,21

11.    DEC- Duration of interruptions - in hours

1Q11	2Q11	3Q11	4Q11	2011
6.32	6.89	5.91	6.40	25.50

12.    FEC – Frequency of interruptions – Number of outages

1Q11	2Q11	3Q11	4Q11	2011
4.17	4.08	3.83	4.63	16.73

13.    TMA – Average response time – in minutes

1Q11	2Q11	3Q11	4Q11	2011
122	137	139	136	133

14.    Average price– R$/MWh

1Q11	2Q11	3Q11	4Q11	2011
269.27	275.80	279.41	275.40	274.85

15.    Main investments – R$ million

Project	1Q11	2Q11	3Q11	4Q11	Accomplished	2011 budget
Distribution	7.0	14.5	22.7	38.1	82.3	210.5
Citizen energy	0.9	6.2	4.7	9.0	20.8	83.9
Energy in the Northeast Region	6.1	8.3	18.0	29.1	61.5	126.6
Others	0.4	0.4	0.2	2.8	3.8	18.0
Total	7.4	14.9	22.9	40.8	86.1	228.5

Marketletter

16.    Loans and financing – R$ million

Creditor	Balance 03.31.11	Balance 06.30.11	Balance 09.30.11	Balance 12.31.11	Due	Index
Eletrobras	223	220	224	309	2022	SELIC + varied
Faceal	30	29	28	27	2015	INPC + 12.68% per year
Bndes	1	1	1	0	2013	TR + 8% p.y.
Bic Banco	5	10	9	9	2012	CDI + 5.91%p.y.
Banco do Brasil	12	5	5	5	2010	CDI + 1.69% p.y.
Lloyds Bank	1	1	1	1	2024	Dollar

17.    Contract obligations 12/31/2011

Loans and financing R$ million	2012	2013	2014	2015	2016	After 2016
	126	59	57	47	25	37

Energy Purchase Contracts	2012	2013	2014	2015	2016	After 2016
R$ million	377	391	527	531	542	562
MWh	4,134,833	4,240,353	5,293,306	5,356,260	5,471,576	5,734,623

18.    Default – more than  120 days – 12/31/2011

Class	R$ million
State utilities	12
Industrial	41
Residential	7
Commercial	14
Others	31
Total	105

19.    Number of employees (including request employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

19.1    By tenure

Composition of employees by tenure (Years)	1Q11	2Q11	3Q11	4Q11
Up 5	669	622	645	640
6 to 10	1	1	1	1
11 to 15	0	0	0	0
16 to20	22	22	22	22
21 to 25	236	236	236	235
up 25	397	428	430	441
Total	1,325	1,309	1,334	1,339

19.2    By region

State	Number of employees
Alagoas	1,339

Marketletter

19.3    By departments

Department	Number of employees
Field	687
Administrative	652

20.    Complementary work force

	Operational	Apoio
1Q11
2Q11
3Q11
4Q11

21.    Turn-over

1Q11	2Q11	3Q11	4Q11
3.04%	1.06%	0.54%	0.65%

Marketletter

Balance Sheet

(R$ thousand)

Assets	12/31/2011	12/31/2010
Current Assets
Cash and banks	45,208	64,647
Consumers	250,032	192,734
Taxes to recover	6,062	5,079
Compensation rights	6,916	10,621
Stored materials	19,914	14,171
Other credits	27,510	15,634
	355,642	302,886
Non-Current Assets
Consumers	134,955	37,360
Taxes to recover	5,058	3,345
Legal deposits	10,676	16,004
Financial Asset	478,280	348,925
Others	1,118	1,118
	630,087	406,752
Investments	146	146
Property, plant and equipment	26,661	34,224
Intangible – concession - distribution	23,103	72,738
	679,997	513,860
Total Assets	1,035,639	816,746

Marketletter

Liabilities and Stockholders Equity	12/31/2011	12/31/2010
Current Liabilities
Loans and financing	92,979	77,162
Suppliers	93,544	84,302
Taxes to collect	65,374	42,074
Estimated obligations	16,954	14,183
Post-retirement benefit	14,559	18,952
Sector charges	10,214	5,713
Research and development	18,985	14,260
Other	34,711	22,665
	347,320	279,311
Non-Current Liabilities
Loans and financing	383,048	344,515
Provision for contingencies	75,240	74,235
Post-retirement benefit	83,406	98,1344
Advance for future capital increase	275,984	183,953
Research and development	24,787	22,283
Taxes to collect	30,139	35,526
Other	870	870
	873,474	759,516
Stockholders Equity
Social Capital	779,224	779,224
Accumulated losses	(962,683)	(1,004,617)
Other comprehensive income	(1,696)	3,312
	(185,155)	(222,081)
Total Liabilities	1,035,639	816,746

Marketletter

Statement of Income

(R$ thousand)

	2011	2010
Net Operating Revenue	805,228	870,855
Operational cost
Electric Energy cost
Electric energy purchased for resale	(315,484)	(256,484)
Charge on the use of transmission grid	(47,540)	(60,045)
	(363,024)	(316,529)
Cost of operation
Personnel, Material and Third party services	(123,946)	(131,948)
Depreciation and amortization	(20,268)	(10,957)
Other	(3,904)	(5,500)
	(148,118)	(148,405)
Construction cost	(99,013)	(211,068)
Gross Income	195,073	194,853
Operating expenses	(119,988)	(226,342)
Electric energy service result	75,085	(31,489)
Financing result	(22,781)	(49,976)
Result before taxes	52,304	(81,465)
Income tax and social contribution	(10,370)	(9,491)
Net income (loss) for the period	41,934	(90,956)
Basic income (loss) per share (R$)	0.0538	(0.1167)
Diluted income (loss) per share (R$)	0.0397	(0.0862)

Marketletter

Analysis of the result

The Company presented the fourth quarter of 2011 a profit of R$ 43.4 million higher than the third quarter of 2011 in 409% (third quarter loss of R$ 14.1 million), mainly caused by the reversal of provisions for civil lawsuits in the amount of R$ 39.5 million.

Operating Revenue

In addition to the items of supply, supply, Revenue for the availability of electricity grid, Revenue of Financial Assets and other revenues increased by 32%, from R$ 245 million in the third quarter of 2011 to R$ 325 million in fourth quarter of 2011, motivated by the average increase of 12% in the tariff of supply of electricity.

The construction revenue showed a reduction in the fourth quarter of 2011 versus the third quarter of 2011 of 51%, from R$ -23.4 million to R$ -11.5 million, driven by strong capitalization (transfer of fixed assets in progress to fixed assets in service) of the PLPT works, substation and LT's, reducing the fixed assets in progress in 2011 which is the basis for the calculation of construction revenues.

Cost of Electricity Services

The energy purchased for resale showed an increase of 8% from R$ 93 million in the third quarter of 2011 to R$ 101 million in the fourth quarter of 2011 due to seasonality.

Operating Costs and Expenses

The personnel and managers expenses had an increase of 25%, from R$ 31 million in the third quarter of 2011 to R$ 39 million in the fourth quarter of 2011, mainly for payment of the 13 th salary and payment of meal vouchers.

The depreciation and amortization were up 6% from R$ 5 million in the third quarter of 2011 to R$ 6 million in the fourth quarter of 2011. This variation was from new capitalizations of works in fiscal 2011.

The Third party services expenses showed an increase of 93%, from R$ 19 million in the third quarter of 2011 to R$ 37 million in the fourth quarter of 2011. This variation was impacted primarily by new hires for operation and maintenance of several cities in Piauí.

Provision for Loan and Losses – PCLD increased by 686% from a reversal of R$ 2 million in the third quarter of 2011 to a provision of R$ 9 million in the fourth quarter of 2011 due to reversal of provision that was made for recovery of the amounts of electricity, especially with the Municipalities authorities and consumers of high voltage, positively impacting on company results.

Provisions for contingencies decreased 257% from a provision of R$ 17.8 million in the third quarter of 2011 to R$ 28.0 million in the fourth quarter of 2011, mainly due to the reversal of provisions for civil lawsuits in the amount of R$ 39.5 million.

Commercial Losses increased R$ 4 million from the third quarter to the fourth quarter of 2011, driven by a decrease in electricity bills worth up to R$ 5,000 considered uncollectible.

Financial Result

Financial revenues increased 120%, from R$ 8 million in the third quarter of 2011, to R$ 17 million in the fourth quarter of 2011, mainly due to update the electricity bills of consumers in arrears.

Interest expense fell by 24%, from R$ 29 million in the third quarter of 2011, to R$ 22 million in the fourth quarter of 2011, mainly due to reduction in monetary variation in 121%.

Marketletter

Market Data

1.       Generation Assets and Energy generated - NA

2.       Electric energy purchased for resale

System	Unit	1Q11	2Q11	3Q11	4Q11	2011
Eletrobras	MWh	468,725	486,796	508,787	532,875	1,997,183
	R$ million	39.021	40.304	43.537	48.323	171.185
Others	MWh	454,368	455,527	483,960	480,609	1,874,464
	R$ million	37.577	37.587	43.047	44.172	162.383
Total	MWh	923,093	942,323	992,747	1,013,484	3,871,647
	R$ million	76.598	77.891	86.584	92.495	333.568

3.       Energy sold

Distribution to	1Q11		2Q11		3Q11		4Q11		2011
	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
State utilities	35,538	101,655	36,640	103,949	40,038	109,256	47,589	116,132	159,805	430,992
Industrial	18,017	56,888	18,682	56,704	21,301	64,478	24,079	67,202	82,079	245,272
Residential	120,924	244,476	118,643	240,624	134,008	262,160	160,430	281,414	534,005	1,028,674
Commercial	52,657	114,001	54,035	118,267	59,072	125,936	69,641	133,116	235,405	491,320
Others	6,720	22,278	6,699	21,678	(74,304)	29,436	(529,016)	32,008	(589,901)	105,400
Total	233,856	539,298	234,699	541,222	180,115	591,266	(227,277)	629,872	421,393	2,301,658

4.       Number of Consumer Units Serviced

	1Q11	2Q11	3Q11	4Q11
State utilities	18,320	17,997	18,270	18,473
Industrial	3,825	3,877	3,882	3,765
Residential	844,954	856,524	870,848	883,714
Commercial	72,620	73,639	74,280	74,566
Others	29,030	28,862	29147	29,548
Total	969,749	980,895	996,427	1,010,066

5.       Network Expansion - number of new connections

1Q11	2Q11	3Q11	4Q11	2011
16,240	16,654	23,469	16,143	72,506

6.       Substations

1Q11	2Q11	3Q11	4Q11
72	73	76	76

Marketletter

7.       Fuel used to produce electricity- NA

8.       Losses  - %

1Q11		2Q11		3Q11		4Q11		2011
Technical	Commercial	Technical	Commercial	Technical	Commercial	Technical	Commercial	Technical	Commercial
12.18	17.54	12.4	21.22	13.06	21.93	12.84	20.52	12.64	20.39

9.       Extension of distribution lines – 12/31/2011

Tension Kv	Extension Km
138.0	141
69.0	2,284
34.5	3,037
13.8	46,141
BT	12,758

10.    Extension da transmission lines – 12/31/2011- NA

11.    DEC- Duration of interruptions - in hours

1Q11	2Q11	3Q11	4Q11	2011
13.42	9.39	8.22	10.86	41.83

12.    FEC – Frequency of interruptions – Number of outages

1Q11	2Q11	3Q11	4Q11	2011
9.27	6.39	6.09	8.23	29.96

13.    TMA – Average response time – in minutes

1Q11	2Q11	3Q11	4Q11	2011
357	327	285	359	336

14.    Average price– R$/MWh

1Q11	2Q11	3Q11	4Q11	2011
320.55	321.17	326.85	359.4	332.9

15.    Main investments – R$ million

Project	1Q11	2Q11	3Q11	4Q11	Accomplished	2011 budget
Distribution	2.44	9.39	8.10	19.37	27.47	49.77
Others	2.41	0.90	4.11	5.12	9.24	17.78
Transmission	4.03	12.64	15.35	22.02	37.35	39.40
Luz para Todos	38.44	59.08	113.25	112.66	225.91	256.00
Total	47.32	82.01	140.81	159.17	299.97	362.95

Marketletter

16.    Loans and financing – R$ million

Creditor	Balance 03.31.11	Balance 06.30.11	Balance 09.30.11	Balance 12.31.11	Due	Index
Eletrobras	359,066	444,632	445,008	463,267	2019	FINEL/RGR – 5.00% to 10.00% py
BB	3,017	2,864	2,664	2,497	2014	IGPM- 8.46%py
Chesf	45,060	32,185	19,404	3,064	Jan/2012	IGPM- 1%pm
Morgan	7,608	7,009	8,354	7,199	2024	DOLAR- 12.30% py

17.    Contract obligations 12/31/2011

Loans and financing	2012	2013	2014	2015	2016	After 2016
	112.182	24.078	168.064	171.703

Energy Purchase Contracts	2012	2013	2014	2015	2016	After 2016
R$	465,297,230	432,263,060	384,238,540	350,443,510	373,583,419	672,647,775
MWh	3,834,078	4,233,824	2,744,258	2,397,288	2,469,161	4,386,085

18.    Default – more than  120 days – 12/31/2011

Class	R$ million
State utilities	123,915
Industrial	41,223
Residential	95,835
Commercial	50,239
Others	20,340
Total	331,552

19.   Number of employees (including request employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

19.1 By tenure

Composition of employees by tenure (Years)	1Q11	2Q11	3Q11	4Q11
Up 5	401	419	476	470
6 to 10	0	1	1	1
11 to 15	1	1	1	1
16 to 20	7	7	6	6
21 to 25	206	191	191	189
up 25	774	794	792	792
Total	1,389	1,413	1,467	1,459

Marketletter

                19.2  By region

State	Number of employees
Piauí	1,459

19.3 By departments

Department	Number of employees
Field	791
Administrative	668

20.    Complementary work force

Operational
1Q11	978
2Q11	978
3Q11	978
4Q11	978

21.    Turn-over

1Q11	2Q11	3Q11	4Q11
2.6	0.78	2.19	0.41

Marketletter

Balance Sheet

(R$ thousand)

Assets	12/31/2011	12/31/2010
Current Assets
Cash and banks	169,972	72,476
Consumers	148,777	140,831
CCC – Diesel reimbursement	165,822	91,011
Collaterals and linked deposits	8,312	22,613
Taxes to compensate	7,603	23,755
Compensated rights	11,406	1,017
Stored materials	5,493	5,809
Service in course	10,804	11,660
Expenses paid in advance	2,260	5,53 3
Others	17,693	8,878
	548,142	383,583

Non-Current Assets
Consumers	37,012	50,970
CCC – Diesel reimbursement	500,333	371,599
Collaterals and linked deposits	54,0 17	14,660
Taxes to compensate	5,811	5,988
Expenses paid in advance	8,028	10,035
Financial Asset (concession)	354,228	287,282
Others	10,697	10,917
Investments	1,833	1,833
Property, plant and equipment - net	19,571	14,198
Intangible	99,058	105,689
	1,090,588	873,171
Total of Assets	1,638,730	1,256,754

Marketletter

Liabilities and Stockholders’ Equity	12/30/2011	12/31/2010
Current Liabilities
Suppliers	325,089	174,118
Taxes to collect	22,383	30,142
Loans and financing	20,9 16	15,937
CCC – Diesel reimbursement	9,581	9,047
Provisions of contingencies	15,522	26,103
Estimated obligations	10,2 56	9,474
Sector charges	7,122	4,180
Research and development	9,064	4,913
Others	15,559	18,055
	435,492	29 1,969
Non-Current Liabilities
Suppliers	701,578	416,940
Loans and financing	94,926	92,907
Taxes to collect	3,163	3,450
CCC – Diesel reimbursement	74,094	71,020
Provisions of contingencies	84,299	15,819
Resources for capital increase	90,487	80,998
Research and development	19,573	20,008
	1,068,120	70 1,142
Stockholders’ Equity (not covered)
Social Capital	1,117,860	1,117,860
Accrued losses	(982,742)	(854,217)
	135,118	263,643
Total Liabilities and Stockholders’ Equity	1,638,730	1,256,754

Marketletter

 Statement of Income

(R$ thousand)

	2011	2010
Net Operating Revenue	734,006	638,677
Operational cost	(608,824)	(476,483)
Electric energy cost	(420,256)	(293,598)
Electric energy purchased for resale	(392,242)	(276,7 14)
Charge on the use of transmission grid	(28,0 14)	(16,884)
Operation cost	(105,978)	(82,740)
Personnel , Material and Third party services	(81,061)	(59,277)
Depreciation and amortization	(23,282)	(22,237)
Others	(1,635)	(1,226)
Construction cost	(82,590)	(100,145)
Gross income	125,182	162,194
Operational expenses	(230,949)	(153,895)
Electric energy Service result	(105,767)	8,299
Financing revenue	(22,758)	5,543
Result before taxes	(128,525)	13,842
Income tax and social contribution	-	(9,129)
Net income (loss) for the period	(128,525)	4,713

Marketletter

Analysis of the result

The company reported, in the fourth quarter 2011 a net loss 456.7%, higher than the value reported in the previous quarter, from R$ 21.3 million of net profit in the third quarter of 2011 to a loss of R$ 77.8 million in the fourth quarter of 2011, primarily due to operating provisions, highlighting the assessment notices from ANEEL of R$ 42.8 million, due to the failure of achieving the quality indexes of electricity sales to consumers in Rondonia.

For the year 2011, the company reported net loss 2,834.0% higher than that in 2010, going  from R$ 4.7 million net profit in 2010 to R$ 128.5 million loss in 2011, mainly due to provisions for liabilities, contingencies and assessment notices from ANEEL in the amount of R$ 59.5 million; updating of liabilities with suppliers in the amount of R$ 8.1 million; an increase in charges for the use of the transmission system in the amount of R$ 11.1 million; an increase in personnel expenses of R$ 11.7 million, an increase of R$ 14.2 million with third party services because of growth in the serviced as well as market growth.

Operating Revenue

The electricity supply increased 7.95%, from R$ 235.5 million in the third quarter of 2011, to R$ 254.1 million in the fourth quarter of 2011, mainly due to market growth and increase in the electricity tariff in November, according to ANEEL resolution.

Construction revenue decreased 115.4% from R$ 31.3 million in the third quarter of 2011, to R$ -4.8 million in the fourth quarter of 2011, mainly due to the reduction of subvention amounts, financial partnership and donations recorded in the last quarter of 2011.

Cost of Electricity Services

The electricity purchased for resale showed an increase of 212.2%, from R$ 64.1 million in the third quarter of 2011, to R$ 136.1 million in the fourth quarter of 2011 due to entitlement to credits stated in Law 12,111, on contracts of energy purchase, for the period January-September 2011, released in full in September 2011.

Charges for use of the electricity grid showed a reduction of 29.1%, from R$ 6.1 million in the third quarter of 2011, to R$ 4.3 million in the fourth quarter of 2011, mainly due to a lower volume of energy traded in the SIN.

The Depreciation and Amortization line items were up 7.1% from R$ 6.4 million in the third quarter of 2011, to R$ 6.9 million in the fourth quarter of 2011, primarily due to increased immobilization which occurred in the work sites.

Personnel Expenses line item showed an increase of 17.91%, from R$ 7.1 million in the third quarter of 2011, to R$ 8.4 million in the fourth quarter of 2011, primarily due to increased overtime payments, dangerous work conditions retroactive payments, increase in payments related to collective workers’ agreement of 1.5%, which influences the 13th salary payment and early payment of a five-year period to employees began working at the company in 2006.

Materials Expenses line item decreased 25.2% from R$ 1.3 million in the third quarter of 2011 to R$ 1.0 million in the fourth quarter of 2011, mainly due to reduction in maintenance expenses of the operating system, from October to December.

Third party services decreased by 14.0% from R$ 25.2 million in the third quarter of 2011, to R$ 21.7 million in the fourth quarter of 2011, mainly due to reclassification of cost for construction.

Operating Revenue (Expenses)

The Personnel Expenses line item decreased 9% from R$ 19 million in the third quarter of 2011, to R$ 17.2 million in the fourth quarter of 2011, mainly due to reduction in overtime payment in the period.

Provisions for contingencies showed an increase of 301.8%, from R$ 11.2 million in the third quarter of 2011, to R$ 45.3 million in the fourth quarter of 2011, mainly due to provisions of assessment notices from ANEEL, in the amount of R$ 42.8 million.

Financial Results

Financial revenues increased 17.0% from R$ 9.8 million in the third quarter of 2011, to R$ 11.5 million in the fourth quarter of 2011, primarily due to interest and penalties on energy bills paid in arrears by consumers.

Financial expenses decreased by 4.8% from R$ 13.2 million in the third quarter of 2011, to R$ 12.6 million in the fourth quarter of 2011, mainly due to lower interest on debt.

Marketletter

Market Data

1.       Generation Assets and Energy generated

Own assets

Unit -Own assets	Installed Capacity (MW)	Guaranteed energy (MW Average)	Energy generated – MWh
			1Q11	2Q11	3Q11	4Q11	2011
PCH – RIO VERMELHO	2.6	2.0	4,842	4,576	3,683	4,021	17,122

Unit -Own assets	Location (State)	Beginning of operation	End of concession
PCH- RIO VERMELHO	Vilhena - RO	Nov/1986	10/2012

Obs: End of concession – dispatch  ANEEL 2.528 06/21/2011.

2.       Electric energy purchased for resale

System	Unit	1Q11	2Q11	3Q11	4Q11	2011
Eletrobras	MWh	509,351	544,815	662,335	626,000	2,342,501
	R$ million	59.3	61.7	76.1	63.9	261.0
Others	MWh	219,907	266,547	208,467	248,845	943,766
	R$ million	33.0	37.9	-11.9	75.2	134.2
Total	MWh	729,258	811,362	870,802	874,845	3,386,267
	R$ million	92.3	99.6	64.2	139.1	395.2

3.       Energy sold

Distribution to	1Q11		2Q11		3Q11		4Q11		2011
	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
State utilities	4.3	18,308	5.0	21,242	4.9	21,263	5.2	21,719	19.4	82,532
Industrial	35.7	100,678	35.6	101,337	40.6	116,359	37.4	113,830	151.6	432,204
Residential	87.8	198,830	90.1	206,325	96.3	226,310	118.0	243,998	393.5	875,463
Commercial	54.0	120,362	56.7	128,186	59.5	137,357	60.9	141,564	232.7	527,469
Others	36.4	103,925	38.3	110,492	39.8	117,586	44.1	121,458	159.4	453,461
Total	218.2	542,103	225.7	567,582	241.1	618,875	265.6	642,569	956.6	2,371,129

4.       Number of Consumer Units Serviced

	1Q11	2Q11	3Q11	4Q11
State utilities	184	186	188	191
Industrial	2,110	2,099	2110	2,108
Residential	350,418	354,982	360,551	364,927
Commercial	35,817	36,283	36,563	36,868
Others	101,675	105,132	106,950	108,856
Total	490,204	498,682	506,362	512,949

Marketletter

5.       Network Expansion - number of new connections

1Q11	2Q11	3Q11	4Q11	2011
7,689	8,478	7,680	6,587	30,434

6.       Substations

1Q11	2Q11	3Q11	4Q11
48	48	48	50

7.       Fuel used to produce electricity

Type	Unit	1Q11		2Q11		3Q11		4Q11		2011
		Amount	R$ Million	Amount	R$ Million	Amount	R$ Million	Amount	R$ Million	Amount	R$ Million
Diesel oil	M³	17,000	28.0	18,680	34.7	25,226	47.30	31,786	68.0	92,692	178.0

8.       Losses - %

1Q11		2Q11		3Q11		4Q11		2011
Technical	Commercial	Technical	Commercial	Technical	Commercial	Technical	Commercial	Technical	Commercial
12.67	13.00	12.67	17.32	12.67	16.10	12.67	13.83	12.67	15.11

Obs: Technical Losses (Regulatory)

9.       Extension of distribution lines – 12/31/2011

Tension kV	Extension Km
Low tension of distribution grid – urban	4,770
Distribution grid / Average Tension of distribution line - 13.8	15,212
Distribution line 34.5	776.8
Transmission line 69	200.8

10.    Extension of transmission lines – 12/31/2011

Tension kV	Extension Km
138	357.3

11.    DEC- Duration of interruptions - in hours

1Q11	2Q11	3Q11	4Q11	2011
8.84	7.60	11.08	11.01	38.48

12.    FEC – Frequency of interruptions – Number of outages

1Q11	2Q11	3Q11	4Q11	2011
7.27	6.82	7.87	6.99	28.90

Marketletter

13.    TMA – Average response time – in minutes

1Q11	2Q11	3Q11	4Q11	2011
194.94	154.02	391.64	325.7	325.7

14.    Average price – R$/MWh (without ICMS)

1Q11	2Q11	3Q11	4Q11	2011
402.56	397.63	389.63	397.18	396.55

15.    Main investments – R$ million

Project	1Q11	2Q11	3Q11	4Q11	Accomplished	2011 budget
Distribution
Rural Expansion of distribution Light for All Project	16.00	27.32	20.80	29.02	93.14	126.50
Expansion of Urban distribution	2.00	1.90	3.77	3.93	11.60	11.63
Maintenance of the distribution system	3.00	3.75	5.43	11.89	24.07	25.31
Isolated system - energy	0.60	0.10	0.00	0.00	0.70	0.35
Modernization – Distribution and Comercialization System	0.20	1.29	1.46	2.12	5.07	11.90
Expansion of the Distribution System	0.20	0.28	0.97	9.39	10.84	18.01
Others
Maintenance and Adjustment of property / IT assets	2.30	3.11	6.75	1.61	13.77	17.70
Total	24.30	37.75	39.18	57.96	159.19	211.40

16.    Loans and financing – R$ million

Creditor	Balance 03.31.11	Balance 06.30.11	Balance 09.30.11	Balance 12.31.11	Due	Index
Eletrobras	105.1	105.2	105.30	115.8	2025	Ufir + 5%

17.    Contract obligations 12/31/2011

Loans and financing R$ million	2012	2013	2014	2015	2016	After 2016
	15.9	16.8	17.1	13.0	10.1	42.9

Energy Purchase Contracts	2012	2013	2014	2015	2016	After 2016
R$ million	617.61	749.17	918.37	1,119.94	1,231.94	6,047.70
MWh	3,884.839	4,131.232	4,413.087	4,689.791	4,971.245	2,725.051

Marketletter

18.    Default – more than  120 days – 12/31/2011

Class	R$ million
State utilities	14.65
Industrial	9.39
Residential	7.18
Commercial	5.28
Others	88.11
Total	124.61

19.   Number of employees  (including request employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

19.1   By tenure

Composition of employees by tenure (Years)	1Q11	2Q11	3Q11	4Q11
Up 5	285	286	285	283
6 to 10	6	6	6	6
11 to 15	3	1	0	0
16 to 20	54	56	52	52
21 to 25	227	206	204	192
up 25	177	198	204	215
Total	752	753	751	748

19.2   By region

State	Number of employees
Rondônia	748

19.3   By departments

Department	Number of employees
Field	519
Administrative	229

20.    Complementary work force

Operational
1Q11	881
2Q11	910
3Q11	552
4Q11	1,225

Marketletter

21.    Turn-over

1Q11	2Q11	3Q11	4Q11
1.64%	0.19%	0.26	0.84

Marketletter

Balance Sheet

(R$ thousand)

Assets	12/31/2011	12/31/2010
Current Assets
Cash and banks	79,666	1,694
Consumers	58,146	46,769
CCC - reimbursement	532	49,792
Stored materials	2,202	2,075
Tax to recover	1,421	1,879
Others Credits	3,546	3,111
	145,513	105,320
Non- Current Assets
Consumers	3,410	40,120
Collaterals and linked deposits	8,477	1,329
Financial Asset	111,271	92,244
Other	815	1,125
Property, plant and equipment	8,413	8,324
Intangible	7,723	13,045
	140,109	156,187
Total Assets	285,622	261,507

Marketletter

Liabilities and Stockholders’ Equity	12/31/2011	12/31/2010
Current Liabilities
Suppliers	405,946	255,457
Loans and financings	2,887	2,804
Taxes and social contributions	3,017	1,616
Estimated obligations	6,065	5,118
Sector charges	5,116	3,139
Related parties	8,768	8,413
Research and Development	4,024	3,552
Other	4,596	3,976
	440,419	284,075
Non-Current Liabilities
Loans and financings	13,413	13,595
Related parties	70,907	46,540
Provisions of contingencies	16,145	10,614
Retirement benefit	1,696	7
Onerous concession	11,677	-
Research and Development	2,684	1,752
	116,522	72,508
Stockholders’ Equity
Social Capital	320,743	320,743
Other comprehensive income	(2,280)	(144)
Accrued losses	(589,782)	(415,675)
	(271,319)	(95,076)
Total Liabilities and Stockholders’ Equity	285,622	261,507

Marketletter

Statement of Income

(R$ thousand)

	2011	2010
Net Operating Revenue	159,059	127,256
Cost of electric energy service	(151,446)	(118,002)
Cost with electric energy	(92,932)	(60,197)
Electric energy purchased for resale	(92,932)	(60,197)
Cost of operation	(32,698)	(51,233)
Personnel, Material and Third party services	(27,655)	(45,333)
Depreciation and amortization	(5,138)	(5,852)
Others	95	(48)
Construction cost	(25,816)	(6,572)
Gross income	7,613	9,254
Operating expenses	(160,758)	(103,738)
Service result	(153,145)	(94,484)
Financing result	(20,962)	(18,780)
Net income (loss) per thousand shares – R$	(174,107)	(113,264)

Marketletter

Analysis of the result

Loss for the Period

The Company presented on the 4Q11 a net loss 224.1% higher than the previous quarter, from R$ 27.2 million to R$ 88.17.

This variation of the loss is mainly due to variations in costs and expenses specified below:

Net Operating Revenue

The main determinants of the evolution of Net Operating Revenues in the third and fourth quarters were:

Net revenue recorded in the 4Q was 28.38% higher than that of the previous period, from R$ 42.4 million to R$ 54.5 million. This increase in net revenue was mainly due to Construction Revenue which rose from R$ 9.5 million to R$ 13.5 million, a percentage increase of approximately 43.2% and also due to the Company's tariff increase, determined by Resolution No. 1226/2011-ANEEL which resulted in a 12.91% average rate in November 30.

Cost of Electricity Services

Energy Purchased for Resale

Energy purchased for resale presented an increase of 10.9% from R$ 23.3 million in the 3Q to R$ 25.9 million 4Q of 2011.

Operating Costs

The personnel line item decreased 31.1%, from R$ 6.90 million in the 3Q to R$ 4.8 million in the 4Q. During the 3Q there was an increase in the average wage of 6.5% retroactive to May 2011 and which has only been recorded in August 2011. During the 4Q, a Director of Operations was appointed whose entry accounting is no longer in "Cost of Service" but began to be recorded under the "Management" line item within "General and Administrative Expenses."

The materials line item decreased 45.2%, from R$ 104 thousand in the 3Q to R$ 57 thousand in the 4Q due to reduction of material consumption.

Third-Party Services increased 36.49% from R$ 10.2 million to R$ 13.9 million. The main impact was the recording of construction costs from R$ 9.46 million to R$ 13.55 million last quarter.

The depreciation and amortization line item increased 1.97%, from R$ 1.27 million in the 3Q to R$ 1.29 million in the fourth quarter due to depreciation that occurred monthly in the period.

Operating Expenses

Sales expenses showed an increase of 305.6%, from R$ 15 million in the 3Q to R$ 60 million in the 4Q due to:

a)        expenditure with payroll accounted for on a monthly basis;

b)        Provisions that increased 407.4%, from R$ 11.1 million to R$ 56.5 million due to defaulting by Public Agencies (State and Municipal) and also energy sold as supply to Companhia de Energia do Estado de Roraima – CERR which, since August 2010, has not made any payment;

c)        Third Party services and Materials as already specified above.

General and Administrative Expenses showed a decrease of 12.9% from R$ 7.6 million in the 3Q to R$ 6.6 million in the 4Q. The main changes were:

a)        Personnel line item of such expenditure is recorded monthly;

b)        Administrators line item with an increase of 476%, going from R$ 25 thousand in the 3Q to R$ 144 thousand in the 4Q due to the nomination of a  Director of Operations whose remuneration has to be absorbed by the company since October 2011;

c)        Third Party Services line item related to Legal Publications Services, Surveillance Services, Consulting, among others.

"Other Operating Expenses" showed an increase of 473.6%, from R$ 821 thousand in the 3Q to R$ 4.7 million in the 4Q. This variation was mainly due to provisions for civil and labor contingencies that showed an increase of 533.3%, from R$ 729 thousand to R$ 4.6 million in the 4Q11.

Non-Operational Result

The non-operating expenses increased from R$ 4 thousand in the 3Q11, to R$ 19.5 million in the 4Q11. This increase was due to Impairment  of assets concession.

Financial Revenues (Expenses)

Financial expenses had an increase of 284.1%, from R$ 5.8 million to R$ 22.1 million. This result is due to interest and penalties and updates on the electricity billed and not paid by consumers and also to installment payments granted to energy companies (Companhia de Energia, Companhia de Águas, Codesaima); State Government and the Municipality of Boa Vista.

Financial Expenses increased by 162.6% from R$ 10.3 million in the 3Q to R$ 27 million in the 4Q. This variation is due to the interest of monetary fines and updated portions of electricity purchased for resale (Eletronorte) that have not been paid since Aug/2007.

Marketletter

Market Data

1.       Generation Assets and Energy generated - NA

2.       Electric energy purchased for resale

System	Unit	1Q11	2Q11	3Q11	4Q11	2011
Eletrobras	MWh	181,674	173,545	186,110	206,427	747,756
	R$ million	29.5	28.18	30.21	35.04	122.93
Others	MWh	-	-	-	-	-
	R$ million	-	-	-	-	-
Total	MWh	181,674	173,545	186,110	206,427	747,756
	R$ million	29.5	28.18	30.21	35.04	122.93

3.       Energy sold

Distribution to	1Q11		2Q11		3Q11		4Q11		2011
	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
State utilities	4.24	22,185	4.28	21,719	4.46	22,249	5.25	24,819	18.23	90,972
Industrial	0.78	3,366	0.77	3,097	0.75	2,910	0.85	3,145	3.15	12,518
Residential	19.94	63,065	20.51	63,205	21.97	66,245	25.85	73,269	88.27	265,785
Commercial	8.25	29,049	8.42	28,796	8.88	29,608	10.47	33,310	36.02	120,763
Others	1.34	7,267	1.34	7,126	1.35	7,077	1.57	7,725	5.60	29,196
Total	34.55	124,932	35.32	123,943	37.41	128,089	43.99	142,268	151.27	519,233

4.       Number of Consumer Units Serviced

	1Q11	2Q11	3Q11	4Q11
State utilities	96	102	108	114
Industrial	980	1,016	1,013	1,035
Residential	221,674	224,038	229,376	231,771
Commercial	22,951	23,558	24,299	24,690
Others	8,038	8,464	8,848	9,443
Total	253,739	257,178	263,644	267,053

5.       Network Expansion - number of new connections

1Q11	2Q11	3Q11	4Q11	2011
1,992	2,673	2,277	1,821	8,783

6.       Substations

1Q11	2Q11	3Q11	4Q11
3	3	3	3

Boa Vista has only 3 substations

7.       Fuel used to produce electricity- NA

Marketletter

8.       Losses  - %

1Q11		2Q11		3Q11		4Q11		2011
Technical	Commercial	Technical	Commercial	Technical	Commercial	Technical	Commercial	Technical	Commercial
7.25	7.97	7.77	8.18	7.59	8.46	7.47	8.31	7.47	8.31

9.       Extension of distribution line – 12/31/2011

Tension kV	Extension Km
127V/220V	1,228.71
13.8 kV	1,588.62
69 kV	70.53

10.    Extension of transmission lines – 12/31/2011- NA

11.    DEC- Duration of interruptions - in hours

1Q11	2Q11	3Q11	4Q11	2011
1.79	3.75	3.76	3.28	12.62

12.    FEC – Frequency of interruptions – Number of outages

1Q11	2Q11	3Q11	4Q11	2011
2.05	4.15	7.57	6.14	20.09

13.    TMA – Average response time – in minutes

1Q11	2Q11	3Q11	4Q11	2011
61.47	88.87	99.83	92.59	87.38

14.    Average price– R$/MWh

1Q11	2Q11	3Q11	4Q11	2011
276.55	285.00	292.10	309.29	290.74

Marketletter

15.    Main investments – R$ million

Project	1Q11	2Q11	3Q11	4Q11	Accomplished	2011 budget
Distribution
Expansion of Urban Electricity Distribution (Luz p/todos)	0.46	0.64	7.71	5.12	13.92	15.8
Expansion of Urban Electricity Distribution	0.75	0.10	0.53	1.94	3.32	3.1
Maintenance of energy distribution system	0.40	0.45	0.84	1.44	3.13	4.5
Isolated system energy	0.00	0.00	0.00	0.00	0.00	0.00
Modernization and adaptation of energy distribution and Trading Energy system	0.06	0.00	0.03	1.83	1.92	3.18
Expansion of subtransmission system	0.01	0.03	0.52	4.08	4.62	4.45
Maintenance of subtransmission system	0.00	0.09	0.01	0.00	0.10	0.20
Others
Maintenance and adjustment of property. vehicles and equipment	0.10	1.68	0.18	0.67	2.63	2.98
Maintenance and adjustment of thecnological activity	0.10	1.60	0.00	2.93	4.63	9.20
Total	1.88	2.82	9.81	18.01	34.26	43.42

16.    Loans and financing – R$ million

Creditor	Balance 03.31.11	Balance 06.30.11	Balance 09.30.11	Balance 12.31.11	Due	Index
Eletrobras	7.01	7.13	7.13	7.2	07/30/16	Interest 10% py + Adm fee 2%
Eletrobras	0.00	0.00	0.00	0.49	10/30/18	Interest 5% py + Adm fee 2%
Eletrobras	6.23	6.33	6.33	6.42	07/30/16	Interest 10%py + Adm fee 2%
Eletrobras	1.60	1.66	1.66	1.72	08/30/16	IGP-M + interest 10% py + Adm fee 2%
Eletrobras	0.23	0.23	0.23	0.23	09/30/15	Interest 5% py + Adm fee 2%
Eletrobras	0.19	0.18	0.18	0.18	09/30/15	Interest 5% py + Adm fee 2%-
Eletronorte	21.60	20.46	18.56	17.6	11/30/13	IGP-M + interest 10% py + Adm fee 2%

17.    Contract obligations 12/31/2011

Loans and financing R$ million	2012	2013	2014	2015	2016	After 2016
	15.13	4.90	5.74	5.57	5.67	0.38

Energy Purchase Contracts	2012	2013	2014	2015	2016	After 2016
R$ million	160.02	183.73	216.14	249.70	275.31	1,528.42
MWh	660,341	703,499	741,635	760,341	790,891	3,541,831

Marketletter

18.    Default – more than  120 days – 12/31/2011

Class	R$ million
State utilities	4.78
Industrial	0.14
Residential	0.21
Commercial	0.28
Others	20.73
Total	26.14

19.   Number of employees (including request employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

19.1 – By tenure

Composition of employees by tenure (Years)	1Q11	2Q11	3Q11	4Q11
Up 5	43	43	43	43
6 to 10	142	141	141	141
11 to 15	5	5	5	5
16 to 20	1	1	1	1
21 to 25	39	39	39	39
up 25	56	56	56	56
Total	286	285	285	285

19.2   – By region

State	Number of employees
Roraima	285

19.3   – By departments

Department	Number of employees
Field	129
Administrative	156

20.    Complementary work force

Operational
1Q11	182
2Q11	182
3Q11	182
4Q11	182

Marketletter

21.    Turn-over

1Q11	2Q11	3Q11	4Q11
1.07%	0%	0%	0%

Marketletter

3.Participation Company

The Eletropar has for object to participation in the capital of companies. In this condition, participates in the capital of Eletropaulo Metropolitana Eletricidade de São Paulo S.A. -  Eletropaulo; EDP Energias do Brasil S.A;  da Empresa Metropolitana de Águas e Energia S.A. – EMAE; da CPFL Energia S.A. e da Companhia de Transmissão de Energia Elétrica Paulista S.A. - CTEEP, and also, of Eletronet S.A., being this, SPE, with signal transport activities of information and of telecommunications services.

The position of the investments in Eletropar in 12/31/2011, presented the following composition:

Comapny

Type

Quantity

Participation (%)

CTEEP	PN	999,663	0.65
Eletropaulo	PNB	2,095,644	1.25
EMAE	PN	523,911	1.42
Energias do Brasil	ON	495,227	0.31
CPFL Energia	ON	1,703,600	0.18

Marketletter

Balance Sheet
(R$ thousand)

Assets	12/31/11	12/31/10
Current Assets
Cash and banks	71,695	58,677
Return on investments	2,624	2,220
Fiscal assets to recover	811	757
Legal deposits	1,672	52
	76,802	61,706

Non-current assets
Long-term asset
Fiscal asset to compensated	2,376	-
	2,376	-
Investments	163,992	149,430
Property, plant and equipment
Furniture and utensils	223	209
(-) Accumulated depreciation	(177)	(163)
	47	46
Intangible	7	8
	166,422	149,484
Total Assets	243,224	211,190

Marketletter

Liabilities and Stockholders Equity	12/31/2011	12/31/2010
Current liabilities
Stockholders remuneration	5,618	2,721
Payable accounts - Eletrobras	204	533
Tax obligations	226	383
Estimated obligations	29	13
Other	24	38
	6,101	3,688

Non-current liabilities
Provisions for fiscal and administrative risks	1,608	1,531
Income tax and social contribution - deferred	33,466	26,729
	35,074	28,260

Stockholders equity
Social capital	118,054	118,054
Income reserve	2,325	1,142
Additional Proposed Dividend	16,854	8,161
Equity adjustment	64,816	51,885
	202,049	179,242
Total liabilities and stockholders equity	243,224	211,190

Marketletter

Statement of Income
(R$ thousand)

	2011	2010
Operating Revenues
Dividends	17,697	20,045
Interest on own capital	1,358	1,276
Equity participation	1,180	4,615
	20,235	25,936
Operating Expenses
Personnel/fees	2,266	2,329
Materials and Products	78	88
Traveling expenses, transportation, training	123	103
Third party services	495	476
Publicity	861	284
Taxes and contributions	280	271
Rent, Condominium Installments and Municipal Taxes	71	73
Operating provision (reversion)	(2,345)	1,834
Equity participation investment - losses	-	320
Other	96	76
	1,925	5,854
Operating Result Before Financing Result	18,310	20,082
Financial Revenues (Expenses)
Financing revenues	7,383	4,082
Financing expenses	(800)	(87)
Financial Result	6,583	3,995
Operating result	24,892	24,077
Income before income tax and social contribution	24,892	24,077
Income tax and social contribution	(1,237)	(825)
Net income for the period	23,655	23,252
Net income per share
Basic and diluted	2,01080	1,97650

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2012
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.